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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-82300

PROSPECTUS

4,500,000 Shares

VERINT SYSTEMS INC.

Common Stock

        This is our initial public offering of shares of our common stock. We are offering 4,500,000 shares. No public market for our common stock currently exists.

        Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "VRNT".

        Investing in our common stock involves risks. "Risk Factors" begin on page 7.

	Per Share	Total
Initial Public Offering Price	$16.00	$72,000,000
Underwriting Discounts and Commissions	$ 1.12	$5,040,000
Proceeds, before expenses, to Verint Systems Inc.	$14.88	$66,960,000

        We have granted the underwriters a 30 day option to purchase up to 675,000 additional shares of our common stock to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about May 21, 2002.

LEHMAN BROTHERS
SALOMON SMITH BARNEY
ROBERTSON STEPHENS
UBS WARBURG

        U.S. BANCORP PIPER JAFFRAY

May 15, 2002

VERINT

GENERATING ACTIONABLE INTELLIGENCE

COLLECTION
RETENTION
ANALYSIS
DECISION
DISTRIBUTION
VOICE
VIDEO
DATA
COMMUNICATIONS

VERINT SYSTEMS INC.

        You should rely only on the information contained in this prospectus. We have not and the underwriters have not authorized any other person to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

        Until June 9, 2002 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information set forth in "Risk Factors" before making an investment decision. In this prospectus, "Verint," "we," "us," and "our" refers to Verint Systems Inc. and its subsidiaries unless the context otherwise requires.

Verint Systems Inc.

        We are a leading provider of analytic solutions for communications interception, digital video security and surveillance, and enterprise business intelligence. Our software generates actionable intelligence through the collection, retention and analysis of voice, fax, video, email, Internet and data transmissions from multiple types of communications networks.

        Since the terrorist attacks of September 11, 2001, heightened awareness surrounding homeland defense and security, both in the United States and globally, has increased the demand for solutions such as ours. Recent legislative and regulatory actions have provided greater surveillance powers to law enforcement agencies, imposed strict requirements on communications service providers to facilitate interception of communications over public networks, and increased the security measures being implemented at airports and other public facilities. Demand for solutions such as ours has also been driven by the enormous growth in recent years in both the types and volume of communications.

        We provide our solutions to two principal markets: the digital security and surveillance market and the enterprise business intelligence market.

Digital Security and Surveillance

        The digital security and surveillance market consists primarily of communications interception by law enforcement agencies and digital video security utilized by government agencies and public and private organizations. Communications interception, historically referred to as wiretapping, is the monitoring and recording of voice and data transmissions to and from a specified target over communications networks to obtain intelligence and gather evidence. Video security is the monitoring and recording of surveillance camera transmissions to safeguard public and private facilities.

        Our digital security and surveillance solutions include the STAR-GATE and RELIANT communications interception products and LORONIX digital video security products. STAR-GATE enables communications service providers to intercept communications over a variety of wireline, wireless and Internet protocol, or IP, networks for delivery to law enforcement and other government agencies, and is sold to communications service and equipment providers. RELIANT provides intelligent recording and analysis solutions for communications interception activities, and is sold to law enforcement and government agencies. LORONIX digital video security products provide intelligent recording and analysis of video for security and surveillance applications and are sold to government agencies and public and private organizations for use in airports, public buildings, correctional facilities and corporate sites.

Enterprise Business Intelligence

        The enterprise business intelligence market consists primarily of solutions targeting enterprises that rely on contact centers for voice, email and Internet interactions with their customers. Additionally, an emerging segment of enterprise business intelligence utilizes digital video information to allow enterprises and institutions to enhance their operations, processes and performance. The pressure on companies to manage their businesses more effectively has fueled the demand for analytic technologies and enterprise business intelligence solutions that provide actionable intelligence to organizations in a quick, convenient and helpful manner. Actionable intelligence generated from enterprise business intelligence solutions helps enterprises to service and retain customers, improve business processes and optimize contact center agent performance.

        Our enterprise business intelligence solutions include ULTRA contact center business intelligence products and LORONIX video business intelligence products. Our ULTRA products record and analyze customer interactions with contact centers, providing enterprises with intelligence about customers, processes and contact center agents in order to monitor and improve business performance. Our LORONIX video business intelligence products enable enterprises to monitor and improve their operations through the analysis of live and recorded digital video. We sell our enterprise business intelligence solutions to financial institutions, casinos, retailers, utilities, communications service providers, contact center service bureaus, manufacturers and other enterprises.

Our Strategy

        Our strategy is to further enhance our position as a leading provider of digital security and surveillance and enterprise business intelligence solutions worldwide. Key elements of our strategy include:

  •
  Enhancing our technological leadership and expanding the analytic capabilities of our software;
  •
  Focusing on new market opportunities;
  •
  Leveraging our existing technologies into new markets and applications;
  •
  Utilizing strategic alliances to enhance our products and increase our customer base; and
  •
  Enhancing our relationships with systems integrators and software resellers.

        We believe that we maintain a competitive advantage over industry participants in each of our markets as a result of our comprehensive product offerings, long-term customer relationships, established reputation in the industry, and extensive experience with and expertise in analytic solutions.

        We maintain a global presence through our direct sales force. In addition, we have established marketing relationships with a variety of global value added resellers and a network of systems integrators, including ADT, Avaya, Nortel and Siemens. We also have technological alliances with leading software and hardware companies including Genesys, Siebel and Visionics, which enable us to offer complementary solutions to their products.

        Our headquarters is located in Woodbury, New York. In addition, we have facilities in multiple locations in the United States and facilities in Germany, the United Kingdom and Israel. We derived 45%, 35%, 15%, 4% and 1% of our revenues in fiscal 2001 from sales to end users in North America, Europe, Asia/Pacific, Israel and the rest of the world, respectively. In fiscal 2001 we incurred 44%, 41%, 8%, 5%, and 1% of our operating expenses in the United States, Israel, the United Kingdom, Germany, and the other countries in which we operate, respectively.

        Our products are used by over 800 organizations in over 50 countries worldwide. Customers for our digital security and surveillance products include the U.S. Capitol, the U.S. Department of Defense, the U.S. Department of Justice, Washington Dulles International Airport, the Toronto Police Service, the Dutch National Police Agency, and other domestic and foreign law enforcement and intelligence agencies, as well as communications service and equipment providers, such as Cingular, Ericsson and Nortel. Customers for our enterprise business intelligence products include Con Edison, FedEx, HSBC, JC Penney, Sprint, Target and Tiffany & Co. None of our customers, including systems integrators and value added resellers, individually accounted for more than 5% of our revenues in fiscal 2001.

        We are a subsidiary of Comverse Technology, Inc. We were incorporated in Delaware on February 23, 1994 as "Interactive Information Systems Corporation," and from January 1999 through January 2002 we were known as "Comverse Infosys, Inc." On February 1, 2002, we changed our name to "Verint Systems Inc." Our principal executive offices are located at 234 Crossways Park Drive, Woodbury, New York 11797. Our telephone number at that address is (516) 677-7300. Our website is www.verintsystems.com. The information contained on our website is not part of this prospectus.

THE OFFERING

Common stock offered by us	4,500,000 shares
Common stock to be outstanding after this offering	23,390,630 shares
Use of Proceeds	We intend to use the net proceeds to finance the growth of our business, working capital and for general corporate purposes and capital expenditures. We may use a significant portion of the proceeds to repay bank debt. We may also use a portion of the proceeds for acquisitions or other investments.
Nasdaq National Market symbol	"VRNT"

        The common stock to be outstanding after this offering is based on the number of shares outstanding as of January 31, 2002, which excludes:

  •
  2,788,776 shares of common stock issuable upon exercise of stock options outstanding as of January 31, 2002 under our stock option plan, with a weighted average exercise price of $7.26 per share;

  •
  476,687 shares of common stock issuable upon the exercise of stock options granted under our stock option plan effective upon completion of this offering at an exercise price equal to the initial offering price;

  •
  1,462,285 shares available for future issuance under our stock option plan;

  •
  1,000,000 shares available for future issuance under our employee stock purchase plan; and

  •
  136,985 shares of common stock issuable upon the conversion of an outstanding convertible note.

ABOUT THIS PROSPECTUS

        Unless otherwise indicated, the information in this prospectus:

  •
  assumes no exercise of the underwriters' over-allotment option; and

  •
  reflects a 1 for 5.11 reverse stock split of our common stock, which became effective on April 19, 2002.

        References in this prospectus to Comverse Technology refer to our controlling stockholder, Comverse Technology, Inc., and its subsidiaries excluding Verint Systems Inc. References in this prospectus to Comverse refer to our affiliate, Comverse, Inc. or any of its subsidiaries. Comverse, Inc. is a wholly-owned subsidiary of Comverse Technology.

        In 1998, we changed our fiscal year from the calendar year to the fiscal year ending January 31. References in this prospectus to fiscal 1999 refer to our fiscal year ended January 31, 2000. References in this prospectus to fiscal 2000 refer to our fiscal year ended January 31, 2001. References in this prospectus to fiscal 2001 refer to our fiscal year ended January 31, 2002.

        LORONIX® and cctvware® are registered trademarks of ours. We have also applied for registration of our RELIANT™, vCRM™, Building the Customer Intelligent Enterprise™, OpenStorage Portal™ and Intelligent Recording™ trademarks. Other trademarks and trade names appearing in this prospectus are the property of their respective holders.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following table summarizes financial data regarding our business. You should read this information together with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. Financial data for the year ended December 31, 1997, the one-month period ended January 31, 1998 and the year ended January 31, 1999 are unaudited. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,	One Month Ended January 31,	Year Ended January 31,
	1997	1998	1999	2000	2001		2002
	(in thousands, except per share data)
Statement of Operations Data:
Sales	$58,865	$758	$89,282	$120,612	$141,677		$131,235
Loss from operations	(10,962)	(5,796)	(10,626)	(9,548)	(7,565	)(1)	(2,533	)(2)
Net loss	(11,627)	(5,866)	(11,659)	(10,544)	(8,559	)(1)	(4,649	)(2)
Net loss per share: Basic and diluted	$(0.62)	$(0.32)	$(0.63)	$(0.57)	$(0.46)		$(0.25)
Shares used in computing basic and diluted net loss per share	18,618	18,618	18,618	18,619	18,704		18,767

(1)
Includes merger expenses of approximately $3.5 million and restructuring and impairment charges of approximately $1.5 million.

(2)
Includes restructuring and impairment charges of approximately $2.8 million.

        The following table summarizes our balance sheet as of January 31, 2002:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the sale of 4,500,000 shares offered by us in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, and our anticipated application of the net proceeds of the offering.

	As of January 31, 2002
	Actual	As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$49,860	$115,320
Working capital	41,160	106,620
Total assets	116,726	182,186
Long-term bank loans, including current maturities	43,623	43,623
Stockholders' equity	18,735	84,195

RISK FACTORS

        Investing in our common stock involves a high degree of risk. Before purchasing our shares, you should carefully consider the risks described below in addition to the other information in this prospectus. Our business, results of operations and financial condition may be materially and adversely affected due to any of the following risks. The trading price of our shares could decline due to any of these risks, and you could lose all or part of your investment.

Risks Related to Our Business and Industry

We have incurred operating and net losses every year since 1997. We may not operate profitably in the future.

        We reported net losses of $10.5 million for fiscal 1999, $8.6 million for fiscal 2000 and $4.6 million for fiscal 2001. As of January 31, 2002, our accumulated deficit was $45.0 million. If our sales do not increase as anticipated or if our expenses increase at a greater pace than our revenues, we will not become profitable. Even if we become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis.

The recent global economic slowdown and the decline in information technology spending has adversely impacted our markets and revenues. Any further decline in information technology spending may result in a further decrease in our revenues.

        The information technology industry has been particularly affected by worldwide conditions of economic weakness, causing many companies to reduce or in extreme cases eliminate altogether, information technology spending. During fiscal 2001, we experienced reduced demand for certain of our solutions and our revenues decreased from $141.7 million in fiscal 2000 to $131.2 million in fiscal 2001. If our current and prospective customers do not increase their spending on information technology or if such spending declines, our revenues may decrease even further. The information technology spending of our customers in the near term remains uncertain. Accordingly, we cannot assure you that we will be able to increase or maintain our revenues.

Our lengthy and variable sales cycle makes it difficult for us to predict our operating results.

        It is difficult for us to forecast the timing of revenues from sales of our products because our customers often need a significant amount of time to evaluate our products before purchasing them. The period between initial customer contact and a purchase by a customer may vary from six months to more than one year. During the evaluation period, customers may defer or scale down proposed orders of our products for various reasons, including:

  •
  changes in budgets and purchasing priorities;
  •
  reduced need to upgrade existing systems;
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  customer deferrals in anticipation of enhancements or new products;
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  introduction of products by our competitors; and
  •
  lower prices offered by our competitors.

Because our quarterly operating results may fluctuate significantly and may be below the expectations of analysts and investors, the market price for our stock may be volatile.

        Our quarterly operating results are difficult to predict and may fluctuate significantly in the future. As a result, our stock price may be volatile. The following factors, many of which are outside our control, can cause fluctuations in our operating results and volatility in our stock price:

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  the size, timing, terms and conditions of orders from and shipments to our customers;

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  unanticipated delays or problems in releasing new products;
  •
  the timing and success of our customers' deployment of our products and services; and
  •
  the amount and timing of our investments in research and development activities.

        The deferral or loss of one or more significant sales could materially and adversely affect our operating results in any fiscal quarter, particularly if there are significant sales and marketing expenses associated with the deferred or lost sales. We base our current and future expense levels on our internal operating plans and sales forecasts, and our operating costs are to a large extent fixed. As a result, we may not be able to sufficiently reduce our costs in any quarter to compensate for an unexpected near-term shortfall in revenues.

If the markets for our products do not develop, we will not be able to maintain our growth.

        The markets for our digital security and surveillance and enterprise business intelligence products are still emerging. Our growth is dependent on, among other things, the size and pace at which the markets for our products develop. If the markets for our products decrease, remain constant or grow slower than we anticipate, we will not be able to maintain our growth. Continued growth in the demand for our products is uncertain as, among other reasons, our customers and potential customers may:

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  not achieve a return on their investment in our products;
  •
  experience technical difficulty in utilizing our products; or
  •
  use alternative solutions to achieve their security, intelligence or business objectives.

        In addition, as our enterprise business intelligence products are sold primarily to contact centers, slower than anticipated growth or a contraction in the number of contact centers will have an adverse effect on our ability to maintain our growth.

The industry in which we operate is characterized by rapid technological changes, and our continued success will depend upon our ability to react to such changes.

        The markets for our products are characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards can render our existing products obsolete and unmarketable and can exert price pressures on existing products. It is critical to our success for us to be able to anticipate changes in technology or in industry standards and to successfully develop and introduce new, enhanced and competitive products on a timely basis. We cannot assure you that we will successfully develop new products or introduce new applications for existing products, that new products and applications will achieve market acceptance or that the introduction of our new products or technological developments by others will not render our products obsolete. Our inability to develop products that are competitive in technology and price and meet customer needs could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to compete successfully or if our customers opt to develop internal substitutes for our products, our business, financial condition and results of operations could suffer.

        The global market for analytical solutions for security and business applications is intensely competitive, both in the number and breadth of competing companies and products and the manner in which products are sold. For example, we often compete for customer contracts through a competitive bidding process that subjects us to risks associated with:

  •
  the frequent need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns; and
  •
  the substantial time and effort, including design, development and marketing activities, required to prepare bids and proposals for contracts that may not be awarded to us.

        Our competitors may be able to develop more quickly or adapt faster to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products. Some of our competitors have, in relation to us, longer operating histories, larger customer bases, longer standing relationships with customers, greater name recognition and significantly greater financial, technical, marketing, customer service, public relations, distribution and other resources. New competitors or alliances among competitors could emerge and rapidly take significant market share. In addition, some of our customers may in the future decide to develop internally their own solutions instead of purchasing them from us. Increased competition could force us to lower our prices or take other actions to differentiate our products.

We are dependent on contracts with governments for a significant portion of our revenues.

        Revenues derived from government contracts accounted for approximately 21%, 22% and 26% of our revenues for fiscal 1999, fiscal 2000 and fiscal 2001, respectively. We expect that government contracts will continue to be a significant source of our revenues for the foreseeable future. Our business generated from government contracts may be adversely affected if:

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  levels of government expenditures and authorizations for law enforcement and security related programs decrease, remain constant or shift to programs in areas where we do not provide products and services;
  •
  we are prevented from entering into new government contracts or extending existing government contracts based on violations or suspected violations of procurement laws or regulations;
  •
  we are not granted security clearances that are required to sell our products to domestic or foreign governments or such security clearances are revoked;
  •
  our reputation or relationship with government agencies is impaired;
  •
  there is a change in government procurement procedures; or
  •
  we are suspended from contracting with a domestic or foreign government or any significant law enforcement agency.

Our proxy agreement with the U.S. Department of Defense limits our control over one of our subsidiaries. If this agreement is terminated, we may be suspended from selling our communications interception products to the U.S. government.

        Our subsidiary, Verint Technology Inc., or Verint Technology, which markets, sells and supports our communications interception solutions to various U.S. government agencies, is required by the National Industrial Security Program to maintain facility security clearances and to be insulated from foreign ownership, control or influence. To comply with the National Industrial Security Program requirements, in January 1999 we, Verint Technology, Comverse Technology and the Department of Defense entered into a proxy agreement with respect to the ownership and operations of Verint Technology. Under the proxy agreement, we, among other things, appointed three individuals who are U.S. citizens holding the requisite security clearances as holders of proxies to vote the Verint Technology stock. The proxy holders have the power to exercise all prerogatives of ownership of Verint Technology. These three individuals are responsible for the oversight of Verint Technology's security arrangements.

        The proxy agreement may be terminated and Verint Technology's facility security clearance may be revoked in the event of a breach of the proxy agreement, or if it is determined by the Department of Defense that termination is in the national interest. If Verint Technology's facility security clearance is revoked, we may lose all or a substantial portion of our sales to U.S. government agencies and our business, financial condition and results of operations would be harmed.

Our government contracts contain provisions that are unfavorable to us.

        Many of our government contracts contain provisions that give the government rights and remedies not typically found in private commercial contracts, including provisions enabling the government to:

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  terminate or cancel our existing contracts for convenience;
  •
  suspend us from doing business with a foreign government or prevent us from selling our products in certain countries;
  •
  audit and object to our contract-related costs and expenses, including allocated indirect costs; and
  •
  change specific terms and conditions in our contracts, including changes that would reduce the value of our contracts.

        In addition, many jurisdictions have laws and regulations that deem government contracts in those jurisdictions to include these types of provisions, even if the contract itself does not contain them. If a government terminates a contract with us for convenience, we may not recover our incurred or committed costs, any settlement expenses or profit on work completed prior to the termination. If a government terminates a contract for default, we may not recover even those amounts, and instead we may be liable for any costs incurred by a government in procuring undelivered items and services from another source.

If we fail to comply with complex procurement laws and regulations, we may be subject to civil and criminal penalties and administrative sanctions.

        We must comply with domestic and foreign laws and regulations relating to the formation, administration and performance of government contracts. These laws and regulations affect how we do business with government agencies in various countries and may impose added costs on our business. For example, in the United States, we are subject to the Federal Acquisition Regulations, which comprehensively regulate the formation, administration and performance of federal government contracts, and to the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with contract negotiations. We are subject to similar regulations in foreign countries as well.

        If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with government agencies, which could materially and adversely affect our business, financial condition and results of operations. In addition, a government may reform its procurement practices or adopt new contracting rules and regulations that could be costly to satisfy or that could impair our ability to obtain new contracts.

Government regulation of communications monitoring could cause a decline in the use of our products, result in increased expenses for us or subject us and our customers to liability.

        As the communications industry continues to evolve, governments may increasingly regulate products that monitor and record voice, video and data transmissions over public communications networks, such as our solutions. For example, products which we sell to law enforcement agencies and which interface with a variety of wireline, wireless and Internet protocol networks must comply in the United States with the technical standards established by the Federal Communications Commission pursuant to the Communications Assistance for Law Enforcement Act and in Europe by the European Telecommunications Standard Institute. The adoption of new laws governing the use of our products or changes made to existing laws could cause a decline in the use of our products and could result in increased expenses for us, particularly if we are required to modify or redesign our products to accommodate these new or changing laws.

We may not be able to receive or retain the necessary licenses or authorizations required for us to export some of our products that we develop or manufacture in specific countries.

        We are required to obtain export licenses from the Israeli and German governments to export some of our products that we develop or manufacture in these countries. Products which accounted for approximately 27%, 22% and 21% of our revenues in fiscal 1999, fiscal 2000 and fiscal 2001, respectively, required an export license. We cannot assure you that we will be successful in obtaining the licenses and other authorizations required to export our products from applicable governmental authorities. Our failure to receive any required export license or authorization would hinder our ability to sell our products and could adversely affect our business, financial condition and results of operations.

If we are unable to maintain our relationships with value added resellers, or VARs, systems integrators and other third parties that market and sell our products, our business, financial condition, results of operations and ability to grow could suffer.

        Sales through VARs, systems integrators and other third parties accounted for approximately 33%, 40% and 38% of our revenues in fiscal 1999, fiscal 2000 and fiscal 2001, respectively. Our ability to achieve revenue growth depends to some extent on adding new partners to expand our sales channels, as well as leveraging our relationships with existing partners. If our relationships with these value added resellers, systems integrators and strategic and technology partners deteriorate or terminate, we may lose important sales and marketing opportunities.

Our failure to develop strategic alliances or expand or implement new joint ventures could limit our ability to grow.

        As part of our growth strategy, we intend to pursue new strategic alliances. We consider and engage in strategic transactions from time to time and may be evaluating alliances or joint ventures at any time. We compete with other analytic solution providers for these opportunities. We cannot assure you that we will be able to effect these transactions on commercially reasonable terms or at all. If we enter into these transactions, we also cannot be sure that we will realize the benefits we anticipate.

Our products may contain undetected defects which could impair their market acceptance.

        We offer complex products that may contain undetected defects or errors, particularly when first introduced or as new versions are released. We may not discover such defects or errors until after a product has been released and used by the customer. We may incur significant costs to correct undetected defects or errors in our products and these defects or errors could result in future lost sales. In addition, defects or errors in our products may result in product liability claims brought against us, which could cause adverse publicity and impair their market acceptance.

Our intellectual property rights may not be adequate to protect our business.

        While we occasionally file patent applications, we cannot assure you that patents will be issued on the basis of such applications or that, if such patents are issued, they will be sufficiently broad to protect our technology. In addition, we cannot assure you that any patents issued to us will not be challenged, invalidated or circumvented.

        In order to safeguard our unpatented proprietary know-how, trade secrets and technology, we rely primarily upon trade secret protection and non-disclosure provisions in agreements with employees and others having access to confidential information. We cannot assure you that these measures will adequately protect us from disclosure or misappropriation of our proprietary information.

Loss of third party software licensing would materially and adversely affect our business, financial condition and results of operations.

        We incorporate in all of our products software that we license from third parties. If we lose or are unable to maintain any software licenses, we could incur additional costs or experience unexpected delays until equivalent software can be developed or licensed and integrated into our products.

Our products may infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions.

        The information technology industry is characterized by frequent allegations of intellectual property infringement. In the past, third parties have asserted that certain of our products infringe their intellectual property and they may do so in the future. Any allegation of infringement against us could be time consuming and expensive to defend or resolve, result in substantial diversion of management resources, cause product shipment delays, or force us to enter into royalty or license agreements rather than dispute the merits of such allegation. If patent holders or other holders of intellectual property initiate legal proceedings against us, we may be forced into protracted and costly litigation. We may not be successful in defending such litigation and we may not be able to procure any required royalty or license agreements on terms acceptable to us, or at all.

If our products infringe on the intellectual property rights of others, we may be required to indemnify our customers for any damages they suffer.

        We generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using, or in the case of value added resellers selling, our products.

The recent change of our name may confuse our customers and harm our business.

        On February 1, 2002, we changed our company name from Comverse Infosys, Inc. to Verint Systems Inc. We are also in the process of phasing out the Comverse Infosys name and trademark and introducing a new trademark. The change of our name may be costly to implement, may confuse our customers or may result in lost sales. Our new name may not achieve the market acceptance and name recognition of our former name.

We rely on a limited number of suppliers and manufacturers for specific components and we may not be able to obtain substitute suppliers and manufacturers on terms that are as favorable if our supplies are interrupted.

        Although we generally use standard parts and components in our products, we rely on non-affiliated suppliers for the supply of certain components and on manufacturers of assemblies that are incorporated in all of our products. We do not have any long term supply or manufacturing agreements with any of these suppliers or manufacturers. If these suppliers or manufacturers experience financial, operational, manufacturing capacity or quality assurance difficulties, or if there is any other disruption in our relationships, we will be required to locate alternative sources of supply.

Our inability to obtain sufficient quantities of these components, if and as required in the future entails the following risks:

  •
  Delays in delivery or shortages in components could interrupt and delay manufacturing and result in cancellations of orders for our products;

  •
  Alternative suppliers could increase component prices significantly and with immediate effect;

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  We may not be able to develop alternative sources for product components;

  •
  We may be required to modify our products, which may cause delays in product shipments, increased manufacturing costs and increased product prices; and

  •
  We may be required to hold more inventory than we otherwise might in order to avoid problems from shortages or discontinuance.

Acquisitions or investments that we have made or may decide to make in the future could turn out to be unsuccessful.

        On February 1, 2002, we acquired the digital video recording business of Lanex, LLC. If we are unable to successfully integrate Lanex with our business, we may be unable to realize the anticipated benefits of this acquisition. We may experience technical difficulties that could delay the integration of Lanex's products into our solutions, resulting in a disruption of our business.

        We may in the future pursue acquisitions of businesses, products and technologies, or the establishment of joint venture arrangements. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology or product could result in a substantial diversion of management resources. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, amortization of certain identifiable intangible assets, research and development write-offs and other acquisition-related expenses. In addition, we may also fail to successfully integrate acquired businesses with our operations or successfully realize the intended benefits of any acquisition.

Our failure to hire and retain qualified personnel could limit our ability to grow.

        We depend on the continued services of our executive officers and other key personnel. In addition, we may need to attract and retain a substantial number of new employees, particularly sales and marketing personnel and technical personnel, who understand and have experience with our products and services. If we are unable to attract and retain qualified employees, our ability to grow could be impaired. Competition for personnel in our industry is intense, and we have experienced difficulty in recruiting qualified personnel due to the market demand for their services. We have also experienced difficulty in locating qualified candidates within desired geographic locations and on occasion we have had to relocate personnel to fill positions in locations where we could not attract qualified experienced personnel.

Risks Relating to Our International Operations

Because we have significant foreign operations, we are subject to risks that could adversely affect our business.

        We conduct significant sales and research and development operations in foreign countries, including in Israel, the United Kingdom and Germany, and we intend to continue to expand our operations internationally. Our business may suffer if we are unable to successfully expand and maintain foreign operations. Our foreign operations are, and any future foreign expansion will be, subject to a variety of risks, many of which are beyond our control, including risks associated with:

  •
  foreign currency fluctuations;

  •
  customizing products for foreign countries;

  •
  political and economic instability in foreign countries;

  •
  potentially adverse tax consequences of operating in foreign countries;

  •
  legal uncertainties regarding liability, export and import restrictions, tariffs and other trade barriers;

  •
  compliance with local laws and regulations, including labor laws, employee benefits, currency restrictions and other requirements;

  •
  hiring qualified foreign employees; and

  •
  difficulty in accounts receivable collection and longer collection periods.

Our international operations subject us to currency exchange fluctuations.

        To date, most of our sales have been denominated in U.S. dollars, while a significant portion of our expenses, primarily labor expenses in Israel, Germany and the United Kingdom, are incurred in the local currencies of these countries. As a result, we are exposed to the risk that fluctuations in the value of these currencies relative to the U.S. dollar could increase the dollar cost of our operations in Israel, Germany or the United Kingdom and would therefore have an adverse effect on our results of operations.

        In addition, since a portion of our sales are made in foreign currencies, primarily the British pound and the Euro, fluctuation in the value of these currencies relative to the U.S. dollar could decrease our revenues and adversely effect our results of operations.

Conditions in Israel may adversely affect our operations and may limit our ability to produce and sell our products.

        Operations in Israel accounted for approximately 39%, 35%, and 41% of our operating expenses in fiscal 1999, fiscal 2000 and fiscal 2001, respectively. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a significant increase in violence, primarily in the West Bank and Gaza Strip, and more recently Israel has experienced terrorist incidents within its borders. As a result, negotiations between Israel and representatives of the Palestinian Authority have been sporadic and have failed to result in peace. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel. In addition, the sale of products manufactured in Israel may be adversely affected in certain countries by restrictive laws, policies or practices directed toward Israel or companies having operations in Israel. The continuation or exacerbation of violent conflicts involving Israel and other nations may impede our ability to sell our products in certain countries.

        In addition, some of our employees in Israel are subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon our operations. Generally, unless exempt, male adult citizens and permanent residents of Israel under the age of 54 are obligated to perform up to 36 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances.

        These conditions could disrupt our operations in Israel and our business, financial condition and results of operations could be adversely affected.

The grants we receive from the Government of Israel for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

        We receive grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade for the financing of a portion of our research and development expenditures in Israel. In fiscal 1999, fiscal 2000 and fiscal 2001, we received grants totaling $4.8 million, $7.5 million and $5.8 million, respectively, representing 18.5%, 34.5% and 27.6%, respectively, of our total research and development expenditures in these periods. The terms of these grants limit our ability to manufacture products, and prohibit us from transferring technologies, outside of Israel if such products or technologies were developed using these grants. Even if we receive approval to manufacture products developed using these grants outside of Israel, we may be required to pay a significantly increased amount of royalties on an accelerated basis to the Government of Israel, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received together with interest and penalties, and we may be subject to criminal charges. In recent years, the Government of Israel has accelerated the rate of repayment of Chief Scientist grants and may further accelerate them in the future. Further, the Government of Israel has reduced the benefits available under these programs in recent years and these programs may be discontinued or curtailed in the future. If the Government of Israel ends these programs, our business, financial condition and results of operations could be adversely affected.

Tax benefits we receive in Israel may be reduced or eliminated in the future.

        Our investment program in manufacturing equipment and leasehold improvements at our facility in Israel has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments. From time to time, the Government of Israel has discussed reducing or eliminating the tax benefits available to approved enterprise programs such as ours. We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. If these tax benefits are reduced or eliminated, the amount of taxes that we pay in Israel will increase.

Risks Related to Our Relationship with Comverse Technology

Comverse Technology will control our business and affairs and its interests may not be aligned with our interests and those of our stockholders.

        Upon completion of the offering, Comverse Technology will beneficially own approximately 79.5% of our outstanding shares of common stock. Consequently, Comverse Technology will effectively control the outcome of all matters submitted for stockholder action, including the composition of our board of directors and the approval of significant corporate transactions. Through its representation on our board of directors, Comverse Technology will have a controlling influence on our management, direction and policies, including the ability to appoint and remove our officers. As a result, Comverse Technology may cause us to take actions which may not be aligned with our interests or those of our other stockholders. For example, Comverse Technology may prevent or delay any transaction involving a change in control or in which stockholders might receive a premium over the prevailing market price for their shares.

We obtain certain key services from Comverse Technology and its subsidiaries. If such services are terminated, we may be required to incur additional expenses to obtain similar services from other sources.

        We receive legal, insurance and other administrative services from Comverse Technology under a corporate services agreement. Our enterprise resource planning software is maintained and supported on our behalf by Comverse under an enterprise resource planning software sharing agreement. We also obtain personnel and facility services from Comverse under a satellite services agreement. If these agreements are terminated, we may be required to obtain similar services from other entities or, alternatively, we may be required to hire qualified personnel and incur other expenses to obtain these services. We may not be able to hire such personnel or to obtain comparable services at prices and on terms as favorable as we currently have under these agreements.

We may lose business opportunities to Comverse Technology that might otherwise be available to us.

        We have entered into a business opportunities agreement with Comverse Technology which addresses potential conflicts of interest between Comverse Technology and us. This agreement allocates between Comverse Technology and us opportunities to pursue transactions or matters that, absent such allocation, could constitute corporate opportunities of both companies. As a result, we may lose business opportunities that could be valuable to us. In general, we are precluded from pursuing opportunities offered to officers or employees of Comverse Technology who may also be our directors, officers or employees, unless Comverse Technology fails to pursue these opportunities. See "Certain Relationships and Related Party Transactions—Business Opportunities Agreement."

Our directors that also hold positions with Comverse Technology may have conflicts of interest with respect to matters involving both companies.

        Upon completion of this offering six of our twelve directors will be officers and/or directors or employees of Comverse Technology, or otherwise affiliated with Comverse Technology. These directors will have fiduciary duties to both companies and may have conflicts of interest on matters affecting both us and Comverse Technology and in some circumstances may have interests adverse to ours. Our Chairman, Mr. Kobi Alexander, will continue to be the chairman of Comverse Technology following the offering. This position with Comverse Technology will continue to impose significant demands on Mr. Alexander's time and present potential conflicts of interest.

We are potentially liable for taxes not our own for the period in which we are included in Comverse Technology's consolidated group for tax purposes.

        We are currently included in the Comverse Technology consolidated group for federal income tax purposes and do not file our own federal income tax return. After this offering is completed we will cease to be included in the Comverse Technology consolidated group for federal income tax purposes. To the extent Comverse Technology or other members of the group fail to make any federal income tax payments required of them by law in respect of years for which Comverse Technology files a consolidated federal income tax return which includes us we would be liable for the shortfall. Similar principles apply for state income tax purposes in many states. In addition, by virtue of its controlling ownership and its tax sharing agreement with us, Comverse Technology effectively controls all of our tax decisions for periods ending prior to the completion of this offering. For periods during which we are included in the Comverse Technology consolidated group for federal income tax purposes, Comverse Technology has sole authority to respond to and conduct all federal income tax proceedings and audits relating to us, to file all federal income tax returns on our behalf and to determine the amount of our liability to, or entitlement to payment from, Comverse Technology under our tax sharing agreement. Despite this agreement, federal law provides that each member of a consolidated group is liable for the group's entire tax obligation and we could, under certain circumstances, be liable for taxes of other members of the Comverse Technology consolidated group.

        For a discussion of our relationship with Comverse Technology, see "Related Party Transactions—Relationship with Comverse Technology and its Subsidiaries."

Risks Related To This Offering

There has been no prior market for our common stock. Our stock price is likely to be highly volatile and could drop unexpectedly.

        Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The initial public offering price for our common stock may not be representative of the price that will prevail in the open market.

        Recently, the stock market has experienced significant price and volume fluctuations. Market prices of securities of technology companies particularly following an initial public offering, have been highly volatile and frequently reach levels that bear no relationship to the operating performance of such companies. These market prices generally are not sustainable and are subject to wide variations. Our stock price may experience similar volatility. If our common stock trades to unsustainably high levels following this offering, it is likely that the market price of our common stock will thereafter experience a material decline.

        In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We could be the target of similar litigation in the future. Securities litigation could cause us to incur substantial costs, divert management's attention and resources, harm our reputation in the industry and the securities markets and reduce our profitability.

Future sales of our common stock may hurt our market price.

        A substantial number of shares of our common stock will be available for resale within a short period of time after the offering. If our stockholders sell substantial amounts of our common stock in the public market following the offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at times and prices that we deem appropriate.

        We, all of our officers and directors, Comverse Technology and some of our other stockholders have agreed not to offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of our capital stock for a period of 180 days from the date of this prospectus. However, the underwriters may waive this restriction and allow us or them to sell shares at any time. Shares of common stock subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933.

        We have entered into a registration rights agreement with Comverse Technology. For a discussion of the registration rights agreement, see "Certain Relationships and Related Transactions—Relationship with Comverse Technology and its Subsidiaries."

Our management may spend or invest a substantial portion of the net proceeds of this offering in ways with which you might not agree.

        We have broad discretion to determine the allocation of our net proceeds from this offering. You will not have an opportunity to evaluate the economic, financial or other information upon which we base our decisions on how to use these proceeds and, subject to certain exceptions, our management will be able to use and allocate the net proceeds without first obtaining stockholder approval.

Terrorist attacks and other acts of war may adversely affect the markets on which our common stock trades, the markets in which we operate, our operations and our profitability.

        Terrorist attacks and other acts of war, and any response to them, may lead to armed hostilities and such developments would likely cause instability in financial markets. Armed hostilities and terrorism may directly impact our facilities, personnel and operations which are located in the United States, Israel, Europe, the Far East, Australia and South America, as well as those of our clients. Furthermore, severe terrorist attacks or acts of war may result in temporary halts of commercial activity in the affected regions, and may result in reduced demand for our products. These developments could have a material adverse effect on our business and the trading price of our common stock.

Provisions of our certificate of incorporation and Delaware law may make it more difficult for you to receive a change in control premium.

        Our board's ability to designate and issue up to 2,500,000 shares of preferred stock and issue up to 96,609,370 shares of common stock could adversely affect the voting power of the holders of common stock, and could have the effect of making it more difficult for a person to acquire, or could discourage a person from seeking to acquire, control of our company. If this occurred you could lose the opportunity to receive a premium on the sale of your shares in a change of control transaction.

        In addition, the Delaware General Corporation Law contains provisions that would have the effect of restricting, delaying and/or preventing altogether certain business combinations with any person who, after this offering becomes an interested stockholder. Interested stockholders include, among others, any person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock. These provisions could also limit your ability to receive a premium in a change of control transaction.

FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this prospectus, including in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities and the effects of competition and regulation. Forward-looking statements include all statements that are not historical facts. You can identify these statements by the use of forward-looking terminology, such as the words "believes," "expects," "anticipates," "intends," "plans," "estimates," "may" or "might" or other similar expressions.

        Forward-looking statements involve significant risks, uncertainties and assumptions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus, even if new information becomes available or other events occur in the future. You should understand that many important factors, in addition to those discussed in the section entitled "Risk Factors" and elsewhere in this prospectus, could cause our results to differ materially from those expressed or suggested in forward-looking statements.

USE OF PROCEEDS

        We expect to receive net proceeds of $65.5 million from this offering after deducting the underwriting discount and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, our estimated net proceeds will be $75.5 million.

        We intend to use the net proceeds to finance the growth of our business, for working capital, for general corporate purposes and capital expenditures. We may use a significant portion of the proceeds to repay bank debt, including indebtedness in the original principal amount of $42 million that is guaranteed by Comverse Technology. This bank debt bears interest at a rate of LIBOR plus 0.55%, matures in February 2003 and may be prepaid without penalty at the end of any interest period. We may also use a portion of the proceeds for acquisitions or other investments. However, we have no present understanding or agreement relating to any specific acquisition or investment.

        The principal purposes for this offering are to raise capital, create a public market for our common stock, enhance our ability to acquire other businesses, products and technologies and facilitate future access to public securities markets.

        We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. Pending their use as described above, we may invest the net proceeds of this offering in interest-bearing investment-grade instruments or bank deposits.

DIVIDEND POLICY

        We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and for the expansion of our business.

        Any future determination to pay cash dividends will be at the discretion of the board of directors and will depend upon our financial condition, operating results, capital requirements and such other factors as the board of directors deems relevant.

CAPITALIZATION

        The following table sets forth, as of January 31, 2002, our capitalization:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the sale of the 4,500,000 shares offered by us in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses and our anticipated application of the net proceeds of the offering.

        Please read this table together with the sections of this prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this prospectus.

	As of January 31, 2002
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$49,860	$115,320

Long-term bank loans, including current maturities	$43,623	$43,623

Stockholders' equity:
Preferred Stock, $0.001, 2,500,000 shares authorized; no shares issued and outstanding	$—	$—
Common Stock, $0.001, 120,000,000 shares authorized; 18,890,630 shares issued and outstanding on an actual basis; and 23,390,630 shares on an as adjusted basis	19	23
Additional paid-in capital	63,447	128,903
Accumulated deficit	(45,002)	(45,002)
Cumulative translation adjustment	271	271

Total stockholders' equity	18,735	84,195

Total capitalization	$62,358	$127,818

        The table excludes:

  •
  2,788,776 shares of common stock issuable upon the exercise of stock options outstanding as of January 31, 2002 under our stock option plan, with a weighted average exercise price of $7.26 per share;

  •
  476,687 shares of common stock issuable upon the exercise of stock options granted under our stock option plan upon completion of this offering at an exercise price equal to the initial offering price;

  •
  1,462,285 shares available for future issuance under our stock option plan;

  •
  1,000,000 shares available for future issuance under our employee stock purchase plan; and

  •
  136,985 shares of common stock issuable upon the conversion of an outstanding convertible note.

DILUTION

        Our net tangible book value as of January 31, 2002, was $18,645,000 or approximately $0.99 per share. Net tangible book value per share represents the amount of tangible assets reduced by the total liabilities, divided by the number of shares of common stock outstanding as of January 31, 2002. After giving effect to our sale of the 4,500,000 shares in this offering and receipt of the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of January 31, 2002, would have been $84,105,000, or $3.60 per share. This represents an immediate increase in pro forma net tangible book value of $2.61 per share to existing stockholders and an immediate dilution in net tangible book value of $12.40 per share to new investors.

        Dilution per share represents the difference between the price per share to be paid by new investors and the net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

	Per Share	Per Share
Initial public offering price per share		$16.00
Net tangible book value per share before the offering	$0.99
Increase per share attributable to new investors	2.61

Net tangible book value per share after this offering		3.60

Dilution per share to new investors		$12.40

        The following table sets forth as of January 31, 2002, the difference between (1) the number of shares of common stock purchased, (2) the total consideration paid and (3) the average price paid per share by existing stockholders and by the new investors purchasing shares of common stock in this offering, before deducting underwriting discounts, commissions and other estimated offering expenses:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	18,890,630	81%	$159,385,500	69%	$8.44
New investors	4,500,000	19	72,000,000	31	16.00

Total	23,390,630	100%	$231,385,500	100%

        The foregoing table does not reflect:

  •
  2,788,776 shares of common stock issuable upon exercise of options outstanding as of January 31, 2002 under our stock option plan at a weighted average exercise price of $7.26 per share;

  •
  476,687 shares of common stock issuable upon the exercise of stock options granted under our stock option plan upon completion of this offering at an exercise price equal to the initial offering price;

  •
  1,462,285 shares available for future issuance under our stock option plan;

  •
  1,000,000 shares available for future issuance under our employee stock purchase plan; and

  •
  136,985 shares of common stock issuable upon the conversion of an outstanding convertible note.

SELECTED CONSOLIDATED FINANCIAL DATA

        We derived the selected consolidated financial data presented below from our consolidated financial statements and related notes included in this prospectus. You should read the selected consolidated financial data together with our consolidated financial statements and related notes and the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Statements of operations data for the years ended January 31, 2000, 2001 and 2002, and the balance sheet data at January 31, 2001 and 2002 have been derived from our consolidated financial statements and are included elsewhere in this prospectus. Balance sheet data at January 31, 2000 have been derived from audited financial statements not included herein. Statements of operations data for the year ended December 31, 1997, the one month period ended January 31, 1998 and the year ended January 31, 1999, and the balance sheet data at December 31, 1997 and January 31, 1998 and 1999 have been derived from our unaudited consolidated financial statements not included herein.

	Year Ended December 31,	One Month Ended January 31,	Year Ended January 31,
	1997	1998	1999	2000	2001	2002
	(in thousands, except per share data)
Statement of Operations Data:
Sales	$58,865	$758	$89,282	$120,612	$141,677	$131,235
Cost of sales	31,749	1,456	50,024	61,898	79,062	67,056

Gross profit	27,116	(698)	39,258	58,714	62,615	64,179
Research and development, net	14,345	2,204	16,412	21,307	14,249	15,184
Selling, general and administrative	23,116	2,862	31,924	44,914	48,162	45,923
Royalties and license fees	617	32	1,548	2,041	2,731	2,851
Merger expenses	—	—	—	—	3,510	—
Restructuring and impairment charges	—	—	—	—	1,528	2,754

Loss from operations	(10,962)	(5,796)	(10,626)	(9,548)	(7,565)	(2,533)
Interest and other income (expense), net	(709)	(111)	(753)	(641)	(497)	(564)

Loss before income taxes	(11,671)	(5,907)	(11,379)	(10,189)	(8,062)	(3,097)
Income tax provision (benefit)	(44)	(41)	280	355	497	1,552

Net loss	$(11,627)	$(5,866)	$(11,659)	$(10,544)	$(8,559)	$(4,649)

Net loss per share—basic and diluted	$(0.62)	$(0.32)	$(0.63)	$(0.57)	$(0.46)	$(0.25)

Shares used in computing basic and diluted net loss per share	18,618	18,618	18,618	18,619	18,704	18,767
	As of December 31,	As of January 31,
	1997	1998	1999	2000	2001	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$40,344	$38,924	$32,456	$35,933	$43,330	$49,860
Working capital	40,694	35,311	22,189	10,804	3,512	41,160
Total assets	93,648	92,830	88,942	103,410	117,554	116,726
Long-term bank loans, including current maturities	692	692	1,161	1,323	2,806	43,623
Stockholders' equity	57,268	51,475	40,075	30,896	22,525	18,735

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto which appear elsewhere in this prospectus.

Overview

        Our analytic solutions for digital security and surveillance include our STAR-GATE and RELIANT communications interception products and our LORONIX digital video security products. STAR-GATE enables communications service providers to intercept communications over a variety of wireline, wireless and Internet protocol, or IP, networks for delivery to law enforcement and other government agencies, and is sold to communications service and equipment providers. RELIANT provides intelligent recording and analysis solutions for communications interception activities and is sold to law enforcement and government agencies. Our LORONIX digital video security products provide intelligent recording and analysis of video for security and surveillance applications, and are sold to government agencies and public and private organizations for use in airports, public buildings, correctional facilities and corporate sites.

        Our analytic solutions for enterprise business intelligence include our ULTRA contact center business intelligence products and LORONIX video business intelligence products. Our ULTRA products are sold to contact centers within a variety of enterprises, including financial institutions, communications service providers and utilities, to record and analyze customer interactions with their contact centers. Our LORONIX video business intelligence products enable enterprises to monitor and improve their operations through the analysis of live and recorded digital video and are sold primarily to commercial enterprises including retailers, shopping malls, casinos, manufacturers and other enterprises.

Critical Accounting Policies

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        We generally recognize revenue at the time of shipment for sales of systems that do not require significant customization to be performed and when collection of the resulting receivable is deemed probable by us. Our systems generally consist of a bundled hardware and software solution that is shipped together. Customers may also purchase separate maintenance contracts, which generally consist of bug-fixing, telephone access to our technical personnel and replacement of hardware components, but in certain circumstances may also include the right to receive unspecified product updates, upgrades and enhancements. We recognize revenue from these services ratably over the contract period. We recognize revenue from certain long-term contracts under the percentage-of-completion method on the basis of physical completion to date or using actual costs incurred to total expected costs under the contract. Revisions in estimates of costs and profits are reflected in the accounting period in which the facts that require such revision become known. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued. Amounts received from customers in excess of revenues earned are recorded as advance payments from customers. Accounts receivable are generally diversified due to the number of commercial and government entities comprising our customer base and their dispersion across many geographical regions. At the end of each accounting period, we record a reserve for estimated bad debts included in accounts receivable based upon our current and historical collection history.

        Our cost of sales includes costs of materials, subcontractor costs, salary and related benefits for the operations and service departments, depreciation and amortization of equipment used in the operations and service departments, amortization of capitalized software costs, travel costs and an overhead allocation. Research and development costs include salary and related benefits as well as travel, depreciation and amortization of research and development equipment, an overhead allocation, as well as other costs associated with research and development activities, and is stated net of amounts reimbursed by the Israeli government. Selling, general and administrative costs include salary and related benefits, travel, depreciation and amortization, sales commissions, marketing and promotional materials, recruiting expenses, professional fees, facility costs, as well as other costs associated with sales, marketing, finance and administrative departments.

        Software development costs are capitalized upon the establishment of technological feasibility and are amortized on a straight-line basis over the estimated useful life of the software, which to date has been four years or less. Amortization begins in the period in which the related product is available for general release to customers. We review software development costs for impairment at the end of each fiscal year, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss would be recognized when the estimated net realizable value of the software is less than its carrying amount. The net realizable value is the estimated future gross revenue from the software reduced by the estimated future costs of completing and supporting the software.

        In July 2000, our parent, Comverse Technology, acquired all of the outstanding stock of Loronix Information Systems, Inc., or Loronix, a company that develops software-based digital video recording and management systems and Syborg Informationsysteme bescräkt haftende OHG, or Syborg, a company that develops software-based digital voice and Internet recording systems. These business combinations were accounted for as poolings of interests. In February 2001, we issued 6,759,277 shares of our common stock to Comverse Technology in exchange for Comverse Technology's ownership interest in Loronix and Syborg. These shares are reflected in our consolidated financial statements as if they were outstanding as of the earliest period presented, which is consistent with the pooling of interests method of accounting. Our consolidated financial statements for the year ended January 31, 2000 include the operations of Loronix and Syborg for the year ended December 31, 1999.

        For a discussion of our relationship and transactions with Comverse Technology and its subsidiaries, see "Certain Relationships and Related Transactions—Relationship with Comverse Technology and its Subsidiaries," and note 12 to our consolidated financial statements.

Results of Operations

        The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	Year Ended January 31,
	2000	2001	2002
Sales	100.0%	100.0%	100.0%
Cost of sales	51.3	55.8	51.1

Gross profit	48.7	44.2	48.9
Research and development, net	17.7	10.1	11.6
Selling, general and administrative	37.2	34.0	35.0
Royalties and license fees	1.7	1.9	2.2
Merger expenses	—	2.5	—
Restructuring and impairment charges	—	1.1	2.1

Loss from operations	(7.9)	(5.3)	(1.9)
Interest and other income (expense), net	(0.5)	(0.4)	(0.4)

Loss before income taxes	(8.4)	(5.7)	(2.4)
Income tax provision	0.3	0.4	1.2

Net loss	(8.7)%	(6.0)%	(3.5)%

Year Ended January 31, 2002 Compared to Year Ended January 31, 2001

        Sales.    Sales for the year ended January 31, 2002, or fiscal 2001 decreased by approximately $10.4 million, or 7%, compared to the year ended January 31, 2001, or fiscal 2000. This decrease was attributable to a decrease in sales of products of approximately $14.5 million offset by an increase in service revenues which increased by approximately $4.0 million. Such decrease was principally due to a decrease in sales volume as a result of a general slowdown in information technology spending. To a lesser extent, we were able to negotiate lower material prices from our vendors and passed these cost savings on to our customers. We sell our products in multiple configurations and the price of any particular product varies depending on the configuration of the product sold. Due to the variety of customized configurations for each product that we sell, we are unable to quantify the effects of a reduction in the price of any particular product and/or a reduction in the number of products sold on our revenues. Sales to international customers represented 58% of sales for fiscal 2001 as compared to 51% for fiscal 2000.

        Cost of Sales.    Cost of sales for fiscal 2001 decreased by approximately $9.8 million, or 13%, as compared to fiscal 2000. This decrease was attributable to a decrease in material costs of $8.5 million due to the decrease in product sales. This decrease was offset by an increase in subcontractor costs of $1.2 million and an increase in other expenses of $1.2 million. Additionally, during fiscal 2000, the Company incurred costs of $3.7 million relating to the write-off and abandonment of inventories that were considered obsolete and duplicative and $2.2 million relating to the write-off of certain capitalized software that became obsolete due to the existence of duplicative technology as a result of the Loronix and Syborg mergers. Gross margin increased to approximately 48.9% in fiscal 2001 from approximately 44.2% in fiscal 2000.

        Research and Development Expenses, net.    Research and development expenses, net, for fiscal 2001 increased by approximately $0.9 million, or 7%, compared to fiscal 2000. This net increase was attributable to a decrease in government reimbursements of $1.7 million offset by a decrease in research and development expenses of $0.8 million.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses for fiscal 2001 decreased by approximately $2.2 million, or 5%, compared to fiscal 2000. This decrease was attributable to lower agent commissions of $1.1 million and bad debt expense of $2.7 million offset by increases in other expenses of $1.6 million. Selling, general and administrative expenses as a percentage of sales increased to 35% for fiscal 2001 from 34% for fiscal 2000.

        Royalties and License Fees.    Royalties and license fees for fiscal 2001 increased by approximately $0.1 million, or 4%, compared to fiscal 2000.

        Merger Expenses.    In connection with the acquisitions of Loronix and Syborg in fiscal 2000, we charged $3.5 million of merger related charges to operations. These charges relate to professional fees to lawyers, investment bankers and accountants, as well as other direct costs in connection with the mergers, such as printing costs and filing fees.

        Restructuring and Impairment Charges.    In connection with the acquisitions of Loronix and Syborg in fiscal 2000, we charged $1.5 million of restructuring and impairment related charges to operations for the write-off of certain demonstration, laboratory and production equipment that was abandoned as a result of the mergers.

        During fiscal 2001, we recorded a charge to operations of $2.8 million for workforce reduction costs and for costs to consolidate our offices in the United Kingdom. These charges were necessary as a result of the difficult economic and capital spending environment and were designed to improve our cost structure by reducing our workforce in the United States, Israel, and Germany by approximately 65, 45, and 35 employees, respectively. The workforce reduction and consolidation of our United

Kingdom offices provided cost savings of approximately $4.0 million in fiscal 2001 and are expected to provide annual cost savings of approximately $9.1 million.

        Interest and Other Income (Expense), net.    Net interest and other expense for fiscal 2001 increased by approximately $0.1 million as compared to fiscal 2000. This increase was attributable to decreased interest income of $0.6 million and increased net foreign currency losses of $0.2 million, offset by decreased interest expense of $0.7 million. The decrease in interest income and expense is due to the decrease in interest rates that occurred during fiscal 2001.

        Income Tax Provision.    During fiscal 2001, the income tax provision increased by approximately $1.1 million compared to fiscal 2000. This increase was attributable to an increase in pre-tax income in certain foreign tax jurisdictions after giving effect to available net operating loss carryforwards.

        Net Loss.    Net loss decreased by approximately $3.9 million, or 46%, for fiscal 2001 compared to fiscal 2000, and as a percentage of sales it decreased to approximately 4% for fiscal 2001 from approximately 6% for fiscal 2000. This decrease was attributable to the factors described above.

Year Ended January 31, 2001 Compared to Year Ended January 31, 2000

        Sales.    Sales for fiscal 2000, increased by approximately $21.1 million, or 17%, compared to the year ended January 31, 2000, or fiscal 1999. This increase was attributable to an increase in both sales of products of approximately $12.3 million and service revenue of approximately $8.7 million. Such increase was principally due to increased sales volume in the United States and Europe. Sales to international customers represented 51% of sales for fiscal 2000 as compared to 49% of sales for fiscal 1999.

        Cost of Sales.    Cost of sales for fiscal 2000 increased by approximately $15.0 million, or 24%, as compared to fiscal 1999. This increase in cost of sales was primarily attributable to:

  •
  increased materials and production costs of approximately $3.8 million due to the increase in sales;

  •
  increased personnel-related costs of approximately $3.6 million due to the hiring of additional personnel and increased compensation and benefits for existing personnel;

  •
  an increase in other production and service costs of approximately $3.9 million;

  •
  an increase of approximately $3.7 million relating to the write-off and abandonment of inventories that were considered obsolete and duplicative as a result of the Loronix and Syborg mergers; and

  •
  an increase of approximately $2.2 million relating to the write-off of certain capitalized software that became obsolete due to the existence of duplicative technology as a result of the Loronix and Syborg mergers.

        Gross margin decreased to approximately 44.2% in fiscal 2000 from approximately 48.7% in fiscal 1999.

        Research and Development Expenses, net.    Research and development expenses, net, for fiscal 2000 decreased by approximately $7.1 million, or 33%, compared to fiscal 1999. This decrease was attributable to a decrease in personnel costs of $4.4 million related to research and development activities due to redeployment to other departments, such as production, project management, service, and sales and marketing, to support the increased sales and an increase in government research and development grants as compared to the previous period of $2.7 million.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses for fiscal 2000 increased by approximately $3.2 million, or 7%, compared to fiscal 1999. This increase was attributable to an increase in compensation and benefits for existing personnel and an increase in headcount to support the increased level of sales during fiscal 2000 amounting to $2.1 million and an increase in agent commissions of $1.1 million. Selling, general and administrative expenses as a percentage of sales decreased to 34% for fiscal 2000 from 37% for fiscal 1999.

        Royalties and License Fees.    Royalties and license fees for fiscal 2000 increased by approximately $0.7 million, or 34%, compared to fiscal 1999. This increase was attributable to a growth in sales of royalty-bearing products.

        Interest and Other Income (Expense), net.    Net interest and other expense for fiscal 2000 decreased by approximately $0.1 million as compared to fiscal 1999. This decrease was attributable to increased interest income of approximately $1.1 million offset by an increase in interest expense of approximately $0.9 million.

        Income Tax Provision.    During fiscal 2000, the income tax provision increased by approximately $0.1 million compared to fiscal 1999. This increase was attributable to an increase in pre-tax income in certain foreign tax jurisdictions after giving effect to available net operating loss carryforwards.

        Net Loss.    Net loss decreased by approximately $2.0 million, or 19%, in fiscal 2000 compared to fiscal 1999, while as a percentage of sales it decreased to approximately 6% for fiscal 2000 from approximately 9% for fiscal 1999. This decrease was attributable to the factors described above.

Adjusted Income (Loss) from Operations

        Adjusted income (loss) from operations for fiscal 2000 is calculated by adding to loss from operations merger expenses of $3.5 million and restructuring and impairment charges of $1.5 million. Adjusted income for fiscal 2001 is calculated by adding restructuring and impairment charges of $2.8 million to loss from operations. Adjusted income (loss) from operations is presented because we believe it is meaningful to investors to understand what our financial results would have been if we had not incurred these charges. Adjusted income (loss) from operations is not a measurement of financial performance and should not be considered as an alternative to measures of performance derived in accordance with accounting principles generally accepted in the United States of America.

        The following table sets forth, for the periods indicated, our calculation of adjusted income (loss) from operations.

	Year Ended January 31,
	2000	2001	2002
	(in thousands)
Loss from operations	$(9,548)	$(7,565)	$(2,533)
Merger expenses	—	3,510	—
Restructuring and impairment charges	—	1,528	2,754

Adjusted income (loss) from operations	$(9,548)	$(2,527)	$221

Geographic Information

        Summarized financial information for our reportable geographic segments is presented in the following table. Sales in each geographic segment represents sales originating from that segment.

	United States	Israel	United Kingdom	Other	Reconciling Items	Consolidated Totals
	(In thousands)
Year Ended January 31, 2000
Sales	$71,152	$47,045	$9,487	$5,323	$(12,395)	$120,612
Costs and expenses	(71,801)	(52,260)	(12,325)	(5,795)	12,021	(130,160)

Operating income (loss)	$(649)	$(5,215)	$(2,838)	$(472)	$(374)	$(9,548)

Year Ended January 31, 2001
Sales	$77,777	$53,246	$20,503	$9,662	$(19,511)	$141,677
Costs and expenses	(84,679)	(54,045)	(20,994)	(9,115)	19,591	(149,242)

Operating income (loss)	$(6,902)	$(799)	$(491)	$547	$80	$(7,565)

Year Ended January 31, 2002
Sales	$65,731	$62,712	$18,848	$6,023	$(22,079)	$131,235
Costs and expenses	(70,290)	(58,813)	(19,349)	(7,882)	22,566	(133,768)

Operating income (loss)	$(4,559)	$3,899	$(501)	$(1,859)	$487	$(2,533)

Year Ended January 31, 2002 Compared to Year Ended January 31, 2001

        Sales for fiscal 2001 decreased in all geographic segments except Israel as compared to fiscal 2000 due to decreased product sales volumes. Sales originating from Israel increased by approximately $9.5 million due to an increase in product sales to international markets excluding the United States and the United Kingdom. Operating costs and expenses in Israel increased by $4.8 million due to the increase in cost of sales and other expenses supporting the increased sales. Operating costs and expenses in the United States decreased approximately $14.4 million due to the one-time merger, restructuring and impairment charges and inventory write-off and abandonment of approximately $6.0 million incurred during fiscal 2000 and due to a decrease in operating expenses which resulted from the decrease in sales. Operating costs and expenses in the United Kingdom decreased by $1.6 million due to the decrease in sales.

Year Ended January 31, 2001 Compared to Year Ended January 31, 2000

        Sales for fiscal 2000 increased in all geographic segments as compared to fiscal 1999 due to increased sales volumes of both product sales and service revenues. Operating costs and expenses in the United States increased by approximately $12.9 million due to the one-time merger, restructuring and impairment charges and inventory write-off and abandonment of approximately $6.0 million incurred during fiscal 2000 and an increase in operating expenses to support the increased sales. Operating costs and expenses in Israel increased by $1.8 million due to an increase in operating expenses to support the increase in sales. Sales in the United Kingdom increased by $11.0 million and operating costs increased by approximately $8.7 million due to the increase in sales.

Selected Quarterly Results of Operations

        The following tables set forth consolidated statement of operations data for each of the eight consecutive quarters ended January 31, 2002. This information has been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared substantially on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information. You should read this information in conjunction with our consolidated financial statements and the related notes elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results of any future period.

	Three Months Ended
	Apr. 30, 2000	July 31, 2000	Oct. 31, 2000	Jan. 31, 2001	Apr. 30, 2001	July 31, 2001	Oct. 31, 2001	Jan. 31, 2002
	(in thousands)
Sales	$30,586	$35,163	$36,958	$38,970	$34,558	$32,017	$31,039	$33,621
Cost of sales	15,804	23,998	19,183	20,077	17,840	16,335	16,120	16,761

Gross profit	14,782	11,165	17,775	18,893	16,718	15,682	14,919	16,860
Research and development, net	3,392	3,266	3,665	3,926	4,007	3,786	3,617	3,774
Selling, general and administrative	11,258	12,452	11,773	12,679	12,032	11,135	11,543	11,213
Royalties and license fees	672	660	691	708	719	697	670	765
Merger expenses	—	3,510	—	—	—	—	—	—
Restructuring and impairment charges	—	1,528	—	—	—	1,164	—	1,590

Income (loss) from operations	(540)	(10,251)	1,646	1,580	(40)	(1,100)	(911)	(482)
Interest and other income (expense), net	(293)	(201)	(230)	227	(292)	(188)	128	(212)

Income (loss) before income taxes	(833)	(10,452)	1,416	1,807	(332)	(1,288)	(783)	(694)
Income tax provision	7	3	11	476	560	454	240	298

Net income (loss)	$(840)	$(10,455)	$1,405	$1,331	$(892)	$(1,742)	$(1,023)	$(992)

As a percentage of sales
Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	51.7	68.2	51.9	51.5	51.6	51.0	51.9	49.9

Gross profit	48.3	31.8	48.1	48.5	48.4	49.0	48.1	50.1
Research and development, net	11.1	9.3	9.9	10.1	11.6	11.8	11.7	11.2
Selling, general and administrative	36.8	35.4	31.9	32.5	34.8	34.8	37.2	33.4
Royalties and license fees	2.2	1.9	1.9	1.8	2.1	2.2	2.2	2.3
Merger expenses	—	10.0	—	—	—	—	—	—
Restructuring and impairment charges	—	4.3	—	—	—	3.6	—	4.7

Income (loss) from operations	(1.8)	(29.2)	4.5	4.1	(0.1)	(3.4)	(2.9)	(1.4)
Interest and other income (expense), net	(1.0)	(0.6)	(0.6)	0.6	(0.8)	(0.6)	0.4	(0.6)

Income (loss) before income taxes	(2.7)	(29.7)	3.8	4.6	(1.0)	(4.0)	(2.5)	(2.1)
Income tax provision	0.0	0.0	0.0	1.2	1.6	1.4	0.8	0.9

Net income (loss)	(2.7)%	(29.7)%	3.8%	3.4%	(2.6)%	(5.4)%	(3.3)%	(3.0)%

        Our quarterly results of operations have varied significantly in the past as a result of various factors, including the recent global economic slowdown and the general decline in information technology spending. Accordingly, sales and net income, if any, in any particular period may be lower than sales and net income, if any, in a preceding or comparable period. Period-to-period comparisons of our results of operations may not be meaningful, and you should not rely upon them as indicators of our future performance.

Liquidity and Capital Resources

        We have funded our operations and met our capital expenditure requirements primarily through cash flows from operations and borrowings from Comverse Technology. As of January 31, 2002, we had cash and cash equivalents of approximately $49.9 million and working capital of approximately $41.2 million.

        Operating activities for fiscal 1999, fiscal 2000 and fiscal 2001, after adding back non-cash items, provided (or used) cash of approximately ($3.3) million, $8.8 million, and $2.3 million, respectively. For fiscal 1999, cash provided from other changes in assets and liabilities of $10.1 million primarily consisted of an increase in accounts payable and accrued liabilities of $14.4 million and changes in due to/from related parties of $5.5 million, partially offset by an increase in accounts receivable of $4.0 million and an increase in inventories of $5.0 million which resulted from the growth of our business compared to the previous year. For fiscal 2000, cash used by other changes in assets and liabilities of $0.4 million primarily consisted of an increase in accounts payable and accrued liabilities of $5.6 million and an increase in advance payments from customers of $6.9 million, partially offset by an increase in accounts receivable of $6.4 million, an increase in prepaid expenses and other assets of $3.9 million and a decrease in due to/from related parties of $2.9 million which resulted from the growth of our business as compared to the prior year. For fiscal 2001, cash provided from other changes in assets and liabilities of $7.2 million primarily consisted of an increase in accounts payable and accrued liabilities of $3.6 million, a decrease in accounts receivable of $2.0 million, a decrease in inventories of $3.5 million, and a decrease in prepaid and other assets of $2.8 million, partially offset by a change in due to/from related parties of $3.6 million.

        Investing activities for fiscal 1999, fiscal 2000 and fiscal 2001 used cash of approximately $8.7 million, $10.6 million and $8.5 million, respectively. These amounts primarily include additions to property and equipment in fiscal 1999, fiscal 2000 and fiscal 2001 of approximately $4.7 million, $6.3 million and $4.3 million, respectively, and capitalization of software development costs of approximately $4.0 million, $4.3 million and $4.1 million, respectively.

        Financing activities for fiscal 1999, fiscal 2000 and fiscal 2001 provided cash of approximately $5.4 million, $9.4 million and $5.2 million, respectively. For fiscal 1999, fiscal 2000, and fiscal 2001 proceeds from the issuances of common stock provided $1.4 million, $0.9 million and $0.3 million, respectively, and net proceeds from bank loans and related party loans provided $4.0 million, $8.6 million and $4.9 million, respectively.

        In January 2002, we obtained a $42 million bank loan. This loan matures in February 2003, bears interest at LIBOR plus 0.55%, and may be prepaid without penalty at the end of any interest period. The proceeds of this loan were used to repay amounts owed to Comverse Technology. The loan is guaranteed by Comverse Technology.

        We have obtained bank guarantees primarily to secure our performance of certain obligations under contracts with customers. These guarantees, which aggregated $5.2 million at January 31, 2002, are to be released by our performance of specified contract milestones, which are scheduled to be completed in the ensuing year.

        The following table sets forth our contractual obligations and commercial commitments as of January 31, 2002:

		Years Ending January 31,
Contractual Obligations
	Total	2003	2004	2005	2006	2007	Thereafter
Long-term debt	$43,623	$167	$42,163	$160	$161	$162	$810
Rent and other operating lease obligations	5,637	2,548	2,063	605	421	—	—

Total	$49,260	$2,715	$44,226	$765	$582	$162	$810

        On February 1, 2002, our wholly-owned subsidiary, Loronix, acquired the digital video recording business of Lanex, LLC. The Lanex business provides digital video recording solutions for security and surveillance applications primarily to North American banks. The purchase price consisted of $9.5 million in cash and a $2.2 million convertible note issued by us to Lanex. The note is non-interest bearing and matures on February 1, 2004. The holder of the note may elect to convert the note, in whole or in part, into shares of our common stock at a conversion price of $16.06 per share at any time on or after the completion of our initial public offering. The note is guaranteed by Comverse Technology.

        We believe that the net proceeds from this offering, together with our current cash balances and potential cash flow from operations, will be sufficient to meet the anticipated cash needs for working capital, capital expenditures and other activities for at least the next 12 months. Thereafter, if current sources are not sufficient to meet our needs, we may seek additional debt or equity financing. We do not expect to be dependent on Comverse Technology for our financing needs for the foreseeable future. In addition, although there is no present understanding, commitment or agreement with respect to any acquisition of other businesses, products, or technologies, we may in the future consider such transactions, which may require additional debt or equity financing and could result in a decrease of our working capital. There can be no assurance that such additional financing would be available on acceptable terms, if at all.

Effect of New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141, "Business Combinations." SFAS No. 141 applies prospectively to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method of accounting for which the date of acquisition is July 1, 2001, or later. SFAS No. 141 requires all business combinations to be accounted for using one method, the purchase method. Under previously existing accounting rules, business combinations were accounted for using one of two methods, the pooling-of-interests method or the purchase method. The adoption of SFAS No. 141 did not have a material impact on our consolidated financial statements.

        In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and some intangible assets will no longer be amortized, but rather will be reviewed for impairment on a periodic basis. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS No. 142 is required to be applied at the beginning of our fiscal year and is to be applied to all goodwill and other intangible assets recognized in our financial statements at that date. Impairment losses for goodwill and certain intangible assets that arise due to the initial application of SFAS No. 142 are to be reported as resulting from a change in accounting principle. Goodwill and intangible assets acquired after June 30, 2001 will be subject immediately to the provisions of SFAS No. 142. We do not expect the adoption of SFAS No. 142 to have a material impact on our consolidated financial statements.

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We do not expect the adoption of SFAS No. 143 to have a material impact on our financial statements.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes certain provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and

Transactions." SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years; however, early adoption is encouraged. We are currently evaluating the impact that SFAS No. 144 will have on our consolidated financial statements.

Corporate Tax Rate

        We have operations primarily in the United States, Israel, and the United Kingdom. The statutory corporate income tax rate in these jurisdictions are 34%, 36% and 30%, respectively. For the years ended January 31, 2000, 2001 and 2002, we have not had significant taxable income in the United States or the United Kingdom. If and when we generate taxable income in these tax jurisdictions, we would expect our effective tax rate to increase. Our facilities in Israel have been granted approved enterprise status under the Law for the Encouragement of Capital Investment, 1959. As a result of this status, our Israeli subsidiary is entitled to a reduction in the normally applicable tax rate in Israel for income generated from these facilities. However, these benefits may not be applied to reduce the tax rate for any income derived by our non-Israeli subsidiaries.

        Under the current rules, the portion of income derived by our Israeli subsidiary from each of its approved enterprise programs at our manufacturing facilities in Israel is exempt from income tax in Israel for a period of two years commencing in the first year in which our Israeli subsidiary has taxable income allocable to a specific program and is subject to a reduced company tax of 10% for the subsequent eight year period, so long as we continue to hold at least 90% of the ordinary shares of our Israeli subsidiary. In addition, these reduced rates are limited to a period of 12 years from the year in which the facilities commenced operations or 14 years from the year in which the letter of approval was granted, whichever comes earlier.

        If our Israeli subsidiary subsequently pays us dividends out of income derived from the approved enterprise during the tax exempt period, there will be a tax on the gross amount distributed. The tax rate will be between 10% to 25%, depending on the percentage of ordinary shares of our Israeli subsidiary that we hold at the relevant time. In addition, we would also be taxed in Israel on the dividends we receive from our Israeli subsidiary at a reduced rate applicable to dividends from approved enterprises, which is 15% if the dividend is distributed during the tax exempt period or within 12 years after such period. Our Israeli subsidiary would be required to withhold the tax on its dividends at the time the dividend is paid.

Government Grants

        Our research and development efforts in Israel have been partially financed through internal resources and grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade. Under the Law for the Encouragement of Industrial Research and Development, 1984, approved research and development expenditure programs are eligible for grants of up to 50% of the expenditures if they meet certain criteria.

        In fiscal 1999, fiscal 2000 and fiscal 2001, we received grants of approximately $4.8 million, $7.5 million and $5.8 million, respectively, from the Office of the Chief Scientist. We expect that Chief Scientist grants as a percentage of our consolidated research and development expenses will decrease in future periods due to an expected increase in the portion of research and development activities that will not be recognized by the Chief Scientist and an expected increase in research and development activities outside of Israel. As of January 31, 2002, we have received approximately $44 million in cumulative grants from the Office of the Chief Scientist.

        We pay royalties to the Chief Scientist for each project once the project begins to yield revenues. The royalty rates are between 3% and 5% of sales of products developed through the project up to the repayment of 100% of the grants received. For grants received under programs approved subsequent to January 1, 1999, the maximum payment is 100% of the grant amount, linked to the U.S. dollar, plus interest thereon. As of January 31, 2002, we have recorded approximately $15 million in cumulative royalties to the Office of the Chief Scientist.

        The manufacturing of products developed with Chief Scientist grants must be performed in Israel. However, subject to the Chief Scientist's approval, manufacturing may be performed outside of Israel if the recipient of the grants pays accelerated royalties based on the amount of manufacturing performed outside of Israel.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risk from changes in foreign currency exchange rates which could impact our results of operations and financial condition. We consider our exchange rate risk, in particular that of the U.S. dollar versus the British pound, the Euro and the new Israeli shekel, to be our primary market risk exposure. We do not believe that our exchange rate exposure will have a material effect on our financial condition, results of operations or cash flows.

        We manage our exposure to foreign currency exchange risks primarily through our regular operating and financing activities. In the future, we may use foreign currency exchange contracts and other derivative instruments to reduce our exposure to this risk if these contracts or financial instruments enable us to reduce our exposure to exchange rate movements. To date, we have not used any material foreign currency exchange contracts or other derivative instruments to reduce our exposure to this risk. As of January 31, 2002, we had no outstanding foreign currency exchange contracts or other derivative instruments.

        We currently maintain our surplus cash in short-term, interest-bearing bank deposits. Upon completion of this offering, pending further application, we may invest a portion of the net proceeds in interest-bearing investment-grade instruments or bank deposits. We do not expect that a 100 basis point increase nor decrease from current interest rates would have a material effect on our financial position, results of operations or cash flows.

BUSINESS

Overview

        We are a leading provider of analytic solutions for communications interception, digital video security and surveillance, and enterprise business intelligence. Our software generates actionable intelligence through the collection, retention and analysis of voice, fax, video, email, Internet and data transmissions from multiple types of communications networks.

        Since the terrorist attacks of September 11, 2001, heightened awareness surrounding homeland defense and security, both in the United States and globally, has increased the demand for solutions such as ours. Recent legislative and regulatory actions have provided greater surveillance powers to law enforcement agencies, imposed strict requirements on communications service providers to facilitate interception of communications over public networks, and increased the security measures being implemented at airports and other public facilities. Demand for solutions such as ours has also been driven by the enormous growth in recent years in both the types and volume of communications.

Industry Background

Overview

        The two markets that we focus on, digital security and surveillance and enterprise business intelligence, include a variety of applications aimed at generating actionable intelligence from voice, video and data transmissions. The process of generating actionable intelligence is comprised of the following five components: collection, retention, analysis, decision and distribution.

  •
  Collection of raw multimedia information is achieved through an interface with wireline and wireless communications networks, including the Internet and closed circuit television, or CCTV cameras, as well as cameras with direct connection to IP networks.
  •
  Retention consists of storage of the collected multimedia information for a period of time. Collected information can be processed concurrently with its storage.
  •
  Analysis of stored information is performed through various voice, video and data mining techniques. These analytical tools convert raw multimedia information into organized useful data.
  •
  Decision criteria are established by users to filter and prioritize processed data. By applying decision criteria, the processed data becomes actionable intelligence.
  •
  Distribution of actionable intelligence to the appropriate decision makers is the last component of the multimedia analytic solution. Through notification techniques, the decision makers are made aware of the existence of actionable intelligence in a timely manner.

The Digital Security and Surveillance Market

        The digital security and surveillance market consists primarily of communications interception by law enforcement agencies and digital video security utilized by government agencies and public and private organizations for use in airports, public buildings, correctional facilities and corporate sites.

Communications Interception

        Lawful communications interception, historically referred to as wiretapping, is the monitoring and recording of voice and data transmissions to and from a specified target over communications networks in order to obtain intelligence and gather evidence. Law enforcement agencies are typically granted the authority from national and regional government authorities to monitor, record, process and store intercepted transmissions to and from specified targets. Since laws governing electronic surveillance vary significantly by country, and within many countries at the state or provincial levels, law enforcement agencies are increasingly turning to established industry leaders for turnkey solutions that enable them to operate within the legal limits of information monitoring and collection.

        In 1994, the U.S. Congress passed the Communications Assistance for Law Enforcement Act, or CALEA, and subsequently, the European Telecommunications Standards Institute, or ETSI, adopted similar standards. These two developments have prompted an increase in the demand for communications interception solutions. The purpose of CALEA and the ETSI standards is to ensure that communications service providers are able to fulfill the technical requirements of channeling intercepted transmissions to law enforcement agencies. Although CALEA was introduced approximately eight years ago, communications service providers were not required to comply with CALEA's standards until June 30, 2000, and were allowed to individually seek further exemptions. Following the September 11 terrorist attacks, the Federal Communications Commission issued an order stating that no further exemptions would be granted after December 31, 2001. Since then, communications service providers seeking to comply with CALEA and the ETSI standards and communications equipment vendors seeking to provide compliant products have fueled the demand for solutions that are CALEA and ETSI compliant. By outsourcing their need for a compliant communications interception solution, communications service providers and equipment vendors are able to focus on their core business activities.

        On November 19, 2001, the President of the United States signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, known as the "USA Patriot Act." This legislation significantly expanded federal wiretap capability and eased the process for acquiring wiretapping warrants by granting law enforcement agencies the authority to intercept multiple methods of communications, such as cellular calls and emails with a single warrant and by extending the duration and scope of such warrants in certain circumstances. In addition, the USA Patriot Act encourages collaboration between law enforcement agencies by easing the restrictions on the sharing of recorded communications. Similar legislation is currently being considered in Europe and Asia.

        Altogether, the recent legislative, regulatory and technological developments surrounding communications interception activities have led to an increase in demand for sophisticated communications interception solutions. Traditionally, lawful communications interception activities consisted of a law enforcement or other authorized official eavesdropping on the telephone conversation of a suspected target. Today, utilizing advanced communications interception technologies, voice and data transmissions of a target can be intercepted through multiple communications channels.

        We believe the market for communications interception solutions will grow primarily due to:

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  the emphasis placed on security-related spending stemming from the September 11 terrorist attacks. We believe that spending on communications intelligence is now among the highest of priorities for the United States and its allies, and many new homeland security initiatives are underway;
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  initiatives by communications service providers to comply with the technical standards established by CALEA in the United States, the ETSI standards in Europe and other international regulatory bodies;
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  initiatives by law enforcement agencies following enactment of the USA Patriot Act;
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  the development and deployment of new communications technologies, including increased use and acceptance of e-mail, the Internet, and other data transmissions as means of communication; and
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  the dramatic increase in data traffic, which is anticipated to require new surveillance tools capable of collecting and processing an increased volume and array of signals.

Digital Video Security

        Organizations are increasingly recognizing the need for surveillance of their facilities and operations to ensure the proper level of security. The September 11 terrorist attacks have heightened public awareness to the security needs of public facilities, including airports and government buildings, as well as other organizations and institutions. Digital video security solutions coupled with intelligent video analysis tools address some of these security needs by providing a proactive approach to surveillance and security. A proactive approach to surveillance and security is achieved through the instantaneous processing of collected data and, in contrast to a passive approach, may help prevent or contain a security breach in real time.

        Traditionally, video security consisted of connecting surveillance cameras to analog recording equipment that archived video images on tape. Today, digital video technology offers many advantages over analog equipment while allowing for the continued use of the existing infrastructure of installed cameras. These advantages include more efficient storage of video for faster search and retrieval, either locally or remotely through IP networks. Additionally, as video data is digitized and compressed, a variety of intelligent video analysis tools can be applied, including biometric identification, the process of using unique biological characteristics to identify an individual, and motion detection technologies. The combination of digital recording and intelligent video analysis technologies provides users with a more effective integrated security and surveillance solution.

        Digital video security systems are marketed primarily to government agencies and public and private organizations for use in airports, public buildings, correctional facilities and corporate sites that require the capture, retention and analysis of video information for crime prevention and investigation, asset protection and other related purposes.

        We believe that the market for digital video security will grow primarily due to:

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  expected increases in the number and quality of security solutions deployed in corporate and public facilities due to heightened security awareness;
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  expected migration from analog to digital video recording; and
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  expected increases in value-added applications utilizing digital video promoting the shift from passive to proactive video monitoring.

The Enterprise Business Intelligence Market

        The pressure on companies to manage their businesses more effectively has fueled the demand for analytic technologies and enterprise business intelligence solutions that provide actionable intelligence to organizations in a quick, convenient and helpful manner. The enterprise business intelligence market consists primarily of solutions targeting enterprises that rely on contact centers for voice, email and Internet interactions with their customers. Additionally, an emerging segment of enterprise business intelligence utilizes digital video information to allow enterprises and institutions to enhance their operations, processes and performance.

Contact Center Business Intelligence

        Developing and maintaining long-term customer relationships is critical to the success of an enterprise operating in the competitive global marketplace. However, to understand and enhance customer relations, an enterprise must first improve its business processes that involve a high degree of direct customer interaction. Today, many organizations interact with their customers or clients primarily through contact centers. Increasingly, the contact center is the primary "hub" within an organization for processing inbound or outbound communications with customers that relate to the organization's products and services. Contact centers generally consist of supervisor and agent workstations that are staffed with customer service representatives and are linked to a central telephone switch as well as computer systems linking all functions of database management to capture, store and report relevant customer information.

        Recently, demand has increased for solutions that automate and evaluate key sales, marketing and customer service processes, improve the effectiveness of customer interactions, and aid in the retention of contact center agents. As customers continue to interact with customer service representatives through multiple communication channels including the Internet, the role and importance of recording and quality assurance for contact centers is increasing. Additionally, the rapid growth of the Internet and electronic commerce has also increased the importance companies place on their customer relationships since the Internet enables consumers to easily evaluate products and prices from a wide range of geographically dispersed vendors and quickly change vendors at a relatively low cost. Enterprises across industries are being driven to purchase quality assurance software primarily to improve customer care, as well as to comply with industry-specific regulations. In addition, due to the high cost of agent training and the high turnover of contact center agents, the retention of contact center agents has become a high priority for many enterprises.

        Contact center business intelligence solutions target enterprises that rely on contact centers for voice, email and Internet interactions with their customers. Actionable intelligence generated from such interactions helps these enterprises to better service and retain customers, improve business processes and optimize contact center agent performance and retention. Companies possessing a better understanding of the characteristics and preferences of their customers are better positioned to customize product and service offerings resulting in increased sales and enhanced customer retention. In addition, these companies will also be able to better identify opportunities to sell complementary or higher-end products and to more accurately forecast customer demand. For example, major financial institutions generally and credit card issuers particularly, need to monitor contact center activity in real time to ensure that contact center representatives are responsive to customer needs, and assure that customers do not cancel accounts or transfer balances based on poor service. Additionally, increased intelligence allows these companies to identify new business opportunities with customers, such as cross-selling other financial services and products, including investments, insurance and mortgages, to existing credit card customers.

        We believe that the market for contact center business intelligence solutions will grow primarily due to:

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  increased awareness and acceptance of the benefits of analytical recording and quality assurance solutions to optimize the customer experience;
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  continuing shift from traditional contact centers to web-enabled and multimedia contact centers requiring advanced quality assurance solutions;
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  upgrades of existing contact centers seeking to improve efficiency and reduce costs;
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  increased need by corporations to provide innovative management tools to motivate and reward agents, as well as to decrease the high turnover of agents in the contact center field; and
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  transition by contact centers from measurement of agent performance improvement alone to business process improvement.

Video Business Intelligence

        An emerging segment of enterprise business intelligence utilizes digital video information to allow enterprises and institutions to enhance their operations, processes and performance. Traditional video security and surveillance systems allow enterprises to view and record actions and behaviors associated with security-related or criminal activity; however, information on the actions, behaviors and interactions of personnel or customers of an enterprise is also valuable. The existing infrastructure of closed circuit television cameras often already captures much of this valuable operational information, however, utilizing information recorded by analog recording systems is impractical. The expansion of digital recording and the introduction of intelligent video analysis tools allow an enterprise to easily access and utilize this valuable operational information.

        Implementing video business intelligence applications offers valuable information and process improvements to businesses in many vertical markets, such as the retail, gaming and corporate markets. Some of the applications for video business intelligence include the automatic counting, categorizing, monitoring and assessment of customers and personnel. Improved service is realized by real-time identification and notification of business opportunities and customer service requirements.

        We believe that the market for digital video business intelligence solutions will grow primarily due to:

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  The continuing demands on enterprises and institutions to streamline their operations, improve their competitiveness and enhance their customer service; and
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  The rapid expansion of digital-based video systems that provide the platform for, and enable the use of, intelligent video analysis tools, including biometrics and other advanced analytics.

Our Strategy

        Our strategy is to further enhance our position as a leading provider of digital security and surveillance and enterprise business intelligence solutions worldwide. Key elements of our strategy include:

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  Enhancing our technological leadership and expanding the analytic capabilities of our software. We intend to enhance our position in the digital security and surveillance market and the enterprise business intelligence market by continuing to develop internally the analytic capabilities of our products and enhancing our core and complementary technologies.
  •
  Focusing on new market opportunities. As the need for actionable intelligence is recognized by more organizations and market segments, we believe we are well positioned to offer effective solutions to these sectors.
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  Leveraging our existing technologies into new markets and applications. Our core technologies can be applied to several different business applications. For example, the core technology of our video business intelligence solutions originates from our digital video security products. We continuously seek to utilize our technologies in different business applications, as well as explore the opportunity to combine our voice and video technologies into one comprehensive solution.
  •
  Utilizing strategic alliances to enhance our products and increase our customer base. We plan to expand our product offerings and increase our customer base by providing advanced complementary solutions, such as biometric identification, through strategic alliances and joint ventures with technology providers.
  •
  Enhancing our relationships with systems integrators and software resellers. We believe that our global network of systems integrators and software resellers provides us with a unique opportunity to access new markets and customers both domestically and internationally. We are expanding our distribution channels by establishing additional relationships with value added resellers, systems integrators and distributors that sell security and business intelligence solutions to global enterprises and service providers. We are also increasing our worldwide product support and sales operations and our direct sales channels.

Our Solution

        Our solution enables the intelligent recording and analysis of voice, video and data transmissions for digital security and surveillance and enterprise business intelligence. Our products are utilized by government agencies, leading corporations, financial institutions and telecommunications service and equipment providers.

        Our solutions provide our customers with the following key benefits:

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  Robust functionality with advanced features. Our solutions address the unique needs of our customers by providing a wide range of functions. In addition, we have developed a number of applications that enhance the functionality of our base product offerings. For example, our digital video systems incorporate object-tracking software that analyzes real-time video for specific motion, such as the separation of a passenger from his luggage at an airport. In addition, our communications interception products feature a cell-phone tracking program that can identify the location of a wireless caller.
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  End-to-end systems. Our products are unique in that we deliver complete solutions for both access to and delivery from communications networks and the collection, storage, management and processing of multimedia communications by our end users.
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  Turnkey solutions. Our solutions can be quickly and efficiently deployed by our customers. We offer integrated hardware and software as well as training and project management services. In addition, we offer comprehensive documentation, installation and maintenance services.
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  Intuitive user interface. Our products utilize standard user interfaces, such as web-browser and email software, which allow our customers to operate our software in a familiar and easy to use framework.
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  Scalable network-based solution with centralized control. Our digital security and surveillance and enterprise business intelligence solutions are network-based so that our customers can access recorded information from any network connection. By allowing for centralized monitoring, we believe that our solutions enable customers to more efficiently manage their security and business information located at dispersed sites. Our products can be scaled to support thousands of inputs, both locally and across a customer networked site.
  •
  Open, extendable platform. Our software runs on standard platforms and integrates with standard storage, compression and database technologies. We integrate with communications switches and customer relationship management software, as applicable, from multiple vendors across both traditional and next-generation communications networks. In addition, we have developed application programming interfaces, which enable our customers to easily incorporate their proprietary database information into our solutions.
  •
  Global support and service. We are a global company with systems installed in more than 50 countries around the world and a service infrastructure able to quickly and efficiently meet customer needs. We believe that the breadth of our distribution, service and support is unparalleled in the industry.
  •
  Expertise in national and international standards and laws. Our products are designed to comply with intricate local, national and international standards regarding the lawful interception of communications. We believe that the thorough knowledge of the regulatory environments in which our customers operate enables us to build more functional and practical solutions.

Digital Security and Surveillance Solutions

        The following table summarizes our digital security and surveillance product lines:

Product Line	Market Served	Type of Customer	Purpose/Description	Location of Product
STAR-GATE	Communications interception	• Communications service providers • Internet service providers • Switch manufacturers	Access, delivery and administrative functions of communications interception	Embedded in circuit or packet-based switch infrastructure
RELIANT	Communications interception	• Law enforcement agencies • Intelligence agencies	Collection, delivery, storage, and analysis of data from communications interception	Law enforcement or intelligence agency monitoring center
LORONIX digital video security	Digital video security	• Government agencies • Public agencies • Transportation agencies • Public buildings	Intelligent recording of video from CCTV camera transmissions	Networked to customer CCTV or IP cameras

STAR-GATE

        Our STAR-GATE product line enables communications carriers, Internet service providers, and communications equipment manufacturers to overcome the complexities posed by global digital communications and comply with governmental requirements. STAR-GATE enables communications service providers to intercept simultaneous communications over a variety of wireline, wireless and IP networks for delivery to law enforcement and other government agencies. STAR-GATE's flexibility supports multi-network, multi-vendor switch environments for a common interface across communications networks and supports switches from communications equipment manufacturers, such as Alcatel, Ericsson, Lucent, Nokia, Nortel and Siemens. STAR-GATE also supports interfaces to packet data networks, such as the Internet and general packet radio services.

        Our STAR-GATE product line performs two primary functions:

  •
  Administration. STAR-GATE automates the implementation of a court order for communications interception. This process includes assigning surveillance targets, defining recipients of intercepted data and setting time and security parameters conforming with the court order.

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  Mediation. STAR-GATE routes the intercepted data from the communications switch, converts data into the required legal interception standard format, and delivers the intercepted communications to the appropriate law enforcement agency.

        STAR-GATE complies with CALEA and the ETSI standards for both circuit switched and IP networks.

RELIANT

        Our RELIANT product line provides intelligent recording and analysis solutions for communications interception activities to law enforcement organizations and government agencies. Our RELIANT software equips law enforcement agencies with an end-to-end solution for live monitoring of intercepted target communications and evidence collection management, regardless of the type of communication or network used. Applications can scale from a small center for a local police force to a country-wide center for national law enforcement agencies. RELIANT products are designed to comply with legal regulations and can be integrated with communications networks in the country where the system is utilized.

        The RELIANT monitoring center is comprised of a system administration workstation and an operator workstation as well as collection and storage databases and servers. RELIANT collects intercepted communications from multiple channels and stores them for immediate access, further analysis and later use as evidence. The system enables the review of intercepted voice, fax and data transmissions in their original forms through an easy to use interface.

        RELIANT offers the following key features:

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  Open database architecture, which enables the application of external analysis tools, while advanced security measures maintain the integrity of intercepted information against penetration and unauthorized access;

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  Long-term session archiving for use in court playback and submission of evidence;

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  Location tracking capabilities for wireless network interception; and

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  Maintenance and fault management.

LORONIX Digital Video Security

        Our LORONIX digital video security product line provides intelligent recording and analysis of video for security and surveillance applications to government agencies and public organizations. Our LORONIX software digitizes, compresses, stores and retrieves video imaging. In addition, LORONIX products provide live video streaming and camera control over local and wide area computer networks and the Internet.

        Our LORONIX product line may be configured to allow customers to perform complete monitoring for security and management of local and remote sites from a central investigative unit. The use of digital storage and compression technology makes the LORONIX product line a more efficient alternative to analog tape storage. The technology interfaces with access control, facial recognition, activity and intrusion detection and other technologies for enhanced security and surveillance.

        The LORONIX solution offers the following features:

  •
  Activity scan functionality that enables users to detect activity in recorded video by analyzing frames of a video segment to detect changes from image to image. As a scan progresses, images of video frames containing activity are highlighted and set aside for further analysis;

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  Camera management software that displays all cameras connected to a given system with a graphic user interface. Intuitive camera icons denote whether cameras are black and white, color, fixed, or have pan/tilt/zoom functionality;

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  An image toolkit that allows users to enhance, annotate, print, and save images in a variety of formats from live or recorded video;

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  Video authentication technology that utilizes a mathematical algorithm to confirm the authenticity of digital video and to produce an image fingerprint. This fingerprint is compared to others that were created and stored when the video was originally captured by the recorder;

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  A video export application that can send live and recorded video for review at any time;

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  Scalability allowing for the monitoring of thousands of cameras at the same moment;

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  Open architecture allowing for the application of intelligent video tools such as biometric identification and motion detection technologies;

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  Operation capabilities whereby users can conduct diversified tasks, such as playback, archiving and live review simultaneously; and

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  Advanced compression technologies.

Enterprise Business Intelligence Solutions

        The following table summarizes our enterprise business intelligence product lines:

Product Line	Market Served	Type of Customer	Purpose/Description	Location of Product
ULTRA	Contact centers	• Internal contact centers of large organizations and enterprises, including utilities and financial institutions • Outsourced contact centers	Recording and analysis of customer interactions with contact centers agents	Interface through customer relations management application server
LORONIX video business intelligence	Business intelligence	• Large organizations and enterprises, primarily in the retail and gaming industries	Analysis of digital video to improve business processes and performance	Networked to customer CCTV or IP cameras

ULTRA

        Our ULTRA products record and analyze customer interactions to provide enterprises with business intelligence about their customers and help monitor and improve the performance of their contact centers. ULTRA's intelligent recording platform uses an innovative architecture that leverages voice and data processing technologies to offer customers multiple methods of recording contact center interactions while providing a flexible framework for expansions and changes in technologies.

        ULTRA products capture customer interactions from multiple sources, including telephone, email, Internet or voice over Internet protocol. Utilizing ULTRA's OpenStorage Portal and Universal Database, our customers can leverage their existing storage infrastructure to store and access recorded customer interactions using standard file formats. ULTRA's software tools analyze customer interactions and distribute the resulting actionable intelligence to specified individuals based on predetermined parameters via private computer networks or the Internet.

        ULTRA products integrate with leading customer relationship management, or CRM, applications allowing the delivery of information directly to the user's desktop within Siebel, PeopleSoft and other CRM solutions. ULTRA also interfaces with popular desktop software tools, including Microsoft Outlook, Lotus Notes and web browsers, to enable the user to easily access the data in a familiar computing environment.

        The ULTRA product line offers the following key features:

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  Advanced analytical tools for efficient data mining of call content for customer intelligence;

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  Unique user-defined customer satisfaction analysis features. Such features include a call flow analysis which monitors information such as call length, number of holds, hold times, and transfers, as well as stress analysis which defines customer stress level during calls, allowing for either on-line assistance from a supervisor or offline analysis for improved agent performance;

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  Open architecture, allowing for quick and easy integration with leading CRM applications; and

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  Advanced storage systems which convert calls to standard file format, allowing for the integration of voice to CRM applications as well as the enterprise wide distribution via local or wide area networks.

LORONIX Video Business Intelligence

        Our LORONIX video business intelligence products enable our enterprise customers to monitor and improve their operations through the analysis of live and recorded digital video. Like the LORONIX digital video security product, the LORONIX video business intelligence product digitizes, compresses, stores and retrieves video imaging. While leveraging the technology of our digital security product, the LORONIX enterprise product line also contains unique software focused on maximizing operational effectiveness through video analysis.

        By interfacing with customer databases and software systems, LORONIX facilitates the user's review of video imaging based on specific criteria such as employee ID, product barcodes and point of sale transaction history. The LORONIX solution also integrates intelligent software that allows for the detection of movement of people and objects at a customer's premises. These features can be used to improve the operational performance of businesses, such as retail chains and casinos, by providing real-time alerts to customer bottlenecks. Enterprises can combine our software with other video analysis technologies that actively monitor customer and employee behavior and responses.

Sales and Marketing

        We sell our products primarily through a combination of our direct sales force and agents, distributors, value added resellers and systems integrators. As of January 31, 2002, we had several sales offices in the United States and offices in Australia, Canada, France, Germany, Hong Kong, Israel, Japan, the Netherlands, Singapore and the United Kingdom. Our direct sales force consists of account executives, solutions consultants, and regional sales directors, that possess industry-specific experience.

        Our sales force pursues potential sales leads identified internally or provided by systems integrators. We develop strategic marketing alliances with leading companies in our industry to expand the coverage and support of our direct sales force. Our business development personnel are responsible for the initiation, negotiation and completion of these marketing alliances. We currently have such relationships with ADT, Avaya, Nortel, and Siemens. In addition, we established technological alliances with leading software and hardware companies including Genesys, Siebel and Visionics, which enable us to offer complementary solutions to their products.

        Our direct sales cycle typically begins with our initiation of a sales lead or the receipt of a request for a proposal from a prospective customer. The sales lead, or request for a proposal, is followed by an assessment of the customer's requirements, a formal proposal, presentations and product demonstrations, site visits to an existing customer that utilizes our products and contract negotiation and signing. The sales cycle can vary substantially from customer to customer but typically lasts six months to one year and is considered completed with the delivery of our product to the customer.

        We use a variety of marketing programs to build brand name awareness, as well as to attract potential customers. These programs include market research, product and strategy updates with industry analysts, direct marketing programs to current and prospective customers, advertising, participation in industry trade shows, conferences, and seminars, and a public relations program that includes demonstrations of our products. To support sales efforts, we also produce promotional materials that include brochures, video presentations, data sheets and other technical descriptions.

Customers

        Our products are currently used by over 800 organizations and are deployed in over 50 countries, across many industries and markets. Many users of our products are large corporations or government agencies that operate from multiple locations and facilities across large geographic areas and sometimes across several countries. These organizations typically implement our solutions in stages, with implementation in one or more sites and then gradually expanding to a full enterprise, networked-

based solution. None of our customers, including systems integrators and value added resellers, individually accounted for more than 5% of our revenues in fiscal 2001.

        The following list represents sample purchasers of our products in our key market segments:

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  Communications interception: the U.S. Department of Justice, the Toronto Police Service, the Dutch National Police Agency, Cingular Wireless, Ericsson and Nortel;

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  Digital video security: FedEx, Mohegan Sun Casino, the U.S. Capitol, the U.S. Department of Defense, the U.S. Department of the Treasury—Bureau of Engraving and Printing, and Washington Dulles International Airport;

  •
  Contact center business intelligence: BlueCross BlueShield, Con Edison, Datek, HSBC, JCPenney, OnStar and Sprint; and

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  Video business intelligence: FedEx, Target and Tiffany & Co.

        We derived approximately 21%, 22% and 26% of our revenues in fiscal 1999, fiscal 2000 and fiscal 2001, respectively, from government contracts. We expect that government contracts will continue to be a significant source of our revenues for the foreseeable future. Our business generated from government contracts may be adversely affected for various reasons including if levels of government expenditures and authorizations for law enforcement and security related programs decrease, remain constant or shift to programs in areas where we do not provide products and services or if changes in government procurement procedures preclude us from participating in such government procurement processes.

Research and Development

        We continue to enhance the features and performance of our existing products and introduce new solutions by extensive research and development activities in our facilities in Israel, the United States and Germany. As of January 31, 2002, we had over 260 employees engaged in our research and development activities. We believe that our future success depends on a number of factors, which include our ability to:

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  identify and respond to emerging technological trends in our target markets;

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  develop and maintain competitive solutions that meet our customers' changing needs; and

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  enhance our existing products by adding features and functionality to meet specific customer's needs, or that differentiate our products from those of our competitors.

        As a result, we have made and intend to continue to make significant investments in research and development. We allocate our research and development resources in response to market research and customer demands for additional features and solutions. Our development strategy involves rolling out initial releases of our products and adding features over time. We continuously incorporate product feedback we receive from our customers into our product development process. While we expect that new products will continue to be developed internally, we may, based on timing and cost considerations, acquire or license technologies, products or applications from third parties.

        The Government of Israel, through the Office of the Chief Scientist, encourages research and development projects which result in products for export. Our gross research and development expenses were approximately $26.1 million for fiscal 1999, $21.7 million for fiscal 2000 and $21.0 million for fiscal 2001. In fiscal 1999, fiscal 2000 and fiscal 2001, we received from the Office of the Chief Scientist grants totaling $4.8 million, $7.5 million and $5.8 million, respectively, representing 18.5%, 34.5% and 27.6% of our total research and development expenditures in these periods.

Manufacturing and Suppliers

        Our manufacturing operations, which are performed in our Israeli, U.S. and German facilities, consist primarily of installing our software on externally purchased hardware components and final assembly and testing, which involves the application of extensive quality control procedures to materials, components, subassemblies and systems. We rely on several unaffiliated subcontractors for the supply of specific proprietary components and assemblies that are incorporated in all of our products. Although we have experienced delays and shortages in the supply of proprietary components on more than one occasion in the past, to date, we have been able to obtain adequate supplies of all components in a timely manner from existing sources or, when necessary, from alternative sources.

        We maintain organization-wide quality assurance procedures, coordinating the quality control activities of our research and development, manufacturing and service departments. Our primary manufacturing and research and development facility in Israel has received certification to Quality Standard ISO 9001.

Intellectual Property Rights

        We have accumulated a significant amount of proprietary know-how and expertise over the years in developing multimedia analytic solutions for digital security and surveillance and enterprise business intelligence. As of January 31, 2002, we had no patents and five patent applications pending. We continuously review with our patent attorneys new areas of technology to determine whether they are patentable.

        The names RELIANT™, LORONIX™, cctvware™, vCRM™, Building the Customer Intelligent Enterprise™, OpenStorage Portal™, Intelligent Recording™ and our logos are our trademarks.

        We license certain software, technology and related rights for use in the manufacture and marketing of our products, and pay royalties to third parties under such licenses and other agreements. We believe that our rights under such licenses and other agreements are sufficient for the manufacturing and marketing of our products and, in the case of licenses, extend for periods at least equal to the estimated useful lives of the related technology and know-how.

        In January 2000, Comverse Technology and Lucent, acting through subsidiary patent holding companies on behalf of themselves and their various subsidiaries and affiliates, entered into a non-exclusive cross-licensing arrangement covering current and certain future patents issued to Comverse Technology and its affiliates and a portfolio of current and certain future patents in the area of communications technology issued to Lucent and its affiliates. Under that arrangement, and pursuant to a patent license agreement between us and Comverse Technology, Lucent is entitled to non-exclusive royalty-free licenses under any patents granted to us or which we obtain the right to license during the term of the agreement, while we are entitled to a non-exclusive royalty-free sublicense to all patents that are licensed by Lucent to Comverse Technology. See "Related Party Transactions—Patent License Agreement."

Competition

        We face strong competition in the markets for our products, both in the United States and internationally. We expect competition to persist and intensify in the digital security and surveillance market, primarily due to increased demand for homeland defense and security solutions following the September 11 terror attacks. Our primary competitors are suppliers of security and recording systems and software, and indirect competitors that supply certain components to systems integrators. In the enterprise business intelligence market, we face competition from organizations emerging from the traditional call logging or call recording market as well as software companies that develop and sell products that perform specific functions for this market. Additionally, many of our competitors specialize in a subset of our portfolio of products and services. Primary competitors include, among others, SS8 Networks, ECtel, e-talk, Eyretel, JSI Telecom, NICE-Systems, Sensormatic and Witness Systems. We believe we compete principally on the basis of:

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  product performance and functionality;

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  knowledge and experience in our industry;

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  product quality and reliability;

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  customer service and support; and

  •
  price.

        We believe that our success depends primarily on our ability to provide technologically advanced and cost effective solutions. Additionally, we must continue to provide our customers with prompt and responsive customer support. Our competitors that manufacture other security-related systems or other recording systems may derive a competitive advantage in selling to customers that are purchasing or have previously purchased other compatible equipment from such manufacturers. Further, we expect that competition will increase as other established and emerging companies enter our market and as new products, services and technologies are introduced.

Employees

        As of January 31, 2002, we had approximately 800 employees. A majority of our employees are scientists, engineers or technicians engaged in research and development and marketing support services. We consider our relationship with our employees to be good. Our employees in the United States are not covered by any collective bargaining agreement. Our employees outside the United States are entitled to severance and other benefits mandated under local laws.

        Israeli law generally requires the payment by employers of severance pay upon the death of an employee, retirement or upon termination of employment, and we provide for such payment obligations through monthly contributions to an insurance fund. Additionally, Israeli employees and employers are required to pay pre-determined sums to the National Insurance Institute, which covers medical and other benefits similar to the benefits provided by the United States Social Security Administration.

Facilities

        We lease approximately 60,000 square feet of office space in the United States, including approximately 32,000 square feet in Woodbury, New York, where our headquarters and some of our support and sales facilities are located. The lease of our Woodbury, New York facilities expires in February 2003. We lease approximately 70,000 square feet of office and storage space for manufacturing, development, support and sales facilities in Tel Aviv, Israel. This lease expires in January 2004. Additionally, we lease approximately 6,000 square feet of office space for sales, installation and support in the United Kingdom. We also lease small office facilities in Germany and the Netherlands.

        We own approximately 40,000 square feet of office space for the development, manufacturing, support and sales of our LORONIX product lines in Durango, Colorado. We also own approximately 25,000 square feet of office and storage space for sales, manufacturing, support and development in Bexbach, Germany. We believe that our owned and leased facilities are adequate for our current operations, and that additional facilities can be acquired or developed to provide for expansion of our operations in the foreseeable future.

Legal Proceedings

        From time to time, we are subject to claims in legal proceedings arising in the normal course of our business. We do not believe that we are party to any pending legal action that could reasonably be expected to have a material adverse effect on our business or operating results.

Proxy Agreement with the Department of Defense

        One of our subsidiaries, Verint Technology Inc., or Verint Technology, is engaged in the development, marketing and sale of our communications interception solutions to various U.S. governmental agencies. In order to conduct its business, Verint Technology is required to maintain facility security clearances under the National Industrial Security Program, or the NISP. The NISP requires companies maintaining facility security clearances to be insulated from foreign ownership, control or influence. In January 1999, we, Comverse Technology and the Department of Defense entered into a proxy agreement with respect to the ownership and operations of Verint Technology. The proxy agreement has been approved by the Defense Security Service, which has oversight responsibilities on behalf of the Department of Defense.

        Under the proxy agreement we appointed three U.S. citizens that have the requisite personal security clearance as directors of Verint Technology and as holders of proxies to vote the stock of Verint Technology. These individuals are responsible for the oversight of Verint Technology's security arrangements, including the separation of Verint Technology from us and our affiliates. As proxy holders, these individuals have the power to exercise all prerogatives of ownership of Verint Technology, except that without obtaining our express written approval they may not authorize any individual sale or disposal of capital assets constituting a material amount of Verint Technology's assets, the mortgaging of assets other than for working capital or capital improvement purposes, any merger, consolidation, reorganization or dissolution of Verint Technology and the filing of a petition under the federal bankruptcy laws.

        Under the proxy agreement we have also established a government security committee, which consists of the three proxy holders. The government security committee is in charge of the development and implementation of a technology control plan, which prescribes measures and establishes procedures to prevent unauthorized disclosure or export of controlled information to us, any of our affiliates or others. In addition, the proxy agreement establishes procedures regarding meetings, visits and communications between Verint Technology, us and our other affiliates. The Department of Defense continually reviews the technology control plan and receives an annual report from the proxy holders.

Export Regulations

        We are subject to export restrictions in Israel with respect to certain components of our RELIANT products which are developed and manufactured in Israel. In order to export our RELIANT products from Israel, we are required to obtain export licenses from the Israeli Ministry of Defense prior to marketing these products in foreign countries. We are also required to obtain an additional license prior to the completion of each sale. To date, we have been successful in obtaining necessary permits.

        We are also subject to export restrictions in Germany with respect to components of our RELIANT products which are developed and manufactured in Germany. To date, we have been able to rely on the terms of a general export license in Germany to export these components to countries outside the European Union. Under the terms of this license, we are also required to report to German authorities each shipment of these components outside of the European Union.

MANAGEMENT

Directors, Executive Officers and Key Employees

        The following table sets forth certain information concerning our current directors, executive officers and key employees and information concerning individuals who will become our directors upon completion of this offering:

Name	Age	Position
Executive Officers and Directors:
Kobi Alexander(1)(3)	50	Chairman of the Board of Directors
Dan Bodner(1)(3)	43	President, Chief Executive Officer and Director
Igal Nissim	46	Chief Financial Officer and Director
David Kreinberg(1)(3)	37	Director
William F. Sorin(1)(3)	53	Director
David T. Ledwell	55	President and Chief Executive Officer of Loronix and Nominee Director*
Paul D. Baker	43	Nominee Director*
Paul L. Robinson	35	Nominee Director*
Harris T. Oliner	30	Nominee Director*
Victor A. De Marines(2)	65	Nominee Director*
Kenneth A. Minihan(2)	58	Nominee Director*
Howard Safir(2)	60	Nominee Director*
Key Employees:
Elan Moriah	39	Vice President for Contact Center Business Intelligence Solutions
David Worthley	40	President and Chief Executive Officer of Verint Technology Inc.
David Parcell	48	Managing Director of Europe, Middle East and Africa
Meir Sperling	52	Managing Director of Verint Systems Ltd.

*
This nominee shall become a director upon completion of this offering.

(1)
Member of the executive committee.

(2)
Member of the audit committee and stock option committee.

(3)
Member of the compensation committee.

Executive Officers and Directors

        Kobi Alexander has served as Chairman of our Board of Directors since February 1994. Mr. Alexander, a founder of Comverse Technology, Inc., has been a director and senior executive officer of Comverse Technology since its formation in October 1984, serving in the capacities of Chairman of the Board of Directors since September 1986 and Chief Executive Officer since April 1987. Mr. Alexander also serves as director and Chairman of the Board of various subsidiaries of Comverse Technology, including its other principal operating subsidiaries, Comverse, Inc. and Ulticom, Inc. Mr. Alexander received a B.A., magna cum laude, in Economics from the Hebrew University of Jerusalem in 1977, and an M.B.A. in Finance from New York University in 1980.

        Dan Bodner is the President, Chief Executive Officer and a director of our company. Mr. Bodner served as our President and/or Chief Executive Officer and director since February 1994. From 1991 to 1998, Mr. Bodner also served as President and Chief Executive Officer of Comverse Government Systems Corp., a former affiliate of ours. Prior to such positions, from 1987 to 1991, Mr. Bodner held various management positions at Comverse Technology. Prior to joining Comverse Technology, Mr. Bodner was employed for two years as Director of Software Development for Contahal Ltd. From 1981 through 1985, Mr. Bodner served in the Israeli Defense Force in an engineering capacity. Mr. Bodner received a B.Sc., cum laude, in Electrical Engineering from the Technion, Israel Institute of Technology, in 1981 and a M.Sc., cum laude, in Telecommunications and Computer Science from Tel Aviv University in 1987.

        Igal Nissim has served as our Chief Financial Officer and has been a director since January 1999. Mr. Nissim has been employed by Comverse Technology since 1986 where he served as Chief Financial Officer from 1993 until 1998. Prior to this position, Mr. Nissim served as Chief Financial Officer of Efrat Future Technology Ltd. From 1984 to 1986, Mr. Nissim was employed by Gadot Industrial Enterprises Ltd. as deputy controller, responsible for financial and cost accounting. Mr. Nissim is a Certified Public Accountant in Israel and was employed for four years by Kesselman & Kesselman (now a member of PriceWaterhouseCoopers). Mr. Nissim received a B.A. in Economics and Accounting from the Tel Aviv University in 1981.

        David Kreinberg has been a director since January 1999. Mr. Kreinberg has served as Vice President of Finance and Chief Financial Officer of Comverse Technology, Inc. since May 1999. Previously, Mr. Kreinberg had served Comverse Technology as Vice President of Finance and Treasurer from April 1996 and as Vice President of Financial Planning from April 1994. Mr. Kreinberg also served as the Chief Financial Officer of Ulticom Inc. from December 1999 until September 2001. Mr. Kreinberg is also a director of Ulticom. Mr. Kreinberg is a Certified Public Accountant, and prior to joining Comverse Technology he served as a senior manager at Deloitte & Touche LLP. Mr. Kreinberg received a B.S., summa cum laude, in Accounting from Yeshiva University in 1986 and an M.B.A. in Finance and International Business from Columbia Business School in 1990.

        William F. Sorin has been a director since January 1999. Mr. Sorin has served as a director and the Corporate Secretary of Comverse Technology, Inc. since its formation in October 1984. Mr. Sorin is also a director of Ulticom Inc. Mr. Sorin is an attorney engaged in private practice and is General Counsel to Comverse Technology. Mr. Sorin received a B.A. from Trinity College in 1970 and a J.D., cum laude, from Harvard Law School in 1973.

        David T. Ledwell will become a director upon completion of this offering. Mr. Ledwell has served as the President and Chief Executive Officer of our subsidiary, Loronix, since September 1999. Mr. Ledwell also served as a director of Loronix from September 1999 until July 2000. From 1986 to 1998, Mr. Ledwell served in various senior executive capacities at DH Technology, Inc., a company engaged in the development, marketing, sales and support of transaction and bar code printers and credit card readers. From 1995 to 1998, Mr. Ledwell served as Executive Vice President responsible for several of DH Technology's subsidiaries and divisions. Prior to 1986, Mr. Ledwell held various management positions with companies in the computer and electronics industries, including Texas Instruments and Datapoint Corporation. Mr. Ledwell holds a B.S. in Electrical Engineering from Colorado State University.

        Paul D. Baker will become a director upon completion of this offering. Mr. Baker also serves as Vice President, Corporate Marketing and Corporate Communications of Comverse Technology, a position he has held since joining Comverse Technology in April 1991. Mr. Baker is also a director of Ulticom. Mr. Baker held various positions in sales, marketing, and corporate communications with Robotic Vision Systems, Inc. from 1984 to 1991. Mr. Baker received a B.S. in Management from Babson College in 1980 and an M.B.A. in Marketing Management from St. John's University in 1984.

        Paul L. Robinson will become a director upon completion of this offering. Mr. Robinson has served as Associate General Counsel of Comverse Technology since January 1999. Prior to joining Comverse Technology, Mr. Robinson was an associate attorney at Kramer, Levin, Naftalis & Frankel, LLP from January 1998 to December 1998. From January 1997 to December 1997, Mr. Robinson served as counsel to the United States Senate Committee on Governmental Affairs with respect to its special investigation into illegal and improper campaign fund-raising activities during the 1996 federal election. From June 1994 through January 1997, Mr. Robinson was an associate attorney at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Robinson received a B.A. in Political Science and was Phi Beta Kappa from State University of New York at Binghamton in 1989 and a J.D., cum laude, from Boston University School of Law in 1992.

        Harris T. Oliner will become a director upon completion of this offering. Mr. Oliner has served as a Senior Counsel of Comverse Technology since April 2001. Prior to joining Comverse Technology, Mr. Oliner was a Director of Business Development of VastVideo, Inc. from March 2000 to April 2001. From October 1997 to February 2000, Mr. Oliner served as an associate attorney at Simpson Thacher & Bartlett. Mr. Oliner received a B.A., magna cum laude, in Political Science from Yale University in 1994 and a J.D., cum laude, from Harvard Law School in 1997.

        Victor A. De Marines will become a director upon completion of this offering. Mr. De Marines recently retired from his position as President and Chief Executive Officer of MITRE Corporation, a nonprofit organization, which provides security solutions for the computer systems of the Department of Defense, the Federal Aviation Administration, the Internal Revenue Service and several organizations in the U.S. intelligence community. Mr. De Marines currently serves on the board of trustees of MITRE. Mr. De Marines has recently served as an advisor to the Department of Defense on matters concerning the transformation of the military. Mr. De Marines is a member of an advisory group for the National Reconnaissance Office and is a member of the Massachusetts Business Roundtable. Mr. De Marines served as a Presidential Executive with the Department of Transportation and is a Lieutenant (retired) of the U.S. Air Force. Mr. De Marines holds a B.S. from Pennsylvania State University and a M.S. in Electrical Engineering from the Northeastern University.

        Kenneth A. Minihan will become a director upon completion of this offering. Lieutenant General Minihan is a career U.S. Air Force officer who attained the rank of Lieutenant General and retired from the Air Force on June 1, 1999. Lieutenant General Minihan served as the 14th Director of the National Security Agency/Central Security Services and was the senior uniformed intelligence officer in the Department of Defense. Prior to this, Lieutenant General Minihan served as the Director of the Defense Intelligence Agency. Lieutenant General Minihan is currently the President of the Security Affairs Support Association, is a member of several organizations, including the Air Force Association and the National Military Intelligence Association and consults and works on national security and intelligence committees and panels. Lieutenant General Minihan served as Chief Executive Officer of TeleHub Network Services Corporation from June 1999 to September 1999. In October 1999, after Lieutenant General Minihan was no longer affiliated with that company, TeleHub Network Services Corporation filed a voluntary petition for reorganization under the federal bankruptcy laws. Lieutenant General Minihan holds a B.A. from Florida State University, an M.A. from the Naval Postgraduate School, and has completed executive development programs at the University of Illinois and Harvard University. Lieutenant General Minihan was awarded the National Security Medal, the Defense Distinguished Service Medal, the Bronze Star and the National Intelligence Distinguished Service Medal, among other awards and decorations.

        Howard Safir will become a director upon completion of this offering. Mr. Safir is the Chairman and Chief Executive Officer of SafirRosetti, Omnicom Group Inc., a premier company providing security and investigation services. Mr. Safir also serves as consultant to ChoicePoint, a leading provider of credential verification and identification services. Prior to these positions, Mr. Safir served as Vice Chairman of IPSA International, a company providing security and investigation services, and prior to that as the 39th Police Commissioner of the City of New York. Mr. Safir also served as Associate Director for Operations, U.S. Marshals Service, as Assistant Director of the Drug Enforcement Administration and as Chief of the Witness Security Division, U.S. Marshals Service. Mr. Safir holds a B.A. in History and Political Science from Hofstra University. Mr. Safir participated in several programs at Harvard University's John F. Kennedy School of Government. Mr. Safir was awarded the Ellis Island Medal of Honor among other citations and awards.

Key Employees

        Elan Moriah has served as our Vice President for Contact Center Business Intelligence Solutions since May 2000. From 1995 until May 2000, Mr. Moriah held various senior management positions in Motorola Inc., including Business Development Manager for Europe, Middle East and Africa business at Motorola Inc.'s Schaumburg, Illinois based worldwide network services division, where he established large-scale joint ventures in the area of wireless communication. Mr. Moriah has also served as Vice President of Marketing and Sales of Motorola's paging subsidiary in Israel. From 1989 to 1995, Mr. Moriah worked for Comet Software Inc., as Vice President of Marketing and Sales and as Operations Manager. Mr. Moriah received a B.Sc., cum laude, in Industrial Engineering and Management from the Technion, Israel Institute of Technology, in 1988, and an M.B.A., summa cum laude, in International Business from the City University of New York in 1992.

        David Worthley has served as President and Chief Executive Officer of our subsidiary Verint Technology Inc. since January 1999. From August 1997 to January 1999, Mr. Worthley served as our Vice President. Prior to joining our company, Mr. Worthley served as the Chief of the FBI's Telecommunications Industry Liaison Unit, which was responsible for the implementation of CALEA. Mr. Worthley joined the FBI in 1988 as a Special Agent. In 1991 Mr. Worthley was assigned to the FBI's engineering research facility where he supervised electronic surveillance matters. Prior to his employment with the FBI, Mr. Worthley worked as an account representative for Motorola Communications Sector from 1986 to 1988. From 1982 to 1986, Mr. Worthley worked as an audio engineer for ORTV Productions. Mr. Worthley received a B.S. in Telecommunications from Oral Roberts University in 1984 and is a 1988 graduate of the FBI Academy.

        David Parcell has served as our Managing Director of Europe, Middle East and Africa, or EMEA, since May 2001. From July 1997 until joining our company Mr. Parcell was employed by Aspect Communications, where he served as Vice President, EMEA. From April 1994 to July 1997, Mr. Parcell served as United Kingdom Managing Director for Co-Cam, a subsidiary of Colonial (now First Wave Technologies). From July 1981 to January 1994, Mr. Parcell held various senior sales and general management positions at Datapoint UK Ltd., where he also served as Sales and Marketing Director for a period of four years. Prior to these positions, Mr. Parcell held sales positions at Unisys between June 1978 and June 1981, and with Olivetti between June 1975 and June 1978. Mr. Parcell received a B.Sc. with honors, in Economics and Law from the Surrey University in 1974.

        Meir Sperling has served as a Managing Director of our subsidiary Verint Systems Ltd. since September 2000. From January 1999 to January 2000, Mr. Sperling was employed by ECI Telecom Ltd., where he served as Corporate Vice President, General Manager of the business systems division and a director in several of ECI's subsidiaries. From 1992 to 1999, Mr. Sperling served as Corporate Vice President and General Manager of the business and access systems divisions of Tadiran Telecommunications Ltd. Mr. Sperling also served as a director in several of Tadiran's subsidiaries. From 1987 to 1992, Mr. Sperling served as Director of Product Planning and Business Development of TEI, a U.S. subsidiary of Tadiran Ltd. Between 1975 and 1987, Mr. Sperling served in various positions in research and development at Tadiran, where he also served as a Director of research and development of Tadiran's business systems division. Mr. Sperling received a B.Sc. in Electronic Engineering from the Ben Gurion University, Israel, in 1975.

Board Composition and Terms of Directors

        Our by-laws will authorize our board of directors to have not less than three and not more than twenty members. Upon completion of this offering our board of directors will have ten members. We intend to have additional directors, including an independent director, join our Board of Directors after the completion of this offering. Members of the board of director are elected each year at the annual meeting of stockholders to serve until the following annual meeting of stockholders or until their successors have been elected and qualified. Directors may be removed by the affirmative vote of the holders of a majority of the shares entitled to vote at an election of directors. There are no family relationships among any of our directors and executive officers.

Board Committees

        Our board of directors currently has an executive committee and a compensation committee, and upon completion of this offering will also have an audit committee and a stock option committee. Members serve on these committees for one-year terms.

        Our executive committee consists of Messrs. Alexander, Bodner, Kreinberg and Sorin. The executive committee has all the authority of the board, except with respect to items requiring stockholder approval or submission and except as otherwise required by law.

        Our compensation committee consists of Messrs. Alexander, Bodner, Kreinberg and Sorin. The compensation committee makes recommendations to the board of directors regarding the various incentive compensation and benefit plans and determines salaries for the executive officers and incentive compensation for employees.

        Our audit committee will initially consist of Messrs. De Marines, Minihan and Safir. The audit committee makes recommendations to the board of directors regarding the selection of independent public accountants, reviews the results and scope of the audit and other services provided by our independent public accountants and reviews and evaluates our control functions.

        Our stock option committee will initially consist of Messrs. De Marines, Minihan and Safir. The stock option committee administers the issuance of stock options under our stock incentive compensation plan.

Nasdaq Requirements

        Under the Nasdaq National Market listing requirements, we are required to form an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The responsibilities of the audit committee under the Nasdaq National Market listing requirements include evaluating the independence of a company's outside auditors. The three members of our audit committee will become our directors upon completion of this offering. In addition, we adopted an audit committee charter that complies with the Nasdaq National Market listing requirements.

Director Compensation

        Our directors do not currently receive any cash compensation for serving on the board of directors or any committee of the board. Our directors are reimbursed for the expenses they incur in attending meetings of the board or board committees. We have granted our directors options to purchase shares of our common stock.

        Our independent directors will be entitled to receive an annual cash compensation of $15,000, payable in arrears at the end of each fiscal quarter and an additional $1,000 for each board meeting attended and $500 for each board committee meeting attended. Effective upon completion of this offering, we will grant to each of Messrs. De Marines, Minihan and Safir vested options to purchase 2,000 shares of our common stock at an exercise price equal to the initial public offering price. In addition, upon the completion of this offering and on each anniversary of the completion date of this offering our independent directors will be granted options to purchase 3,000 shares of our common stock at an exercise price equal to the initial public offering price and the trading price of our common stock on the date of grant, respectively. These options will vest in increments of 750 shares for each board meeting attended during the year.

Compensation Committee Interlocks and Insider Participation

        Executive compensation decisions in fiscal 2001 were made exclusively by our Chairman, Kobi Alexander. No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Executive Compensation

        The following table sets forth information concerning compensation we paid or incurred on our behalf to our chief executive officer and our other executive officer during fiscal 1999, fiscal 2000 and fiscal 2001.

SUMMARY COMPENSATION TABLE

	Annual Compensation
Name and Principal Position	Fiscal Year	Salary(1)	Bonus(2)	Other Annual Compensation
Dan Bodner, President and Chief Executive Officer	2001	$200,000	$50,000	$2,000
	2000	$193,953	$70,000	$5,379
	1999	$120,750	$12,125	$50,644
Igal Nissim, Chief Financial Officer	2001	$135,837	$25,000	$25,407
	2000	$121,701	$14,410	$23,289
	1999	$110,110	$—	$21,676

(1)
Includes salary and payments in lieu of earned vacation.
(2)
Includes bonuses accrued for services performed in the year indicated regardless of the year of payment.

Stock Option Information

        The following table sets forth information concerning options granted during fiscal 2001 to our executive officers identified above under our incentive compensation stock option plan. These options vest in four equal annual increments. The potential realized values set forth below were calculated based on the initial public offering price of $16.00 per share in lieu of the value of our common stock on the date of grant.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

Individual Grants
		Percent of Total Options Granted to Employees in Period
					Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Shares Subject to Option
Name			Exercise Price per Share
				Expiration Date	5%	10%
Dan Bodner	48,925	5.6%	$8.69	April 1, 2011	$849,940	$1,605,223
Igal Nissim	24,462	2.8%	$8.69	April 1, 2011	$424,962	$802,595

YEAR-END OPTION VALUES

        No options granted by us were exercised by the executive officers during fiscal 2001. The following table provides certain information concerning options granted by us as of January 31, 2002, with respect to each of the executive officers. The value of the unexercised options set forth below has been calculated by subtracting the exercise price from the initial offering price of $16.00 per share and multiplying that amount by the number of shares underlying the option.

	Number of Securities Underlying Unexercised Options at January 31, 2002		Value of Unexercised In-the-Money Options at January 31, 2002
	Exercisable	Unexercisable	Exercisable	Unexercisable
Dan Bodner	95,402	100,294	$958,302	$855,325
Igal Nissim	33,759	65,070	$338,008	$578,736

Verint Systems Inc. Stock Incentive Compensation Plan

        The purpose of this plan is to induce key personnel, including employees, directors, independent contractors, and other persons rendering valued services, to remain in the employ or service of our company, our subsidiaries and affiliates, to attract new personnel and to encourage such personnel to secure or increase on reasonable terms their stock ownership in our company.

        General.    Options granted under the plan are intended to be either incentive stock options or options not intended to be incentive stock options, called non-qualified options, or a combination thereof. We have reserved 5,000,000 shares of our common stock for issuance upon exercise of awards under the plan.

        Administration.    The plan has been to date, and up to the closing of this offering will be, administered by a committee. Following completion of this offering, the plan will be administered by a stock option committee consisting of Messrs. De Marines and Safir.

        Eligibility.    Employees of our company or our affiliates may receive incentive stock options. Non-qualified options may be granted to employees of our company or our affiliates, directors and to independent contractors rendering services to our company or our affiliates.

        Deferred Stock.    An award of deferred stock is an agreement by our company to deliver to a recipient a specified number of shares of common stock at the end of a specified deferral period or periods. Before the issuance and delivery of the deferred stock, the recipient does not have any rights as a stockholder with respect to any shares of deferred stock credited to his or her account. Dividends declared during the deferral period on shares covered by a deferred stock award will be paid to the recipient currently, or deferred and deemed to be reinvested in additional deferred stock, or otherwise reinstated on terms as the committee may determine at the time of the award. The stock option committee may condition the grant of the deferred stock award or the expiration of the deferral period upon the recipient's achievement of one or more performance goals. Shares of deferred stock credited to the account of the recipient are issued and delivered to the employee at the end of the deferral period under the terms of the deferred stock agreement. The committee may, in its sole discretion, accelerate the delivery of all or any part of a deferred stock award or waive the deferral limitations for all or any part of the deferred stock award.

        Restricted Stock.    An award of restricted stock to a recipient is a grant by our company of a specified number of shares of common stock subject to forfeiture upon the happening of specified events. The certificates representing shares of restricted stock are legended as to sale, transfer, assignment, pledge or other encumbrances during the restriction period and are deposited by the recipient, together with a stock power endorsed in blank, with our company, to be held in escrow during the restriction period. Unless the stock option committee determines otherwise, during the restriction period the recipient has the right to receive dividends from and to vote the shares of restricted stock. The committee may condition the grant of an award of restricted stock or the expiration of the restriction period upon the employee's achievement of one or more performance goals. The committee may, in its sole discretion, modify or accelerate the vesting and delivery of shares of restricted stock.

        Stock Appreciation Rights.    Stock appreciation rights are rights to receive payment in cash, common stock, restricted stock or deferred stock or any combination of these equal to the increase in the fair market value of a specified number of shares of common stock from the date of grant of the rights to the date of exercise. Stock appreciation rights may be granted in tandem with all or a portion of a related option under the plan, or may be granted separately as a freestanding stock appreciation right. A tandem stock appreciation right may be granted either at the time of the grant of the option or at any time thereafter during the term of the option and may be exercisable only to the extent that the related option is exercisable. No stock appreciation right may be exercisable within the first six months of its grant. The base price of a tandem stock appreciation right may only be the option price under the related option. The base price of a freestanding stock appreciation right may not be less than 100% of the fair market value of the common stock, as determined by the stock option committee, on the date of grant.

        Options.    Options give a recipient the right to purchase a specified number of shares of common stock from us for a specified time period at a fixed price. The price per share at which common stock may be purchased upon exercise of an option is determined by the stock option committee; however, in the case of grants of incentive stock options, the price per share may not be less than the fair market value of a share of common stock on the date of grant. In case of any incentive stock option granted to a person who owns stock possessing more than 10% of the total combined voting power of all classes of our capital stock, the option price per share will not be less than 110% of the fair market value of a share of common stock on the date of grant. The option price per share for non-qualified options may be less than the fair market value of a share of common stock on the date of grant.

        Option terms may not be greater than 10 years, or five years in the case of an incentive stock option granted to a holder of 10% or more of the voting power of our capital stock. Except as provided in an option agreement, the price upon exercise of an option will be paid in full at the time of the exercise in cash, or in the sole determination of the committee in shares of common stock at the fair market value on the date of exercise or a combination of cash and shares. The committee or our board of directors may in their discretion extend the period during which an option held by an employee of, or consultant to, our company or any affiliate may be exercised to a period not to exceed three years following the termination of an employee's employment or service, as the committee or our board of directors may determine to be appropriate in any particular instance.

        Adjustments Upon a Change in Control.    Except as otherwise provided by applicable agreement, upon the occurrence of a change in control, excluding a hostile change of control, the committee may elect to provide that all outstanding options and stock appreciation rights will immediately vest and become exercisable, each deferral period and restriction period will immediately lapse, or all shares of deferred stock subject to outstanding awards will be issued and delivered to the recipient. In the event of a hostile change in control, each of the foregoing actions will occur automatically upon the occurrence of the hostile change in control. At any time before a change in control, the committee may, without the consent of any recipient:

  •
  require the entity effecting the change in control or a parent or subsidiary of the entity to assume each outstanding stock incentive award or substitute an equivalent stock incentive award, or
  •
  terminate and cancel all outstanding stock incentive awards upon the change in control and pay the recipient cash equal to the product of (x) the difference between the fair market value of common stock on the date of the change in control and the exercise price of the stock incentive award and (y) the number of shares of common stock subject to the stock incentive award.

        Effective Date, Termination and Amendment.    The plan will remain effective until March 10, 2012, or the date it is terminated by our board of directors. Under the provisions of Section 16 of the plan, our board of directors has the power to amend, suspend or terminate the plan at any time; however, the board may not effect any of the following amendments without stockholder approval:

  •
  increasing the total number of shares available for issuance under the plan;
  •
  changing the class of individuals eligible to participate under the plan;
  •
  change the manner of determining the option prices which would result in a decrease in the option or stock incentive award price; or
  •
  extend the period during which an stock incentive award may be granted or exercised.

2002 Employee Stock Purchase Plan

        We have adopted an employee stock purchase plan effective upon the completion of this offering. The purpose of this plan is to provide a method whereby our employees and those of our eligible subsidiaries, if any, will have an opportunity to acquire a proprietary interest in our company through the purchase of shares of our common stock.

        General.    The plan is intended to comply with the provisions of Section 423 of the U.S. Internal Revenue Code of 1986, as amended, generally referred to as the Code. The plan will allow eligible employees who elect to participate in the plan to make purchases of our common stock through payroll deductions at a price of 85% of the fair market value of our common stock on the first day or last day of each offering period, whichever is lower. Participants will be limited by the Code to a maximum of $25,000 deducted from their compensation under the plan during any calendar year.

        Administration.    The plan will be administered by our compensation committee, which will be authorized to decide questions of eligibility and to make rules and regulations for the administration and interpretation of the plan, subject to final authority of our board of directors. All determinations of the compensation committee with respect to the plan will be binding. The expenses of administering the plan will be borne by us.

        Shares Available Under the Plan.    Under the plan, we will issue an aggregate of not more than 1,000,000 shares of our company's common stock. The maximum number of shares issuable under the plan will be subject to adjustment for any dividend, stock split or other relevant change in our capitalization.

        Eligibility.    With certain exceptions, all employees who have been employed by us or an eligible subsidiary, if any, for at least three months, are eligible to participate in the plan. The purchase of shares under the plan will be voluntary, and we cannot determine the number of shares to be purchased under the plan.

        Operation of the Stock Purchase Plan.    Our common stock will be purchased under the plan through semi-annual offering periods. The first offering is expected to begin on September 1, 2002. Offering periods will begin on March 1 and September 1 of each year.

        A participant may elect to have up to 10% of his or her base pay withheld from his or her pay for this purpose. The price at which the participant may purchase shares will be the lower of (i) 85% of the last sale price of our common stock on the Nasdaq National Market on the first day of the offering period or (ii) 85% of such price on the last day of the offering period.

        Amendment.    Our board of directors may at any time, and from time to time, modify, terminate or amend the plan in any respect without obtaining stockholder approval, except where the approval of our stockholders is required under (i) Section 423 of the Code, (ii) Rule 16b-3 of the Exchange Act or any successor provisions or (iii) under any applicable listing requirement of Nasdaq.

        The termination, modification or amendment of this plan shall not, without the consent of a participant, affect his or her rights under a purchase option previously granted to the participant. With the consent of the participant affected, our board of directors may amend outstanding purchase options in a manner not inconsistent with the terms of the plan. Our board of directors shall also have the right to amend or modify the terms and provisions of the plan and of any purchase options previously granted under the plan to the extent necessary to ensure the continued qualification of the plan under Section 423 of the Code and Rule 16b-3. The plan also contains provisions relating to the disposition of purchase options in the event of certain mergers or other significant transactions in which we may be involved.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with Comverse Technology and its Subsidiaries

        We are a subsidiary of Comverse Technology. Set forth below is a brief description of the existing relationships and agreements between us and Comverse Technology.

        We believe that the terms of the corporate services agreement, the enterprise resource planning, or ERP, software sharing agreement and the satellite services agreement described below are fair to us and are no less favorable to us from those we could have obtained from an unaffiliated third party. We reached this conclusion based on, in the case of the corporate services agreement, discussions with unaffiliated third party providers of comparable services, and in the case of the ERP software sharing agreement and the satellite services agreement, our affiliates' estimated costs in providing such services.

Corporate Services Agreement

        We have a corporate services agreement with Comverse Technology. Under this agreement, Comverse Technology provides us with the following services:

  •
  routine legal services;
  •
  administration of employee benefit plans;
  •
  maintaining in effect a policy of directors' and officers' insurance covering our directors and officers;
  •
  maintaining in effect general liability and other insurance policies providing coverage for us; and
  •
  consulting services with respect to our public relations.

        As of February 1, 2002, we are required to pay Comverse Technology a quarterly fee of $131,250, subject to adjustment and annual increases, for the services provided by Comverse Technology during each fiscal quarter. In addition, we agree to reimburse Comverse Technology for any out-of-pocket expenses incurred by Comverse Technology in providing the services. During fiscal 1999, fiscal 2000 and fiscal 2001 no amounts were paid to Comverse Technology for reimbursement of out-of-pocket expenses. The term of this agreement extends to January 31, 2005 and is automatically extended for additional twelve-month periods unless terminated by either Comverse Technology or us. Since February 1, 1999, Comverse Technology has been providing these services to us for a quarterly fee that has ranged from $118,750 to $131,250.

Enterprise Resource Planning Software Sharing Agreement

        In January 2002, we entered into an enterprise resource planning, or ERP, software sharing agreement with Comverse. Under this agreement, Comverse agreed to continue to share the use of specific ERP software with us and undertook to exert its reasonable commercial efforts to arrange for the ongoing operation, maintenance and support of the software for an annual fee of $100,000. We have been sharing the ERP software with Comverse since February 1999. During fiscal 1999, fiscal 2000 and fiscal 2001, we recorded expenses of $1,500,000, $200,000 and $100,000 respectively, for services relating to our use of the ERP Software.

Satellite Services Agreement

        In January 2002, we entered into a services agreement with Comverse pursuant to which Comverse provides us with the exclusive use of the services of specified employees of Comverse and its facilities where such employees are located. Under this agreement, we pay Comverse a quarterly fee, which is equal to the expenses Comverse incurs in providing these services plus ten percent. For services rendered by Comverse during fiscal 1999, fiscal 2000 and fiscal 2001, we recorded expenses of $459,000, $1,193,000 and $1,817,000 respectively.

Federal Income Tax Sharing Agreement

        We have a tax sharing agreement with Comverse Technology. Comverse Technology is the parent company of a group of companies which includes us and for which Comverse Technology files a consolidated federal income tax return. We are currently included in the Comverse Technology consolidated group for federal income tax purposes and do not file our own federal income tax return. After this offering is completed we will cease to be included in the Comverse Technology consolidated group for federal income tax purposes. Under the terms of the tax sharing agreement, during years in which Comverse Technology files a consolidated federal income tax return which includes us, we pay Comverse Technology an amount equal to our separate tax liability computed by Comverse Technology in its reasonable discretion. Our separate tax liability generally is the amount of federal income tax that we would owe if we had filed a tax return independent of the Comverse Technology group. If the calculation of our tax liability for any year results in a net operating loss or capital loss, we are not entitled to receive any payments from Comverse Technology with respect to such loss in such year or as a result of carrying such loss back to any prior year or forward to any future year, or otherwise to take such loss into account in determining our liability to Comverse Technology, including in the event that Comverse Technology utilizes such loss to reduce its own tax liability so that such loss is not available to us in the event of deconsolidation. The tax sharing agreement also provides for certain payments in the event of adjustments to the tax liability. The tax sharing agreement continues in effect until 60 days after the expiration of the applicable statute of limitations with respect to the final year of the Comverse Technology consolidated group which includes us.

Patent License Agreement

        Our affiliate, Comverse Patent Holding, granted Lucent GRL a non-exclusive license to those patents now owned by Comverse Patent Holding or for which Comverse Patent Holding has a right to license and to those patents granted to Comverse Patent Holding or for which Comverse Patent Holding obtains the right to license during the terms of that arrangement. In return, Comverse Patent Holding was granted a non-exclusive license to certain patents now owned by Lucent GRL or for which Lucent GRL has the right to license and to those patents granted to Lucent GRL or for which Lucent GRL obtains the right to license during the term of that arrangement. Under that arrangement, Comverse Patent Holding has the right to grant a sublicense to us. In connection with that arrangement, effective December 30, 1999, we entered into a patent license agreement with Comverse Patent Holding under which we have granted a non-exclusive royalty-free license to Comverse Patent Holding with the right to sublicense to Lucent GRL our patents and those patents granted to us or for which we obtain the right to license during the term of the agreement. In return, Comverse Patent Holding granted to us a non-exclusive royalty-free sublicense to all patents that are licensed by Lucent GRL to Comverse Patent Holding. We believe that the value of our sublicense from Comverse Patent Holding is greater than the value of our license to Comverse Patent Holding.

Registration Rights Agreement

        We have entered into a registration rights agreement with Comverse Technology. Under this Agreement, Comverse Technology may require us on one occasion to register our common stock for sale on Form S-1 under the Securities Act if we are not eligible to use Form S-3 under that Act. After we become eligible to use Form S-3, Comverse Technology may require us on unlimited occasions to register our common stock for sale on this form. Comverse Technology will also have an unlimited number of piggyback registration rights. This means that any time we register our common stock for sale, Comverse Technology may require us to include shares of our common stock held by it in that offering and sale. Comverse Technology will not be allowed to exercise any registration rights during the 180-day lock-up period.

        We have agreed to pay all expenses that result from registration of our common stock under the registration rights agreement, other than underwriting commissions for such shares and taxes. We have also agreed to indemnify Comverse Technology, its directors, officers and employees against liabilities that may result from its sale of our common stock, including Securities Act liabilities.

Business Opportunities Agreement

        We have a business opportunities agreement with Comverse Technology which addresses potential conflicts of interest between Comverse Technology and us. This agreement allocates between Comverse Technology and us opportunities to pursue transactions or matters that, absent such allocation, could constitute corporate opportunities of both companies. We are precluded from pursuing an opportunity offered to any person who is a director of our company but not an officer or employee of our company and who is also an officer or employee of Comverse Technology, unless Comverse Technology fails to pursue such opportunity diligently. Comverse Technology is precluded from pursuing an opportunity offered to any person who is a director of Comverse Technology but not an officer or employee of Comverse Technology and who is also an officer or employee of our company, unless we fail to pursue such opportunity diligently. We are also precluded from pursuing an opportunity offered to any person who is an employee or officer of both companies or a director of both companies, unless Comverse Technology fails to pursue such opportunity diligently. Accordingly, we may be precluded from pursuing transactions or opportunities that we would otherwise be able to pursue if we were not affiliated with Comverse Technology. We have agreed to indemnify Comverse Technology and its directors, officers, employees and agents against any liabilities arising out of any claim that any provision of the agreement or the failure to offer any business opportunity to us violates or breaches any duty that may be owed to us by Comverse Technology or any such person.

Proxy Agreement with the Department of Defense

        We and Comverse Technology are parties to a proxy agreement with the Department of Defense concerning the ownership and operations of our subsidiary Verint Technology Inc. See "Business—Proxy Agreements with the Department of Defense."

Contribution Agreement

        In July 2000, Comverse Technology acquired all of the outstanding shares of common stock of Loronix in exchange for the issuance of 1,994,806 shares of Comverse Technology common stock and assumption of options to purchase the equivalent of 370,101 shares of common stock of Comverse Technology. In addition, in July 2000, Comverse Technology acquired all of the outstanding equity interests in Syborg in exchange for the issuance of 201,251 shares of Comverse Technology common stock.

        We and Comverse Technology entered into a contribution agreement, dated as of February 1, 2001, pursuant to which we acquired from Comverse Technology all of the outstanding shares of Loronix and all of the outstanding shares of Comverse GmbH, which directly and through a wholly-owned subsidiary holds all of the partnership interests in Syborg, in exchange for 6,759,277 shares of our common stock. Under this agreement, we received all of the burdens, benefit and incidents of ownership in each of the companies as of February 1, 2001. This transaction was designed to qualify as a tax-free exchange pursuant to section 351(a) of the Code.

        This transaction was accounted for as a pooling of interests. Our consolidated financial statements for the year ended January 31, 2000, include the operations of Loronix and Syborg for the year ended December 31, 1999.

Sale of Comverse Media Holding Inc.

        On February 1, 2001, we sold 100% of the capital stock of Comverse Media Holding Inc., or Media, to Comverse. The purchase price for the shares of Media was $100,000, which was paid by a reduction in intercompany debt that we owed to Comverse.

Indemnification Agreement with Comverse Technology

        On January 31, 2002, we entered into an indemnification agreement with Comverse Technology pursuant to which Comverse Technology agreed to indemnify us for any damages that may arise from two specified disputes which are not material to us. In return, we granted to Comverse Technology the exclusive control of the settlement and defense of these disputes, and we agreed to fully cooperate with Comverse Technology in any such settlement or defense.

Transactions with an Affiliate

        We sell products and services to Comverse Infosys (Singapore) PTE LTD., or Infosys Singapore, an affiliated systems integrator in which we hold a 50% equity interest. Sales to Infosys Singapore were approximately $961,000, $4,271,000 and $4,024,000 for the fiscal years ended January 31, 2000, 2001 and 2002, respectively. We sell our products and services to Infosys Singapore on the same terms that we sell similar products and services to our non-affiliated customers. In addition, Infosys Singapore charged us for marketing and office service fees of approximately $56,000, $270,000 and $490,000 for fiscal 1999, fiscal 2000 and fiscal 2001, respectively. Infosys Singapore has determined these charges on the basis of its estimated costs in providing such services.

Transactions with Other Subsidiaries of Comverse Technology

        We charge subsidiaries of Comverse Technology for services relating to the use of our facilities and employees. Charges to these subsidiaries were approximately $365,000, $1,006,000 and $1,030,000 for fiscal 1999, fiscal 2000 and fiscal 2001, respectively.

        We also purchased products and services from other subsidiaries of Comverse Technology in the ordinary course of our business. Purchases from these subsidiaries were approximately $268,000, $0 and $2,000 for fiscal 1999, fiscal 2000 and fiscal 2001, respectively.

Guarantees of Our Obligations to Third Parties

        As of February 1, 1999, we had $25.2 million of outstanding indebtedness owed to Comverse Technology resulting from loans made by Comverse Technology to fund our working capital requirements. During fiscal 1999, fiscal 2000 and fiscal 2001, we borrowed an additional $5.7 million, $9.9 million, and $1.2 million, respectively, which was inclusive of accrued and unpaid interest, additional loans, and fees charged by Comverse Technology for corporate services. We had no repayments to Comverse Technology during these periods. On January 31, 2002, we borrowed $42 million under a term loan from a bank. We used the proceeds of this loan to repay our outstanding indebtedness owed to Comverse Technology. At January 31, 2002, we had outstanding indebtedness to Comverse Technology of $0.7 million which we intend to repay in the fiscal quarter ended April 30, 2002. The bank loan is guaranteed by Comverse Technology. During fiscal 1999, fiscal 2000 and fiscal 2001, we were charged with interest on our indebtedness to Comverse Technology in an amount equal to approximately $1,357,000, $2,142,000 and $1,458,000, respectively. The interest rate on our indebtedness to Comverse Technology was the three-month LIBOR rate during fiscal 1999, fiscal 2000 and fiscal 2001. We do not expect to be dependent on Comverse Technology for our financing needs for the foreseeable future.

        Comverse Technology has guaranteed the payment of rent and the performance of all other obligations under the leases for our facilities in Woodbury, New York and the lease for our facility in the United Kingdom. In addition, Comverse Technology has guaranteed the payment of the convertible note issued by us to Lanex, LLC.

Employment Agreement

        Loronix has entered into an employment agreement with David Ledwell, one of our nominee directors, pursuant to which Mr. Ledwell serves as Loronix's President and Chief Executive Officer. The term of Mr. Ledwell's employment agreement is for two years from July 14, 2000. Pursuant to the employment agreement, Mr. Ledwell receives an annual base salary of $200,000 since July 14, 2000. In addition, Mr. Ledwell received a bonus of approximately $51,000 for fiscal 2000, $40,000 for fiscal 2001 and may receive a bonus to be determined at the discretion of Loronix's board of directors for the fiscal year ending January 31, 2003. In August 2000, Mr. Ledwell also received options to purchase 24,000 shares of Comverse Technology common stock.

PRINCIPAL STOCKHOLDERS

        The following table contains information with respect to the beneficial ownership of our common stock as of March 31, 2002, and as adjusted to reflect the sale of common stock in this offering by:

  •
  each person who we know beneficially owns more than 5% of our common stock;
  •
  each of our directors and named executive officers individually; and
  •
  all of our directors and executive officers as a group.

        Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock. Share ownership in each case includes shares issuable upon exercise of outstanding options that are exercisable within 60 days after March 31, 2002. Each of our directors and executive officers who is also a director or officer of Comverse Technology disclaims ownership of the shares of our common stock owned by Comverse Technology. Unless otherwise indicated, the address of the beneficial owners is c/o Verint Systems Inc., 234 Crossways Park Drive, Woodbury, New York, 11797.

	Shares of Common Stock Beneficially Owned Before the Offering(1)			Shares of Common Stock Beneficially Owned After the Offering
					Number of Options Not Exercisable Within 60 Days After March 31, 2002
	Number		Percentage(2)	Percentage(3)
Principal Stockholders:
Comverse Technology, Inc.	18,589,023		98.4%	79.5%	—
Directors and Executive Officers:
Kobi Alexander(4)	416,438	(5)	2.2%	1.8%	59,491
Dan Bodner(6)	114,973	(7)	*	*	147,260	(8)
Igal Nissim(9)	58,464	(7)	*	*	50,146	(10)
David Kreinberg(11)	4,893	(7)	*	*	11,741	(12)
William F. Sorin(13)	2,202	(7)	*	*	3,669	(14)
David T. Ledwell(15)	7,339	(7)	*	*	22,015
Paul D. Baker(16)	2,936	(7)	*	*	6,849	(12)
Paul Robinson(17)	2,692	(7)	*	*	7,093	(12)
Harris T. Oliner(18)	734	(7)	*	*	5,137	(14)
Victor De Marines	—		*	*	5,000	(19)
Kenneth A. Minihan	—		*	*	5,000	(19)
Howard Safir	—		*	*	5,000	(19)
All executive officers and directors as a group (twelve persons)	610,671	(20)	3.2%	2.6%	328,401

*
Less than 1%
(1)
Unless otherwise indicated and except pursuant to applicable community property laws, to our knowledge, each person or entity listed in the table above has sole voting and investment power with respect to all ordinary shares listed as owned by such person or entity.
(2)
Based on 18,890,630 shares of common stock outstanding at January 31, 2002.
(3)
Based on 23,390,630 shares of common stock outstanding immediately following this offering.
(4)
Mr. Alexander beneficially owns 25,260 shares of Comverse Technology common stock and options to purchase 3,839,736 shares of Comverse Technology common stock exercisable within 60 days after March 31, 2002.
(5)
Mr. Alexander beneficially owns 116,356 shares of our common stock and options to purchase 300,082 shares of our common stock exercisable within 60 days after March 31, 2002.

(6)
Mr. Bodner beneficially owns 35,774 shares of Comverse Technology common stock and options to purchase 12,500 shares of Comverse Technology common stock exercisable within 60 days after March 31, 2002.
(7)
Consists of shares of our common stock issuable upon the exercise of options exercisable within 60 days after March 31, 2002.
(8)
Includes 66,537 options to purchase shares of our common stock to be granted under our stock incentive compensation plan, effective upon completion of this offering at an exercise price equal to the initial offering price.
(9)
Mr. Nissim beneficially owns 956 shares of Comverse Technology common stock and options to purchase 22,500 shares of Comverse Technology common stock exercisable within 60 days after March 31, 2002.
(10)
Includes 9,785 options to purchase shares of our common stock to be granted under our stock incentive compensation plan, effective upon completion of this offering at an exercise price equal to the initial offering price.
(11)
Mr. Kreinberg beneficially owns 17,728 shares of Comverse Technology common stock and options to purchase 107,810 shares of Comverse Technology common stock exercisable within 60 days after March 31, 2002.
(12)
Includes 4,893 options to purchase shares of our common stock to be granted under our stock incentive compensation plan, effective upon completion of this offering at an exercise price equal to the initial offering price.
(13)
Mr. Sorin beneficially owns options to purchase 85,627 shares of Comverse Technology common stock exercisable within 60 days after March 31, 2002.
(14)
Includes 2,936 options to purchase shares of our common stock to be granted under our stock incentive compensation plan, effective upon completion of this offering at an exercise price equal to the initial offering price.
(15)
Mr. Ledwell beneficially owns 1,355 shares of Comverse Technology common stock and options to purchase 11,775 shares of Comverse Technology common stock exercisable within 60 days after March 31, 2002.
(16)
Mr. Baker beneficially owns 14 shares of Comverse Technology common stock and options to purchase 24,000 shares of Comverse Technology common stock exercisable within 60 days after March 31, 2002.
(17)
Mr. Robinson beneficially owns options to purchase 15,371 shares of Comverse Technology common stock exercisable within 60 days after March 31, 2002.
(18)
Mr. Oliner beneficially owns options to purchase 3,750 shares of Comverse Technology common stock exercisable within 60 days after March 31, 2002.
(19)
Represents 5,000 options to purchase shares of our common stock to be granted under our stock incentive compensation plan, effective upon completion of this offering, at an exercise price equal to the initial offering price, of which 2,000 options will be exercisable immediately upon completion of this offering.
(20)
Consists of 116,356 shares of our common stock and 494,315 shares of our common stock issuable upon the exercise of options exercisable within 60 days after March 31, 2002.

DESCRIPTION OF CAPITAL STOCK

        Upon completion of this offering, our authorized capital stock will consist of 120,000,000 shares of common stock, par value $0.001 per share and 2,500,000 shares of preferred stock, par value $0.001 per share. We refer you to our certificate of incorporation and bylaws, both of which have been filed as exhibits to the registration statement of which this prospectus forms a part, and the applicable provisions of the Delaware General Corporation Law.

Common Stock

        Voting Rights.    Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, Comverse Technology, our controlling stockholder, may elect all of the directors standing for election.

        Dividends.    Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as the board of directors may declare on the common stock out of funds legally available for that purpose.

        Liquidation.    Upon the liquidation, dissolution or winding up of Verint, holders of common stock are entitled to share ratably in all assets remaining after the payment of all debts and other liabilities and the liquidation preferences of any outstanding shares of preferred stock.

Preferred Stock

        There are no shares of preferred stock outstanding. The board of directors has the authority, without further action by the stockholders, to issue up to 2,500,000 shares of preferred stock, par value $0.001 per share, in one or more series and to fix the powers, preferences, privileges and rights thereof, and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. We believe that the board of directors' authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control in us. We have no present plans to issue any shares of preferred stock.

Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws and State Law Provisions With Potential Antitakeover Effect

Certificate of Incorporation; By-laws

        Our certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of the company by means of a tender offer, a proxy contest or otherwise.

        Advance Notice Procedures.    Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of our stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of our board of directors or by a stockholder who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected will be eligible for election as directors. The procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our board of directors or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company of his intention to raise those matters at the annual meeting. If our chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

        Authorized but Unissued Shares.    The authorized but unissued shares of common stock are available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

The Delaware General Corporation Law

        We are subject to Section 203 of the Delaware General Corporation Law, or DGCL, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with any person who, after this offering, becomes an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

  •
  the board of directors approved the transaction in which such stockholders became an interested stockholder prior to the date the interested stockholder attained such status;

  •
  upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

  •
  the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Limitation of Liability of Directors and Officers

        Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for damages for breach of any duty owed to us or our stockholders except for liability for: (i) any breach of the director's duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or, in failing to act, not having acted in good faith, or which involve intentional misconduct or a knowing violation of law, (iii) any matter for which a director shall be liable for willfully or negligently approving an unlawful payment of dividends or an unlawful purchase or redemption of stock under the DGCL, or (iv) having derived an improper personal benefit.

Indemnification of Directors and Officers

        Our certificate of incorporation provides that every person who is or was our director, officer, employee or agent or is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at our request, shall be indemnified to the fullest extent permitted by law for all expenses and liabilities in connection with any proceeding involving such person in this capacity. We entered into an indemnification agreement with each of our directors and officers under which we agreed to provide indemnification and expense reimbursement as outlined above.

        We have agreed to indemnify Comverse Technology and its directors, officers, employees and agents against any liabilities arising out of any claim that any provision of the business opportunities agreement entered into by us and Comverse Technology breaches any duty that may be owed to us by Comverse Technology or any such person.

        Under the corporate services agreement described above, Comverse Technology has directors' and officers' liability insurance which also provides coverage for our officers and directors.

        Each of our directors who is also a director and/or officer of Comverse Technology has an indemnification agreement with Comverse Technology. Under this agreement, Comverse Technology has agreed to indemnify such person against losses and expenses, to the extent permitted by law, incurred by such person in connection with his service as director and/or officer of Comverse Technology or any of its subsidiaries.

Listing

        Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "VRNT".

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (212) 936-5100.

SHARES ELIGIBLE FOR FUTURE SALE

        Sales of substantial amounts of our common stock in the public market after the offering could cause the market price of our common stock to fall and could affect our ability to raise equity capital in the future on terms favorable to us.

        Upon completion of this offering, we will have issued and outstanding an aggregate of 23,390,630 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options to purchase common stock. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

        The remaining 18,890,630 shares were issued and sold by us in private transactions, are restricted securities and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 under the Securities Act, which rules are summarized below. Subject to the provisions of Rule 144, these shares will be available for sale in the public market as follows:

  •
  90,662 shares will be available for immediate sale in the public market after the date of this prospectus; and
  •
  18,799,968 shares will be available for sale upon the expiration of lock-up agreements 180 days after the date of this prospectus.

Lock-up Agreements

        We, all of our officers and directors, Comverse Technology and some of our other stockholders have agreed under lock-up agreements not to transfer, dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus. Transfer or dispositions can be made sooner with the prior written consent of Lehman Brothers Inc.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of common stock that are restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 233,906 shares immediately after this offering; or
  •
  the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

        Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares immediately after the date of this prospectus without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registration Rights

        We have entered into a registration rights agreement with Comverse Technology. See "Certain Relationships and Related Transactions—Relationship with Comverse Technology and its Subsidiaries." We do not have any other contractual obligations to register our common stock.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
NON-UNITED STATES HOLDERS

        The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders. A "Non-U.S. Holder" is a beneficial owner of our common stock that holds our common stock as a capital asset and who is generally an individual, corporation, estate or trust other than:

  •
  an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

  •
  a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any subdivision thereof;

  •
  an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of source; and

  •
  a trust subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons.

        The following discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position and does not consider U.S. state and local or non-U.S. tax consequences. Further, it does not consider Non-U.S. Holders subject to special tax treatment under the federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of securities held as part of a "straddle," "hedge," "conversion transaction" or other risk-reduction transaction and persons who hold or receive common stock as compensation). The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

        The following summary is included herein for general information. Accordingly, each prospective Non-U.S. Holder is urged to consult a tax advisor with respect to the federal, state, local or non-U.S. tax consequences of holding and disposing of common stock.

U.S. Trade or Business Income

        For purposes of the following discussion, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the U.S. Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate that an applicable income tax treaty may specify.

Dividends

        Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate unless the dividends are U.S. trade or business income and the Non-U.S. Holder files a properly executed IRS Form W-8ECI with the withholding agent.

        The 30% withholding rate may be reduced if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate. Generally, to claim the benefits of an income tax treaty, a Non-U.S. Holder of common stock will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its tax advisor on its entitlement to benefits under a relevant income tax treaty.

Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

  •
  the gain is U.S. trade or business income;

  •
  the Non-U.S. Holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the disposition and meets other requirements;

  •
  the Non-U.S. Holder is subject to U.S. tax under provisions applicable to certain U.S. expatriates (including certain former citizens or residents of the U.S.); or

  •
  we are or have been a "U.S. real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock.

        The tax relating to stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC when a Non-U.S. Holder sells its shares of common stock.

Federal Estate Taxes

        Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding Tax

  Dividends

        We must report annually to the IRS and to each Non-U.S. Holder any dividend income that is subject to withholding or that is exempt from U.S. withholding tax pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Dividends paid to Non-U.S. Holders of common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

  Disposition of Common Stock

        The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. (a "U.S. related person"). In the case of the payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of common stock).

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, if the holder provides the required information to the IRS.

UNDERWRITING

        Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below for whom Lehman Brothers Inc., Salomon Smith Barney Inc., Robertson Stephens, Inc., UBS Warburg LLC and U.S. Bancorp Piper Jaffray Inc., are acting as representatives, has agreed to purchase from us, on a firm commitment basis, subject only to the conditions contained in the underwriting agreement the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.	1,629,000
Salomon Smith Barney Inc.	543,000
Robertson Stephens, Inc.	543,000
UBS Warburg LLC	543,000
U.S. Bancorp Piper Jaffray Inc.	362,000
Banc of America Securities LLC	55,000
William Blair & Company, L.L.C.	55,000
CIBC World Markets Corp.	55,000
Credit Suisse First Boston Corporation	55,000
First Analysis Securities Corporation	55,000
HSBC Securities (USA) Inc.	55,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	55,000
J.P. Morgan Securities Inc.	55,000
Morgan Stanley & Co. Incorporated	55,000
Advest, Inc.	27,500
Arnhold and S. Bleichroeder, Inc.	27,500
Gerard Klauer Mattison & Co., Inc.	27,500
Oscar Gruss & Son, Incorporated	27,500
GunnAllen Financial, Inc.	27,500
HVB Capital Markets, Inc.	27,500
W.R. Hambrecht + Co.	27,500
Ladenburg, Thalmann & Co. Inc.	27,500
Nutmeg Securities, Ltd.	27,500
Pacific Crest Securities	27,500
Punk, Ziegel & Company L.P.	27,500
Raymond James & Associates, Inc.	27,500
Stephens Inc.	27,500
Wedbush Morgan Securities	27,500

Total	4,500,000

        The underwriting agreement provides that the underwriters' obligations to purchase our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, which includes:

  •
  if any shares of common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase must be purchased;
  •
  the representations and warranties made by us to the underwriters are true;
  •
  there is no material change in the financial markets; and
  •
  we deliver customary closing documents to the underwriters.

Commission and Expenses

        The representatives had advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at the public offering price less a selling concession not in excess of $0.68 per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

        The following table summarizes the underwriting discounts and commissions to be paid to the underwriters by us. The underwriting discounts and commissions are equal to the public offering price per share, less the amount paid to us per share. The underwriting discounts and commissions equal to 7.0% of the initial public offering price.

	Without Over-Allotment	With Over-Allotment
Per Share	$1.12	$1.12
Total	$5,040,000	$5,796,000

        We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $1.5 million.

Over-Allotment Option

        We have granted to the underwriters an option to purchase up to an aggregate of 675,000 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter's initial commitment as indicated in the preceding table.

Lock-up Agreements

        We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 180 days from the date of this prospectus. In addition, all of our executive officers and directors, Comverse Technology and some of our other stockholders holding in the aggregate approximately 99% of our common stock outstanding prior to the completion of this offering, have agreed under lock-up agreements not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus.

Offering Price Determination

        Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered:

  •
  prevailing market conditions;

  •
  our historical performance and capital structure;

  •
  estimates of our business potential and earnings prospects;

  •
  an overall assessment of our management; and

  •
  the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

        We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

        Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

Offer and Sales in Canada

        This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer registered in accordance with local provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

Discretionary Sales

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of our common stock offered by them.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part and should not be relied upon by investors.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, New York, New York.

EXPERTS

        The consolidated financial statements of the Company and its subsidiaries, except Loronix Information Systems, Inc. for the years ended December 31, 1999, as of January 31, 2001 and 2002 and for each of the three years in the period ended January 31, 2002, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. The consolidated statements of operations, stockholders' equity and cash flows of Loronix Information Systems, Inc. and its subsidiaries (combined with those of the Company and not presented separately herein) for the year ended December 31, 1999 have been audited by KPMG LLP, independent accountants, as stated in their report which is included herein. Such financial statements of the Company and its consolidated subsidiaries are included herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement and exhibits and schedules thereto. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the website of the SEC referred to above. Information on our website does not constitute a part of this prospectus.

REPORTS TO STOCKHOLDERS

        We intend to furnish our stockholders annual reports containing audited consolidated financial statements and will make available copies of quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

VERINT SYSTEMS INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Verint Systems Inc.
Woodbury, New York

        We have audited the accompanying consolidated balance sheets of Verint Systems Inc. and subsidiaries (the "Company") as of January 31, 2001 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of operations, stockholders' equity and cash flows for the year ended January 31, 2000, give retroactive effect to the merger of the Company and Loronix Information Systems, Inc. ("Loronix"), which has been accounted for as a pooling of interests as described in Note 7 of the consolidated financial statements. We did not audit the consolidated financial statements of Loronix for the year ended December 31, 1999, which statements reflect total sales constituting approximately 31% of consolidated total sales for the year ended January 31, 2000. These financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Loronix is based solely on the report of such other auditors.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Jericho, New York
March 8, 2002

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Loronix Information Systems, Inc.:

        We have audited the consolidated statements of operations, stockholders' equity, and cash flows of Loronix Information Systems, Inc. and subsidiary for the year ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Loronix Information Systems, Inc. and subsidiary for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
San Diego, California
January 28, 2000
    except as to Note 12, which is as of March 5, 2000

VERINT SYSTEMS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE DATA)

	January 31, 2001	January 31, 2002
ASSETS
Current Assets:
Cash and cash equivalents	$43,330	$49,860
Accounts receivable, net	28,502	27,005
Inventories	10,961	7,488
Due from related parties	3,972	3,813
Prepaid expenses and other current assets	6,559	4,987

Total current assets	93,324	93,153
Property and equipment, net	12,977	12,486
Other assets	11,253	11,087

Total assets	$117,554	$116,726

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$34,112	$37,508
Advance payments from customers	13,666	13,518
Current maturities of long-term bank loans	293	167
Due to related parties	41,741	800

Total current liabilities	89,812	51,993
Long-term bank loans	2,513	43,456
Liability for severance pay	1,128	1,265
Other liabilities	1,576	1,277

Total liabilities	95,029	97,991

Commitments and Contingencies (Note 15)
Stockholders' Equity:
Preferred Stock, $0.001 par value — authorized 2,500,000 shares; no shares issued and outstanding	—	—

Common stock, $0.001 par value — authorized, 120,000,000 shares; issued and outstanding, 18,737,560, and 18,890,630 shares	19	19
Additional paid-in capital	62,822	63,447
Accumulated deficit	(40,353)	(45,002)
Cumulative translation adjustment	37	271

Total stockholders' equity	22,525	18,735

Total liabilities and stockholders' equity	$117,554	$116,726

See notes to consolidated financial statements.

VERINT SYSTEMS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended January 31,
	2000	2001	2002
Sales:
Product revenues	$112,101	$124,420	$109,964
Service revenues	8,511	17,257	21,271

	120,612	141,677	131,235

Cost of sales:
Product costs	52,265	64,355	49,272
Service costs	9,633	14,707	17,784

	61,898	79,062	67,056

Gross profit	58,714	62,615	64,179
Operating expenses:
Research and development, net	21,307	14,249	15,184
Selling, general and administrative	44,914	48,162	45,923
Royalties and license fees	2,041	2,731	2,851
Merger expenses	—	3,510	—
Restructuring and impairment charges	—	1,528	2,754

Loss from operations	(9,548)	(7,565)	(2,533)
Interest income	1,076	2,151	1,542
Interest expense	(1,472)	(2,409)	(1,714)
Other, net	(245)	(239)	(392)

Loss before income taxes	(10,189)	(8,062)	(3,097)
Income tax provision	355	497	1,552

Net loss	$(10,544)	$(8,559)	$(4,649)

Net loss per share:
Basic and diluted	$(0.57)	$(0.46)	$(0.25)

Weighted average shares:
Basic and diluted	18,619	18,704	18,767

See notes to consolidated financial statements.

VERINT SYSTEMS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(IN THOUSANDS, EXCEPT SHARE DATA)

	Common Stock
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Cumulative Translation Adjustment	Total Stockholders' Equity
Balance, February 1, 1999	18,618,378	$19	$60,065	$(20,033)	$24	$40,075
Comprehensive loss:
Net loss				(10,544)
Translation adjustment					(81)
Total comprehensive loss						(10,625)
Exercise of stock options of subsidiary			1,421			1,421
Exercise of stock options	1,468		25			25

Balance, January 31, 2000	18,619,846	19	61,511	(30,577)	(57)	30,896
Comprehensive loss:
Net loss				(8,559)
Translation adjustment					94
Total comprehensive loss						(8,465)
Change in year end of pooled companies				(1,217)		(1,217)
Issuance of subsidiaries' stock to third parties			704			704
Exercise of stock options of subsidiary			338			338
Exercise of stock options	117,714		269			269

Balance, January 31, 2001	18,737,560	19	62,822	(40,353)	37	22,525
Comprehensive loss:
Net loss				(4,649)
Translation adjustment					234
Total comprehensive loss						(4,415)
Exercise of stock options	153,070		327			327
Sale of subsidiary shares to affiliate			298			298

Balance, January 31, 2002	18,890,630	$19	$63,447	$(45,002)	$271	$18,735

See notes to consolidated financial statements.

VERINT SYSTEMS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Year Ended January 31,
	2000	2001	2002
Cash flows from operating activities:
Net loss	$(10,544)	$(8,559)	$(4,649)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	5,671	7,740	7,394
Provision for doubtful accounts	1,608	2,183	(468)
Asset write-downs and impairments	—	7,399	—
Changes in assets and liabilities:
Accounts receivable	(3,980)	(6,413)	1,964
Inventories	(4,959)	461	3,473
Prepaid expenses and other assets	(558)	(3,877)	2,809
Accounts payable and accrued expenses	14,351	5,551	3,600
Advance payments from customers	(643)	6,888	(148)
Liability for severance pay	465	(43)	141
Due to/from related parties	5,502	(2,868)	(3,639)
Other	(46)	(115)	(987)

Net cash provided by operating activities	6,867	8,347	9,490

Cash flows from investing activities:
Purchase of property and equipment	(4,695)	(6,332)	(4,330)
Capitalization of software development costs	(4,036)	(4,252)	(4,146)

Net cash used in investing activities	(8,731)	(10,584)	(8,476)

Cash flows from financing activities:
Proceeds from issuance of common stock in connection with exercise of stock options	1,446	607	327
Proceeds from issuance of common stock of subsidiary	—	250	—
Proceeds from long-term bank loan	—	—	42,000
Net proceeds (repayments) of other bank debt	151	1,336	(115)
Proceeds from related party loans	3,823	7,241	—
Repayments of related party loans	—	—	(37,031)

Net cash provided by (used in) financing activities	5,420	9,434	5,181

Effect of exchange rates on cash	(79)	200	335
Net increase in cash and cash equivalents	3,477	7,397	6,530
Cash and cash equivalents, beginning of year	32,456	35,933	43,330

Cash and cash equivalents, end of year	$35,933	$43,330	$49,860

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$113	$85	$5,142

Cash paid during the year for income taxes	$776	$938	$889

See notes to consolidated financial statements.

VERINT SYSTEMS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2000, 2001 AND 2002

1. Organization and Business

        Verint Systems Inc. ("Verint" and, together with its subsidiaries, the "Company") was organized as a Delaware corporation on February 23, 1994 under the name "Interactive Information Systems Corporation". The Company is engaged in providing analytic solutions for communications interception, digital video security and surveillance, and enterprise business intelligence.

        On January 30, 1996, the Company changed its name to "Comverse Information Systems Corporation." Effective January 31, 1999, Comverse Infomedia Systems Corp. merged with and into Comverse Information Systems Corporation and changed the name of the Company to Comverse Infosys, Inc. and amended its certificate of incorporation to increase its authorized common stock from 1,500 shares to 100,000,000 shares. On February 1, 2001, the Company amended its certificate of incorporation to increase its authorized stock from 100,000,000 shares to 300,000,000 shares. In February 2002, the name of the Company was changed to Verint Systems Inc.

        In February 2002, the Board of Directors of the Company approved the filing of a registration statement by the Company under the Securities Act of 1933 relating to an initial public offering of the Company's common stock.

        On April 19, 2002, the Board of Directors declared a reverse stock split of the Company's outstanding common stock at the rate of one share of common stock for each 5.11 shares of common stock outstanding. All references to per share amounts and number of shares in these financial statements have been adjusted to reflect this reverse stock split. In addition, the Company amended its certificate of incorporation to change its authorized common stock, $0.001 par value, from 300,000,000 to 120,000,000 and to authorize 2,500,000 shares of preferred stock, $0.001 par value.

2. Summary of Significant Accounting Policies

        Basis of Presentation—The Company is a majority owned subsidiary of Comverse Technology, Inc. ("Comverse Technology"). Comverse Technology has provided certain corporate and administrative services to the Company and is expected to continue to provide such services for the foreseeable future. See note 12 to the consolidated financial statements. Management believes the consolidated financial statements include all the costs of doing business on a stand-alone basis. The Company believes that the net proceeds from its initial public offering, together with its current cash balances and potential cash flow from operations, will be sufficient to meet the Company's anticipated working capital, capital expenditures and other activities for at least the next 12 months.

        Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All material intercompany balances and transactions have been eliminated. As of January 31, 2001 and 2002, minority interests were not material and were included under the caption other liabilities on the consolidated balance sheets. The Company accounts for the sale of newly-issued shares of its subsidiaries' common stock as capital transactions with no gain or loss recognition in the consolidated statements of operations. Investments in business entities in which the Company does not have control, but has the ability to exercise significant influence over the operating and financing policies, are accounted for under the equity method.

        Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

        Fair Value of Financial Instruments—The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

        Concentration of Credit Risk—Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash investments and accounts receivable. The Company places its cash investments with high-credit quality financial institutions and currently invests primarily in bank time deposits. Accounts receivable are generally diversified due to the number of commercial and government entities comprising the Company's customer base and their dispersion across many geographical regions. As of January 31, 2001 and 2002, the Company's allowance for doubtful accounts was approximately $4,985,000, and $2,909,000, respectively. The Company believes no significant concentration of credit risk exists with respect to these cash investments and accounts receivable. The carrying amount of these financial instruments are reasonable estimates of their fair value.

        Inventories—Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

        Property and Equipment—Property and equipment are carried at cost less accumulated depreciation and amortization. The Company depreciates its property and equipment, other than buildings, transportation equipment and leasehold improvements, on a straight-line basis over periods ranging from two to ten years. Buildings are depreciated over thirty years. Transportation equipment is depreciated over a period ranging from three to fifteen years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term. The cost of maintenance and repairs is charged to operations as incurred. Significant renewals and improvements are capitalized.

        Income Taxes—The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. A valuation allowance is provided against net deferred tax assets unless, in management's judgment, it is more likely than not that such deferred tax assets will be realized. For federal income tax purposes, the Company's results will be included in the Comverse Technology consolidated tax return as long as Comverse Technology retains beneficial ownership of at least 80% of the total voting power and value of the outstanding common stock of the Company. Income taxes are determined as if the Company was a separate taxpayer. Income taxes currently payable have been charged to the related parties account in the period that the liability arose, if any.

        Net Loss Per Share—Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is the same as basic net loss per share since the assumed exercise of options would have been antidilutive.

        Revenue and Expense Recognition—Revenue is generally recognized at the time of shipment for sales of systems which do not require significant customization to be performed and collection of the resulting receivable is deemed probable by the Company. The Company's systems are generally a bundled hardware and software solution that is shipped together. Amounts billed to customers pursuant to the terms specified in contracts but for which revenue has not been recognized are recorded as advance payments from customers. The Company generally has no obligations to customers after the date products are shipped, except for product warranties. The Company generally warranties its products for one year after sale. A provision for estimated warranty costs is recorded at the time of sale.

        Customers may also purchase separate maintenance contracts, which generally consist of bug-fixing and telephone access to Company technical personnel, but in certain circumstances may also include the right to receive unspecified product updates, upgrades and enhancements. Revenue from these services is recognized ratably over the contract period. Amounts received from customers in excess of revenues earned under maintenance contracts are recorded as advance payments from customers.

        Revenue from certain long-term contracts is recognized under the percentage-of-completion method on the basis of physical completion to date or using actual costs incurred to total expected costs under the contract. Revisions in estimates of costs and profits are reflected in the accounting period in which the facts that require the revision become known. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued. Amounts received from customers in excess of revenues earned under the percentage-of-completion method are recorded as advance payments from customers. Related contract costs include all direct material and labor costs and those indirect costs related to contract performance, and are included in cost of sales in the consolidated statements of operations.

        Expenses incurred in connection with research and development activities, other than certain software development costs that are capitalized, and selling, general and administrative expenses are charged to operations as incurred.

        Cost of Sales—Product costs include the costs associated with manufacturing the Company's products. Service costs include the costs associated with the installation, warranty, and maintenance of the Company's products.

        Software Development Costs—Software development costs are capitalized upon the establishment of technological feasibility and are amortized on a straight-line basis over the estimated useful life of the software, which to date has been four years or less. Amortization begins in the period in which the related product is available for general release to customers. Amortization expenses amounted to $3,044,000, $2,967,000, and $2,892,000 for the years ended January 31, 2000, 2001 and 2002, respectively.

        The Company reviews software development costs for impairment at the end of each fiscal year, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss would be recognized when the estimated net realizable value of the software is less than its carrying amount. The net realizable value is the estimated future gross revenue from the software reduced by the estimated future costs of completing and supporting the software.

        Functional Currency and Foreign Currency Transaction Gains and Losses—The United States dollar (the "dollar") is the functional currency of the major portion of the Company's foreign operations. Most of the Company's sales and materials purchased for manufacturing are denominated in or linked to the dollar. Certain operating costs, principally salaries, of foreign operations are denominated in local currencies. In those instances where a foreign subsidiary has a functional currency other than the dollar, the Company records any necessary foreign currency translation adjustment, reflected in stockholders' equity, at the end of each reporting period.

        Net gains (losses) from foreign currency transactions, included in the consolidated statements of operations, approximated $(266,000), $(541,000), and $(741,000) for the years ended January 31, 2000, 2001 and 2002, respectively.

        The Company may occasionally enter into foreign exchange forward contracts and options on foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar cash flows resulting from the sale of products to international customers will be adversely affected by changes in exchange rates. Any gain or loss on a foreign exchange contract which hedges a firm commitment is deferred until the underlying transaction is realized, at which time it is included in the consolidated statement of operations. The Company may also purchase foreign exchange options that permit, but do not require, the Company to exchange foreign currencies at a future date with another party at a contracted exchange rate. To finance premiums paid on such options, from time to time, the Company may also write offsetting options at exercise prices that limit, but do not eliminate, the effect of purchased options as a hedge. As of January 31, 2000, 2001 and 2002, the Company had no outstanding foreign exchange contracts.

        Long-Lived Assets—The Company reviews property and equipment and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and proceeds from its eventual disposition are less than its carrying amount. Impairment is measured at fair value.

        Pervasiveness of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Reclassifications—Certain prior year amounts have been reclassified to conform to the manner of presentation in the current year.

        Effect of New Accounting Pronouncements—In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." SFAS No. 141 applies prospectively to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method of accounting for which the date of acquisition is July 1, 2001, or later. SFAS No. 141 requires all business combinations to be accounted for using one method, the purchase method. Under previously existing accounting rules, business combinations were accounted for using one of two methods, the pooling-of-interests method or the purchase method. The adoption of SFAS No. 141 did not have a material impact on the Company's consolidated financial statements.

        In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and some intangible assets will no longer be amortized, but rather will be reviewed for impairment on a periodic basis. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS No. 142 is required to be applied at the beginning of the Company's fiscal year and is to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and certain intangible assets that arise due to the initial application of SFAS No. 142 are to be reported as resulting from a change in accounting principle. Goodwill and intangible assets acquired after June 30, 2001 will be subject immediately to the provisions of SFAS No. 142. The adoption of SFAS No. 142 is not expected to have a material impact on the Company's consolidated financial statements.

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial statements.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes certain provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years; however, early adoption is encouraged. The Company is currently evaluating the impact that SFAS No. 144 will have on its consolidated financial statements.

3. Research and Development

        A significant portion of the Company's research and development operations are located in Israel where the Company derives substantial benefits from participation in programs sponsored by the

Government of Israel for the support of research and development activities conducted in that country. The Company's research and development activities include projects partially funded by the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel (the "OCS") under which the OCS reimburses a portion of the Company's research and development expenditures under approved project budgets. The Company is currently involved in several ongoing research and development projects supported by the OCS. The Company accrues royalties to the OCS for the sale of products incorporating technology developed in these projects up to the amount of such funding, plus interest in certain circumstances. In addition, under the terms of the applicable funding agreements, products resulting from projects funded by the OCS may not be manufactured outside of Israel without government approval. The amounts reimbursed by the OCS for the years ended January 31, 2000, 2001 and 2002 were $4,826,000, $7,499,000, and $5,802,000, respectively.

4. Inventories

        Inventories consist of:

	January 31,
	2001	2002
	(In thousands)
Raw materials	$8,143	$3,640
Work in process	945	1,249
Finished goods	1,873	2,599

	$10,961	$7,488

5. Property and Equipment

      Property and equipment consist of:

	January 31,
	2001	2002
	(In thousands)
Fixtures and equipment	$17,401	$20,352
Land	477	458
Building and building improvements	3,449	3,891
Software	1,415	1,828
Transportation vehicles	1,023	912
Leasehold improvements	460	581

	24,225	28,022
Less accumulated depreciation and amortization	11,248	15,536

	$12,977	$12,486

6. Other Assets

      Other assets consist of:

	January 31,
	2001	2002
	(In thousands)
Software development costs	$21,057	$25,203
Accumulated amortization	(12,856)	(15,748)

Software development costs, net	8,201	9,455
Other assets	3,052	1,632

	$11,253	$11,087

7. Business Combinations

        In July 2000, the Company's parent, Comverse Technology acquired all of the outstanding stock of Loronix Information Systems, Inc. ("Loronix"), a company that develops software-based digital video recording and management systems, for the issuance of 1,994,806 shares of Comverse Technology's common stock and the assumption of options to purchase the equivalent of 370,101 shares of the Comverse Technology common stock. The business combination was accounted for as a pooling of interests. For the six months ended June 30, 2000, Loronix had sales of approximately $18,104,000 and a net loss, including merger related expenses, of approximately $2,249,000.

        In July 2000, Comverse Technology acquired all of the outstanding stock of Syborg Informationsysteme GmbH, ("Syborg") a company that develops software-based digital voice and Internet recording systems, for the issuance of 201,251 shares of Comverse Technology common stock. The business combination was accounted for as a pooling of interests. For the six months ended June 30, 2000, Syborg had sales of approximately $2,561,000 and a net loss, including merger related expenses, of approximately $425,000.

        In February 2001, the Company issued 6,759,277 shares of its common stock to Comverse Technology in exchange for Comverse Technology's ownership interest in Loronix and Syborg. These shares are reflected in the consolidated financial statements as if they were outstanding as of the earliest period presented which is consistent with the pooling of interests method of accounting.

        The table below sets forth the separate and combined results of Verint, Loronix and Syborg for the fiscal year ended January 31, 2000:

January 31, 2000	Verint	Loronix	Syborg	Combined
	(In thousands, except per share data amounts)
Sales	$78,074	$37,477	$5,061	$120,612
Net income (loss)	$(13,633)	$2,885	$204	$(10,544)
Net loss per share—diluted	$(1.15)			$(0.57)

        The consolidated statement of operations data combines Verint's historical statement of operations data for the fiscal year ended January 31, 2000 with the historical statements of income data of Loronix and Syborg for their fiscal year ended December 31, 1999. Loronix's net loss for the period from July 1, 2000 through July 31, 2000 of approximately $715,000 has been excluded from the Company's consolidated statement of operations for the year ended January 31, 2001 as a result of conforming fiscal years and has been included as an adjustment to accumulated deficit. Syborg's net loss for the period from July 1, 2000 through July 31, 2000 of approximately $502,000 has been excluded from the Company's consolidated statement of operations for the year ended January 31, 2001 as a result of conforming fiscal years and has been included as an adjustment to accumulated deficit. Loronix's and Syborg's sales for the period from July 1, 2000 through July 31, 2000 were $1,568,000 and $139,000, respectively.

        In connection with the mergers in the year ended January 31, 2001, the Company incurred merger related costs of $3,510,000 consisting of professional fees to lawyers, investment bankers and accountants, as well as other merger costs, such as printing costs and filing fees. The Company also incurred $1,528,000 of impairment charges in the year ended January 31, 2001 for the write-off of certain demonstration, laboratory and production equipment that was abandoned as a result of the mergers. In addition, the Company has charged approximately $5,871,000 to cost of sales in the year ended January 31, 2001. These charges consisted of: (i) $3,685,000 relating to the write-off and abandonment of inventories that were considered obsolete and duplicative as a result of the mergers; and (ii) $2,186,000 for the write-off of certain capitalized software which became obsolete due to the existence of duplicative technology as a result of the mergers.

8. Accounts Payable and Accrued Expenses

        Accounts payable and accrued expenses consist of:

	January 31,
	2001	2002
	(In thousands)
Accounts payable	$14,271	$14,593
Accrued salaries	4,554	6,283
Accrued royalties	2,989	3,862
Accrued vacation	2,925	3,018
Other accrued expenses	9,373	9,752

	$34,112	$37,508

        In April 2001, the Company announced a plan to reduce its workforce and recorded a charge of $1,164,000. In December 2001, the Company announced a plan to further reduce its workforce and consolidate its offices in the United Kingdom and recorded a charge of $1,590,000. These charges totaling $2,754,000 for the year ended January 31, 2002, were charged to expense and are included in the caption restructuring and impairment charges in the consolidated statement of operations. These reductions were necessary as a result of the difficult economic and capital spending environment and were designed to improve the Company's cost structure and to increase its profitability. These plans included reducing the workforce in the United States, Israel and Germany by 65, 45 and 35 employees, respectively. These workforce reductions included employees within all departments of the Company. As of January 31, 2002, substantially all of the employees identified in the plan have been terminated in accordance with the terms of the plan.

        The Company has notified the landlord of its United Kingdom office of its intention to terminate the Company's lease. The Company expects to vacate the facility in March 2002 and has recorded a charge for the remaining lease payments from the vacancy date through the expiration date of the lease.

8. Accounts Payable and Accrued Expenses (Continued)

        A summary of the restructuring and impairment accrual is as follows:

(In thousands)
Balance January 31, 2001	$—
Provision for workforce reduction	2,397
Provision for facilities consolidation	357
Payments of employee severance	(1,710)

Balance January 31, 2002	$1,044

9. Long-term bank loans

        Bank loans consist of the following:

	January 31,
	2001	2002
	(In thousands)
Long-term bank loan	$—	$42,000
Other bank debt	2,806	1,623

	2,806	43,623
Less: current maturities	293	167

Long-term bank loans	$2,513	$43,456

        In January 2002, the Company took a long-term bank loan in the amount of $42 million. This loan, which matures in February 2003, bears interest at LIBOR plus 0.55%, and may be prepaid without penalty. The proceeds of this loan were used to repay amounts owed to Comverse Technology. The loan is guaranteed by Comverse Technology.

        Other bank debt is secured by certain land and buildings and restricted cash balances are required to be maintained at these banks in the amounts of $1,130,000, and $679,000 as of January 31, 2001 and 2002, respectively, and such restricted cash is included in the caption of other assets on the consolidated balance sheets.

        Maturities of long-term bank loans are as follows:

Year Ending January 31,	Amount
(In thousands)
2003	$167
2004	42,163
2005	160
2006	161
2007	162
2008 and thereafter	810

$43,623

10. Liability for Severance Pay

        Liability for severance pay consists of the Company's unfunded liability for severance pay to employees of certain foreign subsidiaries.

        Under Israeli law, the Company is obligated to make severance payments to employees of its Israeli subsidiary on the basis of each individual's current salary and length of employment. These liabilities are currently provided primarily by premiums paid by the Company to insurance providers.

11. Stock Options

        Employee Stock Options—As of January 31, 2002, 2,788,776 shares of common stock were reserved for issuance upon the exercise of stock options then outstanding and 1,938,972 shares were available for future grant under the Company's Stock Option Plan, under which options may be granted to key employees, directors, and other persons rendering services to the Company. Options which are designated as "incentive stock options" under the option plan may be granted with an exercise price not less than the fair market value of the underlying shares at the date of grant and are subject to certain quantity and other limitations specified in Section 422 of the Internal Revenue Code. Options which are not intended to qualify as "incentive stock options" may be granted at any price, but not less than the par value of the underlying shares, and without restriction as to amount. The options and the underlying shares are subject to adjustment in accordance with the terms of the plan in the event of stock dividends, recapitalizations and similar transactions. The right to exercise options generally vests in increments over periods of up to four years from the date of grant or the date of commencement of the grantee's employment with the Company, up to a maximum term of ten years for all options granted.

        The changes in the number of options were as follows:

	Year Ended January 31,
	2000	2001	2002
Outstanding at beginning of period	858,562	1,980,586	2,322,888
Granted during the period	1,302,143	704,892	873,209
Exercised during the period	(1,468)	(117,714)	(153,070)
Canceled, terminated and expired	(178,651)	(244,876)	(254,251)

Outstanding at end of period	1,980,586	2,322,888	2,788,776

        At January 31, 2002, options to purchase an aggregate of 1,015,858 shares, were vested and currently exercisable under the option plan and options to purchase an additional 1,772,918 shares, vest at various dates extending through the year 2005.

        Weighted average option exercise price information was as follows:

	Year Ended January 31,
	2000	2001	2002
Outstanding at beginning of period	$4.75	$5.37	$6.44
Granted during the period	$5.93	$8.84	$8.69
Exercised during the period	$17.02	$2.30	$2.10
Canceled, terminated and expired	$6.49	$6.54	$8.02
Outstanding at end of period	$5.37	$6.44	$7.26
Exercisable at end of period	$2.61	$4.70	$6.08

        Significant option groups outstanding at January 31, 2002 and related weighted average exercise price and life information were as follows:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.56	104,990	4.26	$0.56	104,991	$0.56
$2.56	16,619	2.16	$2.56	16,619	$2.56
$5.88	1,181,437	6.99	$5.88	689,202	$5.88
$6.90	521,014	7.95	$6.90	144,770	$6.90
$8.69	800,920	9.20	$8.69	—	$—
$12.01	10,127	8.25	$12.01	2,532	$12.01
$15.33	127,299	8.60	$15.33	33,331	$15.33
$17.02	12,329	4.92	$17.02	12,329	$17.02
$23.00	14,041	5.83	$23.00	12,084	$23.00

	2,788,776	7.74	$7.26	1,015,858	$6.08

        The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its option plan. Accordingly, as all options have been granted at exercise prices equal to fair market value on the date of grant, no compensation expense has been recognized by the Company in connection with its stock-based compensation plan. Had compensation cost for the Company's stock option plan been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and net loss per share would have been increased by approximately $1,311,000, $1,760,000, and $2,962,000 or $0.07, $0.09, and $0.16 per diluted share for the years ended January 31, 2000, 2001 and 2002, respectively. The weighted average fair value of the options granted for the years ended January 31, 2000, 2001 and 2002, respectively, is estimated at $3.47, $5.72, and $5.77 on the date of grant (using the Black-Scholes option pricing model) with the following weighted average assumptions for the years ended January 31, 2000, 2001 and 2002, respectively: volatility of 65.0%, 73.5%, and 79.2%; risk-free interest rate of 4.72%, 6.53%, and 4.66%; expected dividend yield of 0%; and an expected life of 5 years.

12. Related Party Transactions

        Corporate Services Agreement—The Company has a corporate services agreement with Comverse Technology. Under this agreement, Comverse Technology provides the Company with the following services:

  •
  routine legal services;

  •
  administration of employee benefit plans;

  •
  maintaining in effect a policy of directors' and officers' insurance covering the Company's directors and officers;

  •
  maintaining in effect general liability and other insurance policies providing coverage for the Company; and

  •
  consulting services with respect to the Company's public relations.

        For the years ended January 31, 2000, 2001 and 2002, the Company recorded expenses of $475,000, $500,000, and $500,000, respectively, for the services provided by Comverse Technology. As of February 1, 2002, the Company will pay Comverse Technology a quarterly fee of $131,250, subject to adjustment and annual increases, for services provided by Comverse Technology during each fiscal quarter. In addition, the Company agreed to reimburse Comverse Technology for any out-of-pocket expenses incurred by Comverse Technology in providing the services. During the years ended January 31, 2000, 2001 and 2002, no amounts were paid to Comverse Technology for reimbursement of out-of-pocket expenses. The term of this agreement extends to January 31, 2005 and is automatically extended for additional twelve-month periods unless terminated by either Comverse Technology or the Company.

        Enterprise Resource Planning Software Sharing Agreement—In January 2002, the Company entered into an enterprise resource planning ("ERP") software sharing agreement with Comverse, Ltd., a subsidiary of Comverse Technology. Under this agreement, Comverse Ltd. agreed to continue to share the use of specific ERP software with the Company and undertook to exert its reasonable commercial efforts to arrange for the ongoing operation, maintenance and support of the software for an annual fee of $100,000. The Company was charged $1,500,000, $200,000, and $100,000 for the years ended January 31, 2000, 2001 and 2002, respectively, for ERP support services.

        Satellite Services Agreement—In January 2002, the Company entered into a services agreement with Comverse Inc., a subsidiary of Comverse Technology, pursuant to which Comverse Inc. provides the Company with the exclusive use of the services of specified employees of Comverse Inc. and its facilities where such employees are located. Under this agreement, the Company pays Comverse Inc. a fee, which is equal to the expenses Comverse Inc. incurs in providing these services plus ten percent. During the year ended January 31, 2000, 2001 and 2002, the Company recorded expenses of $459,000, $1,193,000, and $1,817,000, respectively, for services rendered by Comverse Inc. during these periods.

        The Company believes that the terms of the Corporate Services Agreement, the Enterprise Resource Planning Software Sharing Agreement and the Satellite Services Agreement are fair to the Company and are not materially different than those they could have obtained from an unaffiliated third party.

        Federal Income Tax Sharing Agreement—The Company has a tax sharing agreement with Comverse Technology. Comverse Technology is the parent company of a group of companies which includes the Company and for which Comverse Technology files a consolidated federal income tax return. After this offering is completed the Company expects that it will continue to be included in the Comverse Technology consolidated group for federal income tax purposes and that the Company will not file its own federal income tax return. Under the terms of the tax sharing agreement, during years in which Comverse Technology files a consolidated federal income tax return which includes the Company, the Company is required to pay Comverse Technology an amount equal to the Company's separate tax liability, if any, computed by Comverse Technology in its reasonable discretion. The Company's separate tax liability generally is the amount of federal income tax that the Company would owe if the Company had filed a tax return independent of the Comverse Technology group. If the calculation of the Company's separate tax liability for any year results in a net operating loss or capital loss, the Company is not entitled to receive any payments from Comverse Technology with respect to such loss in such year or as a result of carrying such loss back to any prior year or forward to any future year, or otherwise to take such loss into account in determining the Company's liability to Comverse Technology, including in the event that Comverse Technology utilizes such loss to reduce its own tax liability so that such loss is not available to the Company in the event of deconsolidation. The tax sharing agreement also provides for certain payments in the event of adjustments to the tax liability. The tax sharing agreement continues in effect until 60 days after the expiration of the applicable statute of limitations with respect to the final year of the Comverse Technology consolidated group which includes the Company.

        Patent License Agreement—The Company's affiliate, Comverse Patent Holding, granted Lucent GRL a non-exclusive license to those patents now owned by Comverse Patent Holding or for which Comverse Patent Holding has a right to license and to those patents granted to Comverse Patent Holding or for which Comverse Patent Holding obtains the right to license during the term of that arrangement. In return, Comverse Patent Holding was granted a non-exclusive license to certain patents now owned by Lucent GRL or for which Lucent GRL has the right to license and to those patents granted to Lucent GRL or for which Lucent GRL obtains the right to license during the term of that arrangement. Under that arrangement, Comverse Patent Holding has the right to grant a sublicense to the Company. In connection with that arrangement, effective December 30, 1999, the Company entered into a patent license agreement with Comverse Patent Holding under which the Company has granted a non-exclusive royalty-free license to Comverse Patent Holding with the right to sublicense to Lucent GRL the Company's patents and those patents granted to the Company or for which the Company obtains the right to license during the term of the agreement. In return, Comverse Patent Holding granted to the Company a non-exclusive royalty-free sublicense to all patents that are licensed by Lucent GRL to Comverse Patent Holding. The Company believes that the value of the sublicense from Comverse Patent Holding is greater than the value of the license to Comverse Patent Holding.

        Registration Rights Agreement—The Company has entered into a registration rights agreement with Comverse Technology. Under this agreement, Comverse Technology may require the Company on one occasion to register the Company's common stock for sale on Form S-1 under the Securities Act of 1933 (the "Act") if the Company is not eligible to use Form S-3 under the Act. After the Company becomes eligible to use Form S-3, Comverse Technology may require the Company on unlimited occasions to register the Company's common stock for sale on this form. Comverse Technology will also have an unlimited number of piggyback registration rights. Comverse Technology will not be allowed to exercise any registration rights during the 180-day lock-up period.

        The Company has agreed to pay all expenses that result from registration of its common stock under the registration rights agreement, other than underwriting commissions for such shares and taxes. The Company has also agreed to indemnify Comverse Technology, its directors, officers and employees against liabilities that may result from its sale of the Company's common stock, including Securities Act liabilities.

        Business Opportunities Agreement—The Company has a business opportunities agreement with Comverse Technology which addresses potential conflicts of interest between Comverse Technology and the Company. This agreement allocates between Comverse Technology and the Company opportunities to pursue transactions or matters that, absent such allocation, could constitute corporate opportunities of both companies. The Company is precluded from pursuing an opportunity offered to any person who is a director of the Company but not an officer or employee of the Company and who is also an officer or employee of Comverse Technology, unless Comverse Technology fails to pursue such opportunity diligently. Comverse Technology is precluded from pursuing an opportunity offered to any person who is a director of Comverse Technology but not an officer or employee of Comverse Technology and who is also an officer or employee of the Company, unless the Company fails to pursue such opportunity diligently. The Company is also precluded from pursuing an opportunity offered to any person who is an employee or officer of both companies or a director of both companies, unless Comverse Technology fails to pursue such opportunity diligently. Accordingly, the Company may be precluded from pursuing transactions or opportunities that the Company would otherwise be able to pursue if the Company was not affiliated with Comverse Technology. The Company has agreed to indemnify Comverse Technology and its directors, officers, employees and agents against any liabilities arising out of any claim that any provision of the agreement or the failure to offer any business opportunity to the Company violates or breaches any duty that may be owed to the Company by Comverse Technology or any such person.

        Proxy Agreement with the Department of Defense—One of the Company's subsidiaries, Verint Technology Inc. ("Verint Technology"), is engaged in the development, marketing and the sale of the Company's communications interception solutions to various U.S. governmental agencies. In order to conduct its business, Verint Technology is required to maintain facility security clearances under the National Industrial Security Program ("NISP"). The NISP requires companies maintaining facility security clearances to be insulated from foreign ownership, control or influence. The Company, Comverse Technology and the Department of Defense have entered into a proxy agreement with respect to the ownership and operations of Verint Technology. The proxy agreement has been approved by the Defense Security Service, which has oversight responsibilities on behalf of the Department of Defense.

        Under the proxy agreement, the Company appointed three U.S. citizens that have the requisite personal security clearance as directors of Verint Technology and as holders of proxies to vote the stock of Verint Technology. These individuals are responsible for the oversight of Verint Technology's security arrangements, including the separation of Verint Technology from the Company and the Company's affiliates. As proxy holders, these individuals have the power to exercise all prerogatives of ownership of Verint Technology, except that without obtaining the Company's express written approval they may not authorize any individual sale or disposal of capital assets constituting a material amount of Verint Technology's assets, the mortgaging of assets other than for working capital or capital improvement purposes, any merger, consolidation, reorganization or dissolution of Verint Technology and the filing of a petition under the federal bankruptcy laws.

        Under the proxy agreement, the Company has also established a government security committee, which consists of the three proxy holders. The government security committee is in charge of the development and implementation of a technology control plan, which prescribes measures and establishes procedures to prevent unauthorized disclosure or export of controlled information to the Company, any of the Company's affiliates or others. In addition, the proxy agreement establishes procedures regarding meetings, visits and communications between Verint Technology, the Company and the Company's other affiliates. The Department of Defense continually reviews the technology control plan and receives an annual report from the proxy holders.

        Sale of Comverse Media Holding Inc.—In February 2001, the Company sold 100% of the capital stock of Comverse Media Holding Inc. to Comverse, Inc. for $100,000. The Company increased stockholders' equity for the year ended January 31, 2002 by $298,000 which represents the excess of the consideration given and the carrying amount of the net liabilities of Comverse Media Holding Inc.

        Indemnification Agreement with Comverse Technology—On January 31, 2002, the Company entered into an indemnification agreement with Comverse Technology pursuant to which Comverse Technology agreed to indemnify the Company for any damages that may arise from two specified disputes which are not material to the Company. In return, the Company granted to Comverse Technology the exclusive control of the settlement and defense of these disputes, and the Company agreed to fully cooperate with Comverse Technology in any such settlement or defense.

        Transactions with an Affiliate—The Company sells products and services to Comverse Infosys (Singapore) PTE LTD ("Infosys Singapore") an affiliated systems integrator in which the Company holds 50% equity interest. Sales to Infosys Singapore were approximately $961,000, $4,271,000, and $4,024,000 for the years ended January 31, 2000, 2001 and 2002, respectively. The Company sells their products and services to Infosys Singapore on the same terms the Company sells similar products and services to their non-affiliated customers. In addition, the Company was charged marketing and office service fees by that affiliate. These fees were approximately $56,000, $270,000, and $490,000 for the years ended January 31, 2000, 2001 and 2002, respectively. Infosys Singapore has determined these charges on the basis of its estimated costs in providing such services.

        Transactions with Other Subsidiaries of Comverse Technology—The Company charges subsidiaries of Comverse Technology for services relating to the use of the Company's facilities and employees. Charges to these subsidiaries were approximately $365,000, $1,006,000, and $1,030,000 for fiscal 1999, fiscal 2000 and fiscal 2001, respectively.

        The Company also purchased products and services from other subsidiaries of Comverse Technology in the ordinary course of business. Purchases from these subsidiaries were approximately $268,000, $0, and $2,000 for the years ended January 31, 2000, 2001 and 2002, respectively.

        Intercompany Loan—The Company was charged interest on balances owed to Comverse Technology amounting to $1,357,000, $2,142,000, and $1,458,000 for the years ended January 31, 2000,

2001 and 2002, respectively. The interest rate on the indebtedness to Comverse Technology was the three-month LIBOR rate. The principal amount of the indebtedness to Comverse Technology and related accrued and unpaid interest was due on demand and was repaid on January 31, 2002 with the proceeds of a bank loan. The Company does not expect to be dependent on Comverse Technology for its financing needs for the foreseeable future.

        Guarantee of Leases—Comverse Technology has guaranteed the payment of rent and the performance of all other obligations under the leases for the Company's facilities in Woodbury, New York and the lease for the Company's facility in the United Kingdom.

13. Income Taxes

        The provision for income taxes consists of the following:

	Year Ended January 31,
	2000	2001	2002
	(In thousands)
Current:
Federal	$170	$2	$—
State	7	91	145
Foreign	234	624	1,393

Total current	411	717	1,538

Deferred (benefit):
Federal	(49)	—	—
State	(7)	—	—
Foreign	—	(220)	14

Total deferred	(56)	(220)	14

	$355	$497	$1,552

        The reconciliation of the U.S. Federal statutory tax rate to the Company's effective tax rate is as follows:

	2000	2001	2002
U.S. Federal statutory rate	34%	34%	34%
Change in valuation allowance	(35)	(34)	(34)
Foreign and state income taxes	(2)	(6)	(50)

Company's effective tax rate	(3)%	(6)%	(50)%

        Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (b) operating loss carryforwards. The tax effects of significant items comprising the Company's deferred tax assets and liabilities at January 31, 2001 and 2002, are as follows:

	January 31,
	2001	2002
	(In thousands)
Deferred tax liabilities:
Expenses deductible for tax purposes and not for financial reporting purposes	$(486)	$(418)

Deferred tax assets:
Reserves not currently deductible	5,487	4,360
Tax loss carryforwards	6,024	7,154

	11,511	11,514

Less: valuation allowance	(11,030)	(11,115)

Net deferred tax liabilities	$(5)	$(19)

        As of January 31, 2002, the Company had approximately $17.9 million of net operating loss carryforwards for federal income tax purposes. These carryforwards will begin to expire in 2020 if not utilized.

        Income tax has not been provided on unrepatriated earnings of foreign subsidiaries as currently it is the intention of the Company to reinvest such foreign earnings in their operations.

14. Business Segment Information

        The Company is engaged in providing analytic solutions for communications interception, digital video security and surveillance, and enterprise business intelligence. The Company operates in one business segment and manages its business on a geographic basis. Summarized financial information for the Company's reportable geographic segments is presented in the following table. Sales in each geographic segment represents sales originating from that segment. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

	United States	Israel	United Kingdom	Other	Reconciling Items	Consolidated Totals
Year Ended January 31, 2000	(In thousands)
Sales	$71,152	$47,045	$9,487	$5,323	$(12,395)	$120,612
Costs and expenses	(71,801)	(52,260)	(12,325)	(5,795)	12,021	(130,160)

Operating income (loss)	$(649)	$(5,215)	$(2,838)	$(472)	$(374)	$(9,548)

Year Ended January 31, 2001
Sales	$77,777	$53,246	$20,503	$9,662	$(19,511)	$141,677
Costs and expenses	(84,679)	(54,045)	(20,994)	(9,115)	19,591	(149,242)

Operating income (loss)	$(6,902)	$(799)	$(491)	$547	$80	$(7,565)

Year Ended January 31, 2002
Sales	$65,731	$62,712	$18,848	$6,023	$(22,079)	$131,235
Costs and expenses	(70,290)	(58,813)	(19,349)	(7,882)	22,566	(133,768)

Operating income (loss)	$(4,559)	$3,899	$(501)	$(1,859)	$487	$(2,533)

        Long-lived assets by country of domicile consist of:

	January 31,
	2001	2002
	(In thousands)
Israel	$11,692	$12,632
United States	8,300	8,014
Germany	3,602	2,463
United Kingdom	478	273
Other	158	191

	$24,230	$23,573

        Sales by country, based on end-user location, as a percentage of total sales were as follows:

	January 31,
	2000	2001	2002
United States	51%	49%	42%
United Kingdom	7%	15%	14%
Other	42%	36%	44%

	100%	100%	100%

        No single customer accounted for 10% or more of sales for the years ended January 31, 2000, 2001 and 2002.

15. Commitments and Contingencies

        Leases—The Company leases office, manufacturing, and warehouse space under non-cancelable operating leases. Rent expense for all leased premises approximated $2,475,000, $2,596,000, and $2,887,000 in the years ended January 31, 2000, 2001 and 2002, respectively.

        As of January 31, 2002, the minimum annual rent obligations of the Company were approximately as follows:

Year Ending January 31,	Amount
(In thousands)
2003	$2,548
2004	2,063
2005	605
2006	421

$5,637

        Licenses and Royalties—The Company licenses certain technology, "know-how" and related rights for use in the manufacture and marketing of its products, and pays royalties to third parties under such licenses and under other agreements entered into in connection with research and development financing. The Company currently pays royalties on a substantial portion of its product sales in varying amounts based upon the revenues attributed to the various components of such products. Royalties typically range up to 6% of net sales of the related products and, in the case of royalties due to government funding sources in respect of research and development projects, are required to be paid until the funding organization has received total royalties amounting to 100% of the amounts received by the Company under the approved project budgets, plus interest in certain circumstances.

        Dividend Restrictions—The ability of the Company's Israeli subsidiaries to pay dividends is governed by Israeli law, which provides that cash dividends may be paid by an Israeli corporation only out of retained earnings as determined for statutory purposes in Israeli currency. In the event of a devaluation of the Israeli currency against the dollar, the amount in dollars available for payment of cash dividends out of prior years' earnings will decrease accordingly. Cash dividends paid by an Israeli corporation to United States residents are subject to withholding of Israeli income tax at source at a rate of up to 25%, depending on the particular facilities which have generated the earnings that are the source of the dividends.

        Guaranties—The Company has obtained bank guaranties primarily to secure its performance of certain obligations under contracts with customers. These guaranties, which aggregated approximately $5,153,000 at January 31, 2002, are to be released by the Company's performance of specified contract milestones, which are scheduled to be completed in the ensuing year.

        Litigation—From time to time, the Company is subject to certain legal actions arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that their final resolution will not have any significant adverse effect upon the Company's financial position or results of operations.

16. Subsequent Event

        On February 1, 2002, the Company's wholly-owned subsidiary, Loronix, acquired the digital video recording business of Lanex, LLC. The Lanex business provides digital video recording solutions for security and surveillance applications primarily to North American banks. The purchase price consisted of $9.5 million in cash and a $2.2 million convertible note issued by the Company to Lanex. The note is non-interest bearing and matures on February 1, 2004. The holder of the note may elect to convert the note, in whole or in part, into shares of the Company's common stock at a conversion price of $16.06 per share at any time on or after the completion of the Company's initial public offering. The note is guaranteed by Comverse Technology.

*    *    *    *    *    *

Loronix CCTVware
File View Media Export Window Help
Resources
Monitors Cameras Reports
NDVMS INTELLIGENCE
Headquarters
All Cameras
Cashier
Parking Lot
Airport
Subway
Loading Dock
Front Entrance
Rear Entrance
Mens' Dept
Housewares
Electronics
Jewelry
New York
Chicago
Los Angeles
Paris
London
Live Video, - Airport
Live Video, - Subway
Live Video, - Cashier
Live Video, - Parking Lot

Graphical user interface of digital security & surveillance

CELL
FAX
HOME1
HOME2
MODEM
WORK
Pause
Target
Session
Mode
RT
Data
Audit
White Shirts
Case
ABC-12345
Target
HOME1
Call No
10
Start Time
01/17/2002 22:39
End Time
01/17/2002 22:40
Called Number
5550000
Calling Number
555-3434
Call Direction
Outgoing
Content
Voice
Monitor
Brian F
Classification
Pertinent
Language
English
Keyword
White Shirts
Scale
Log
Bill:"Let's meet tomorrow at 8PM in the parking lot."
Ted:"Sounds good. I'll be there."
Next Status
01/17/2002 23:32

Communications interception monitoring center view

[Background graphic of Map]

4,500,000 Shares

Common Stock

PROSPECTUS
May 15, 2002

LEHMAN BROTHERS

SALOMON SMITH BARNEY

ROBERTSON STEPHENS

UBS WARBURG

U.S. BANCORP PIPER JAFFRAY

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Verint Systems Inc.
THE OFFERING
ABOUT THIS PROSPECTUS
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SUMMARY COMPENSATION TABLE
STOCK OPTION GRANTS IN LAST FISCAL YEAR
YEAR-END OPTION VALUES
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
REPORTS TO STOCKHOLDERS
VERINT SYSTEMS INC. AND SUBSIDIARIES Index to Consolidated Financial Statements
INDEPENDENT AUDITORS' REPORT
INDEPENDENT AUDITORS' REPORT
VERINT SYSTEMS INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (IN THOUSANDS, EXCEPT SHARE DATA)
VERINT SYSTEMS INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE DATA)
VERINT SYSTEMS INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (IN THOUSANDS, EXCEPT SHARE DATA)
VERINT SYSTEMS INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)
VERINT SYSTEMS INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED JANUARY 31, 2000, 2001 AND 2002